Form 10KSB, Exhibit 13
period 2002-12-31
BRIDGE STREET FINANCIAL INC
filed 2003-03-31
CIK 1182555

Exhibit 13.1


ANNUAL MESSAGE TO SHAREHOLDERS

         Oswego County Savings Bank was formed in 1870 as a New York State-chartered mutual savings bank and operated that way until July of 1999, when Oswego County Mutual Holding Company and Oswego County Bancorp, Inc. was formed. With that change the company became a stock savings bank with majority control of the stock held by Oswego County MHC.

         In June of 2002, the Board of Directors voted unanimously to proceed with a "second step" conversion whereby the shares held by Oswego County MHC would be sold in a public offering, and Oswego County MHC would cease to exist. In late December, that transaction received regulatory approvals and the necessary depositor and shareholder votes. The public offering was also concluded on January 3, 2003 with over $15 million of new capital raised in the offering.

         The Board of Directors had voted to convert the bank charter from a New York State savings bank charter to a nationally chartered commercial bank. The transaction received final approvals on January 15th of 2003. As of January 15th the new bank name became Oswego County National Bank which is marketed as OCNB, and the holding company became Bridge Street Financial, Inc., with Oswego County Bancorp, Inc. merged into that company. The Bank is now regulated by the Office of he Comptroller of the Currency, and the holding company is regulated by the Federal Reserve Bank of New York.

         It was a long and somewhat confusing process for our customers and our communities to understand. Essentially, the two-stage conversion from a mutual savings bank to a stock bank helped the Company raise over $18 million of new capital ($3 million in the first offering) that has been and will be used to help fund growth and expansion. Converting to a stock bank has allowed many of our customers and area residents to become owners with a stake in the future success of the Company.

         The Board and management are very excited to become the only community bank with a commercial charter headquartered in Oswego County and one of three headquartered in Oswego and Onondaga counties. These two counties are where the vast majority of our customers reside, work and do business, so we care deeply about what happens here. Our decision-making is done locally, and that gives us an advantage over many of our large competitors which are based in other states or cities outside of Central New York.

         This transformation has, in fact, been evolving over the past few years as we had chosen a strategic path of converting our balance sheet to more closely resemble that of a community commercial bank. We developed products, services and a marketing strategy that have been moving the Company from a savings bank that relies primarily on mortgage loans to a commercial bank with more emphasis on consumer and business loans. The transaction, completed January 15th of 2003, was the formal affirmation of that transaction.

         The Company continued to grow aggressively in 2002. In May a new office at 7799 Oswego Road in Liverpool opened, marking our seventh banking location and second in Onondaga County. The Liverpool office and each of our other locations continued to grow nicely in 2002 by attracting many new customers and providing excellent service to existing customers. At December 31, 2002, total assets had increased to $194,923,000 from $162,985,000 at December 31, 2001, and marked our fourth consecutive year of double-digit percentage increases. Total deposits increased from $145,684,000 at December 31, 2002, compared to $129,183,000 at December 31, 2001, and marked a 45.5% increase since December 31, 1999.

         Our three-year strategic plan calls for continued aggressive growth and market expansion with some additional branches in communities that complement our existing branch locations. A start-up branch operates at a financial loss for the first 18 to 36 months, depending on its rate of growth. The Liverpool office that opened in May of 2002 negatively impacted 2002 earnings as operating costs exceeded revenues. The trade-off for the earnings loss is the expansion of the franchise and future earnings that will be generated from the branch once it matures.

         At December 31, 2002, Mr. Carl Walrath retired as a member of the Board of Directors on which he had served since 1974. All of us associated with the Company want to wish Carl much happiness and good health in his retirement and thank him for his many years of dedicated service. On January 16, 2003, Mr. Richard McKean was officially sworn in to complete the unexpired term of Mr. Walrath. Mr. McKean is a principle of Eastern Shore Associates Insurance, headquartered in Fulton, New York. At the April 2002 Annual Shareholders Meeting, Mr. Lowell Seifter was appointed to the Board of Directors to replace Mr. Bernard Shapiro, who retired at December 31, 2001. Mr. Seifter is a partner in the law firm of Green and Seifter in Syracuse.

         The discussion and analysis of operating results of 2002 are detailed later in this report for your review. We thank you for your support as a shareholder and want you to know that the Board and management are committed to enhancing the value of your investment.



Paul J. Heins                                         Gregory J. Kreis
Chairman of the Board                                 President and CEO

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

         Because the "second-step" conversion and stock offering of Bridge Street Financial was not completed until January 3, 2003, Bridge Street Financial did not conduct operations or have financial statements prior to that date. Therefore, the consolidated financial statements in this report are those of Oswego County Bancorp. For the applicable periods, the consolidated financial condition and operating results of Oswego County Bancorp were primarily dependent on its wholly owned subsidiary, Oswego County Savings Bank. All references to Oswego County Bancorp prior to July 13,1999, except where otherwise indicated, are to Oswego County Savings Bank.

GENERAL

         Oswego County Bancorp's results of operations depend primarily on net interest income, which is the difference between income on interest-earning assets and expense on interest-bearing deposits and borrowings. Interest-earning assets principally consist of loans and securities. Oswego County Bancorp's results of operations also are affected by the provision for losses on loans; the level of its noninterest income, consisting primarily of service charges; its noninterest expenses, including compensation and benefits, occupancy and equipment expense, data processing and other expenses and its income tax expense. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.


CRITICAL ACCOUNTING POLICIES

         The accounting and reporting policies of Oswego County Bancorp conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. Oswego County Bancorp utilizes the accrual method of accounting for financial reporting purposes.

         Our most critical accounting policy is our policy regarding the provision for loan losses and related allowance for loan losses. Oswego County Bancorp's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. The allowance for loan losses is maintained at a level that management believes, to the best of its knowledge, is at a level at each reporting date, to cover known and inherent losses in the loan portfolio that are both probable and reasonably estimable. Management's judgment is based upon, but not limited to, periodic evaluation of the portfolio, past loss experience and current economic conditions. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Oswego County Bancorp's allowance for loan losses. Such agencies may require Oswego County Bancorp to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

         Interest income on loans, securities and other interest-earning assets is accrued monthly unless management considers the collection of interest to be doubtful. When loans are placed on nonaccrual status (contractually past due 90 days or more), unpaid interest is reversed by charging interest income. Interest payments received on nonaccrual loans (including impaired loans) are recognized as income unless future collections are doubtful. Loans are returned to accrual status when collectibility is no longer considered doubtful (generally, when all payments have been brought current). Interest expense on deposits, borrowings and other interest-bearing liabilities is accrued monthly.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2002 AND DECEMBER 31, 2001


        Total assets increased by $31.9 million, or 19.6%, to $194.9 million at December 31, 2002 from $163.0 million at December 31, 2001. Shareholders' equity increased by $1.1 million during the twelve-month period ended December 31, 2002, mainly as a result of Oswego County Bancorp's net income of $1.1 million, a $185,000 increase in accumulated other comprehensive income and a $150,000 increase from ESOP stock release and amortization of restricted stock, which was partially offset by dividends paid in the twelve-month period of $260,000 and an increase in treasury stock of $56,000. The increase in total assets at December 31, 2002 is partially the result of $15.1 million of stock subscription escrow deposits related to Oswego County Bancorp's second-step conversion to a stock holding company structure, which was completed on January 3, 2003.

         Total securities decreased $620,000, or 1.5%, to $39.7 million at December 31, 2002. During the twelve-month period investments in municipal securities increased by $5.1 million, investments in government agency bonds and mortgage-backed securities decreased by $3.5 million and investments in corporate securities decreased by $2.4 million. Changes in the securities portfolio are the result of Oswego County Bancorp's continued implementation of an investment strategy to preserve tax-equivalent yields during the low point of the interest rate cycle and provide future cash flows that can be reinvested when market rates cycle upward. Oswego County Bancorp began implementing this strategy during 2001 with the purchase of mortgage-backed securities that will be self-liquidating and will provide future funds for reinvestment at higher rates. During 2001 and 2002, Oswego County Bancorp purchased mid-term municipal securities to provide yield support for the short-term portion of the portfolio. Additionally, during 2002, Oswego County Bancorp reduced the corporate securities portion of the portfolio to maintain asset quality.

                                                                 December 31,          December 31,
                                                                     2002                  2001
                                                                     ----                  ----
                                                                           (In thousands)
     SECURITIES AVAILABLE FOR SALE (fair value)
U.S. Government agency obligations                           $            850                 2,859
Municipal securities                                                   15,309                10,178
Corporate  securities                                                   4,528                 6,909
Mortgage-backed securities                                             14,838                16,335
Other equity securities                                                 4,157                 4,021

                                                             ----------------      ----------------

                          Total securities                   $         39,682                40,302


      Loans increased by $2.7 million, or 2.7%, to $107.6 million at December 31, 2002 from $104.8 million at December 31, 2001. Commercial mortgages and commercial loans increased $6.3 million, or 21.5%, to $35.6 million at December 31, 2002 from $29.3 million at December 31, 2001. Consumer loans increased $1.3 million, or 14.9%, to $9.8 million at December 31, 2002 from $8.5 million at December 31, 2001. Residential mortgages decreased $4.8 million to $62.2 million at December 31, 2002 as compared to $67.0 million at December 31, 2001. The decrease in residential loans is due primarily to principal payments on loans outstanding which exceeded the amount of loans originated and retained during the twelve-month period ended December 31, 2002.


         In addition to the previously mentioned loan balances, Oswego County Bancorp had $1.6 million of loans held for sale on December 31, 2002 and no loans held for sale at December 31, 2001. The loans held for sale consisted of fixed rate residential mortgages.

          Loans                                       December 31,           December 31,
          -----                                           2002                   2001
                                                          ----                   ----
                                                                  (In thousands)
Residential mortgage
  and home equity                                $         62,182                 67,004
Commercial mortgage                                        22,603                 15,626
Commercial                                                 13,005                 13,690
Consumer                                                    9,803                  8,529
                                                 ----------------       ----------------
                                                 $        107,593                104,849
                                                 ----------------       ----------------


         Oswego County Bancorp's deposits increased by $16.5 million or 12.8% to $145.7 million at December 31, 2002 from $129.2 million at December 31, 2001. Savings and money market deposits increased by $5.6 million, time deposits increased by $8.1 million and demand deposits increased by $2.8 million. The increase in deposits is the result of customers' continued acceptance of deposit products combined with customers' movement of funds away from volatile and risky equity investments.

         Oswego County Bancorp's borrowings with the Federal Home Loan Bank of New York ("FHLB") decreased by $1.2 million to $13.7 million at December 31, 2002 due to a reduction in overnight borrowing.

         Shareholders' equity increased $1.1 million or 7.0% to $16.9 million during the twelve-month period ended December 31, 2002. The increase in shareholders' equity resulted from net income for the period of $1.1 million, a $185,000 increase in accumulated other comprehensive income that resulted from $568,000 appreciation of securities which was partially offset by the establishment of a $383,000 minimum pension liability, the issuance of $15,000 of common stock that resulted from the exercise of options, and $150,000 from the release of ESOP shares and the amortization of restricted stock. The minimum pension liability was established to record an under-funded pension liability that is primarily the result of a decline in pension asset values. These increases were partially offset by dividend payments of $260,000 and open market purchases of common stock of $56,000.


         At December 31, 2002, nonperforming assets were 0.49% of total assets as compared to 0.60% at December 31, 2001.


                   NONPERFORMING ASSETS                    December 31,            December 31,
                  (dollars in thousands)                       2002                    2001
                                                        --------------------     -----------------
Nonaccrual loans                                      $                 757                   754
Restructured commercial mortgage loans                                  200                   220
                                                        --------------------     -----------------
  Nonperforming loans                                                   957                   974

Other real estate                                                         8                     0
                                                        --------------------     -----------------
                                                                                                0
  Nonperforming assets                                $                 965                   974
                                                        ====================     =================

Nonperforming assets
   to total assets                                                    0.49%                 0.60%
Allowance for loan losses
   to nonperforming loans                                           124.35%                95.69%


         While management views the recent experience with respect to nonperforming assets to be favorable, future experience may be affected by regional and national economic conditions, underwriting judgments and business and personal factors affecting Oswego County Bancorp's customers. Although the allowance for loan losses is maintained at a level that management believes, to the best of its knowledge, will cover known and inherent losses in the loan portfolio that are both probable and reasonably estimable. Changes in the factors discussed above will determine the level of the allowance in future periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examinations.


RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

         Net income was $1,085,000 in the year ended December 31, 2002 compared to net income of $1,125,000 for the year ended December 31, 2001. For the year ended December 31, 2002 compared to the year ended December 31, 2001, net interest income increased $621,000 and noninterest income increased by $805,000. These increases were partially offset by an increase in noninterest expenses of $1.3 million and an increase in the provision for loan losses of $268,000. Return on average equity was 6.57% for the year ended December 31, 2002 compared to 7.33% for the year ended December 31, 2001. Return on average assets was 0.63% for the year ended December 31, 2002 compared to 0.75% in the same period of 2001.

NET INTEREST INCOME

         Net interest income increased $621,000 in the year ended December 31, 2002 to $5.9 million as compared to $5.3 million in 2001. The increase in net interest income during the twelve month period was the result of interest expense decreasing more significantly than interest income. Interest income decreased $259,000 and interest expense decreased $880,000. Oswego County Bancorp's net interest rate margin on a tax equivalent basis of 4.13% for 2002 increased two basis points from 2001. The increase in net interest rate margin on a tax equivalent basis was due to lower rates on deposits and borrowings, which were partially offset by lower interest rates on interest earning assets. For the year ended December 31, 2002 net interest income on a tax equivalent basis increased $842,000 from increases in volume of interest earning assets which was partially offset by a $2,000 decrease in net interest income due to decreases in interest rates. The presentation of interest income on a tax equivalent basis is a banking industry practice used to provide meaningful yield on average earning asset comparisons with other banks. By converting nontaxable income on securities investments to its taxable equivalent, differences in yields that result from taxable and nontaxable securities investments are compensated for.


INTEREST INCOME

     Total interest income decreased $259,000 to $9.8 million for the year ended December 31, 2002 compared to $10.0 million for the same period in 2001. In the third quarter of 2001 and during 2002, the Company increased investments in municipal securities for their higher after tax yield in comparison to comparable risk taxable securities. After giving effect to the reduction in state and federal income taxes for these securities, interest income on a tax equivalent basis decreased by $40,000 or 0.4%, to $10.2 million in the year ended December 31, 2002 compared to $10.3 million for same period in 2001. The decrease in interest income resulted from a $122,000 decrease in interest income from federal funds sold and other short-term investments and a $97,000 decrease in loan interest income, which was partially offset by a $179,000 increase in securities interest income. The increase in securities income was the result of a $5.3 million increase in average securities partially offset by a 41 basis point reduction in interest rates on securities. The interest income rate on securities decreased to 6.09% in 2002 from 6.50% in 2001. The decrease in loan interest income was the result of a 112 basis point reduction in the average yield to 6.95% in 2002 from 8.07% in 2001, which was partially offset by a $14.1 million increase in the balances of average loans.

INTEREST EXPENSE

     Interest expense decreased by $880,000 to $3.8 million for the year ended December 31, 2002 compared to $4.7 million for the year ended December 31, 2001. The decrease in interest expense resulted from lower rates paid on deposits and borrowings, which was partially offset by higher average balances of deposits and borrowings. Average deposit balances increased $14.4 million or 13.9% compared to 2001. Average borrowings increased $2.1 million due to increased borrowing to fund asset growth.

                      AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID


                                                  Year Ended December 31, 2002                 Year Ended December 31, 2001
                                                  ----------------------------                 ----------------------------
                                                Average                   Average           Average                    Average
                                                Balance    Interest        Yield/Rates      Balance     Interest     Yield/Rates
                                                -------    --------        -----------      -------     --------     -----------
Interest earnings assets:
Loans, gross (1)                             $   110,534 $     7,685         6.95%        $    96,406 $     7,782          8.07%
Securities, at amortized cost (2)                 40,902       2,491         6.09%             35,593       2,312          6.50%
Federal funds sold and other                       3,301          42         1.27%              3,075         164          5.33%
                                             ----------- -----------  -----------         ----------- -----------   -----------

           Total interest earning assets         154,737      10,218         6.60%            135,074      10,258          7.59%

Noninterest earning assets                        17,954                                       15,301
                                             -----------                                  -----------
           Total assets                          172,691                                      150,375
                                             ===========                                  ===========

Interest bearing liabilities:
Savings, NOW, money market (3)                    68,373       1,146         1.68%             58,341       1,467          2.51%
Time deposits                                     49,467       1,843         3.73%             45,120       2,432          5.39%
Borrowings                                        14,833         831         5.60%             12,747         801          6.28%
                                             ----------- -----------  -----------         ----------- -----------   -----------

           Total interest bearing liabilities    132,673       3,820         2.88%            116,208       4,700          4.04%

Noninterest bearing deposits                      21,414                                       17,332
Other noninterest liabilities                      2,096                                        1,493
                                             -----------                                  -----------

           Total liabilities                     156,183                                      135,033
Shareholders' equity                              16,508                                       15,342
                                             -----------                                  -----------

           Total liabilities and equity          172,691                                      150,375
                                             ===========                                  ===========

Net interest income                                      $     6,398                                  $     5,558
                                                         ===========                                  ===========

Excess of earning assets over interest
           bearing liabilities               $    22,064                                  $    18,866
                                             ===========                                  ===========

Net interest rate spread                                                     3.72%                                         3.55%
Net interest rate margin (4)                                                 4.13%                                         4.11%
Average interest-earning assets to average
   interest-bearing liabilities                                            116.63%                                       116.23%


----------
(1) Includes nonaccruing loans.
(2) Includes tax equivalent adjustment for Oswego County Bancorp's tax-exempt securities income assuming a 40% combined federal and state income tax rate. Average balance represents the amortized cost of securities excluding net unrealized gains or losses.
(3) Includes advance payments by borrowers for taxes and insurance (mortgage escrow deposits).
(4) Equals net interest income divided by average interest-earning assets.

PROVISION FOR LOAN LOSSES

         The allowance for loan losses increased $258,000 during the year ended December 31, 2002 versus an $189,000 decrease for the year ended December 31, 2001. This $447,000 difference reflects provisions, charge-offs and recoveries. The provision for loan losses was $412,000 in the year ended December 31, 2002 compared to $144,000 in the same period of 2001. Oswego County Bancorp's allowance model reflected increased provision requirements, particularly in the commercial and commercial mortgage portfolios, which generally expose Oswego County Bancorp to greater risk of loss than loans secured by residential real estate. Such requirements for provisions are based on management's assessment of inherent losses in these portfolios based upon specific credit review and analysis of past-due, non-performing, historical losses and local economic trends. Inherent loss allocation factors in the commercial and commercial mortgage portfolios increased due to the high charge-offs taken in the second half of 2001. Additionally, the increase in the provision reflects management's assessment of changes in regional and local economies and employment opportunities, including the announcement of further job losses at a large manufacturing plant. Charge-offs do not result in or cause other inherent losses in the portfolio. However, historical charge-off experience is a factor used to measure losses that are inherent in the portfolio. Additional information regarding the allowance for loan losses is provided in the table that follows:

ALLOWANCE FOR LOAN LOSSES                                           Twelve months ended December 31,
                     (thousands)                                      2002                    2001
                                                                      ----                    ----
Balance, beginning of period                                $           932                  1,121
   Provision for loan losses                                            412                    144
   Charge-offs                                                         (188)                  (388)
   Recoveries                                                            34                     55
                                                            ---------------        ---------------

Balance, end of year                                        $         1,190                    932
                                                            ===============        ===============

Net charge-offs to annual average loans                               0.14%                  0.35%
Allowance to ending loans                                             1.11%                  0.89%


NONINTEREST INCOME

     Noninterest income increased $805,000 to $2.8 million for the year ended December 31, 2002 compared to $2.0 million for the year ended December 31, 2001. The increase in noninterest income is due, in part, to Oswego County Bancorp's continued efforts to increase revenues from noninterest sources through revising fee structures and enhancing services. For the year ended December 31, 2002 the increase in noninterest income was the result of a $629,000 increase in service fee revenue, a $49,000 increase in income from bank-owned life insurance, a $15,000 increase in gains on loans sold, a $72,000 increase in income from gains on securities transactions and a $40,000 increase in other income.

NONINTEREST EXPENSE

     Noninterest expense increased during the year ended December 31, 2002 by $1.3 million or 22.9%. The primary reasons for the increase in noninterest expense were full twelve months expenses associated with a branch acquisition completed in May of 2001, costs associated with a new branch that opened in May of 2002 and conversion costs for Oswego County Bancorp's strategic initiative to move the data processing function from an outsourced service to an in-house data center. For the year ended December 31, 2002, salaries and employee benefits expenses increased $786,000, occupancy and equipment expenses increased $147,000, data processing costs increased $132,000, professional fees increased $143,000, office supplies, printing and postage increased $34,000 and other expenses increased by $87,000 primarily due to increases in training, travel and correspondent bank costs. Salaries and employee benefits expenses increased primarily due to increased staffing as a result of the new branch offices. These increases were partially offset by a $11,000 reduction in contribution expense.


INCOME TAXES

     Income tax expense for the year ended December 31, 2002 was $177,000 as compared to $297,000 in 2001. The decrease in income tax expense was primarily due to the tax benefit received as a result of a greater proportion of our income being derived from tax-exempt municipal securities. The effective income tax rate was 14.0% for the year ended December 31, 2002. The income tax rate is below statutory rates due primarily to favorable tax benefits from tax-exempt income on securities and income from bank-owned life insurance, which combined reduced the effective income tax rate by 25.7 percentage points.


RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

         Net income was $1.1 million for the year ended December 31, 2001, compared to $615,000 in 2000. The total of net interest income and noninterest income improved by $1.0 million as Oswego County Bancorp increased earning assets and noninterest income. The increases in net interest income and noninterest income were partially offset by a $440,000 increase in noninterest expense. Return on average equity improved in 2001 to 7.33% from 4.29% in 2000. Return on average assets also increased in 2001 to 0.75% from 0.47% in 2000.

NET INTEREST INCOME

         Net interest income is determined by the average interest rate spread (i.e., the difference between the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income increased $311,000 or 6.2% from $5.0 million in 2000 to $5.3 million in 2001. The increase in net interest income was generated from increased earnings on higher average loan balances. The increase in interest income was partially offset by increased interest expense which resulted from higher average deposits and borrowings. Oswego County Bancorp's interest rate spread on a tax equivalent basis decreased in 2001 by eleven basis points primarily due to lower rates on interest earning assets partially offset by lower rates on interest bearing liabilities. For the year ended December 31, 2001, net interest income on a tax equivalent basis increased $670,000 from increases in volume of interest-earning assets and interest bearing liabilities and decreased $201,000 from lower rates.

INTEREST INCOME

         Total interest income on a tax equivalent basis increased by $1.0 million or 11.0%, to $10.3 million for 2001 compared to $9.2 million for 2000. The primary reason for the increase in interest income was a $981,000 increase in interest earned on outstanding loans. The average balance of loans increased $15.8 million from $80.6 million in 2000 to $96.4 million in 2001. The average yield on the loan portfolio decreased to 8.07% in 2001 from 8.44% in 2000. The decreases in the average yield on the loan portfolio resulted from the decreasing rate environment during 2001 that developed due to actions taken by the Federal Reserve Board. Interest income from securities on a tax equivalent basis decreased $57,000 for the year ended December 31, 2001 as compared to 2000. The decrease in interest income from securities was due primarily to a $1.2 million decrease in average balance of securities to $35.6 million for 2001 compared to $36.8 million in 2000, which was partially offset by an increase in average yield on securities to 6.50% in 2001 from 6.43% in 2000.

         Other interest income, which consists of interest on federal funds sold and other short-term investments, was $164,000 in 2001 as compared to $69,000 in 2000. The average amount of federal funds and short-term investments increased to $3.1 million in 2001 compared to $0.7 million in 2000.


INTEREST EXPENSE

         Interest expense, which consisted primarily of interest paid on deposits and borrowings, was $4.7 million in 2001 compared to $4.2 million in 2000. The increase in interest expense for 2001 resulted from increased interest expense on deposits of $362,000 and increased interest expense on borrowings of $188,000. Deposit interest expense increased as a result of volume increases from new deposits. Oswego County Bancorp offers its deposit customers tiered pricing schedules whereby higher balances earn higher rates of interest. Interest expense on borrowings increased as a result of Oswego County Bancorp's decision to finance asset growth with borrowed funds.

                                 AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

                                                    Year Ended December 31, 2001                  Year Ended December 31, 2000
                                                    ----------------------------                  ----------------------------
                                                 Average                      Average         Average                     Average
                                                 Balance     Interest        Yield/Rates      Balance      Interest     Yield/Rates
                                                 -------     --------        -----------      -------      --------     -----------
Interest earnings assets:
Loans, gross (1)                              $     96,406 $     7,782          8.07%      $     80,594 $      6,801           8.44%
Securities, at amortized cost (2)                   35,593       2,312          6.50%            36,816        2,369           6.43%
Federal funds sold and other                         3,075         164          5.33%               747           69           9.24%
                                              ------------ -----------   -----------       ------------ ------------    -----------

                                                   135,074      10,258          7.59%           118,157        9,239           7.82%

Noninterest earning assets                          15,301                                       12,288
                                              ============                                 ============

                                                   150,375                                      130,445
                                              ============                                 ============

Interest bearing liabilities:
Savings, NOW, money market (3)                      58,341       1,467          2.51%            49,934        1,365           2.73%
Time deposits                                       45,120       2,432          5.39%            40,497        2,172           5.36%
Borrowings                                          12,747         801          6.28%             9,447          613           6.49%
                                              ------------ -----------   -----------       ------------ ------------    -----------

                                                   116,208       4,700          4.04%            99,878        4,150           4.16%

Noninterest bearing deposits                        17,332                                       14,393
Other noninterest liabilities                        1,493                                        1,823
                                              ------------                                 ------------

                                                   135,033                                      116,094
Shareholders' equity                                15,342                                       14,351
                                              ------------                                 ------------

                                                   150,375                                      130,445
                                              ============                                 ============

Net interest income                                        $     5,558                                  $      5,089
                                                           ===========                                  ============

Excess of earnings assets over interest
   bearing liabilites                         $     18,866                                 $     18,279
                                              ============                                 ============

Net interest rate spread                                                        3.55%                                          3.66%
Net interest rate margin (4)                                                    4.11%                                          4.31%
Average interest-earning assets to average
   interest-bearing liabilities                                               116.23%                                        118.30%


----------
(1) Includes nonaccruing loans.
(2) Includes tax equivalent adjustment for Oswego County Bancorp's tax-exempt securities income assuming a 40% combined federal and state income tax rate. Average balance represents the amortized cost of securities excluding net unrealized gains or losses.
(3) Includes advance payments by borrowers for taxes and insurance (mortgage escrow deposits).
(4) Equals net interest income divided by average interest-earning assets.

PROVISION FOR LOAN LOSSES

         The provision for loan losses was $144,000 in 2001 and $169,000 in 2000. Provisions for loan losses are recorded to maintain the allowance for loan losses at an amount management believes, to the best of its knowledge, is at a level to cover known and inherent losses in the loan portfolio that are both probable and estimable. These provisions were based upon a number of factors, including asset classifications, management's assessment of inherent loss in the portfolio, historical loan loss experience, economic trends, industry experience and trends, estimated collateral values and underwriting policies. Net loan charge-offs were $333,000 in 2001 and $117,000 in 2000. Net charge-offs for 2001 include a $290,000 charge-off of a commercial loan for a customer who filed for bankruptcy and had insufficient funds after liquidation to pay-off the loan obligations. At December 31, 2001, the allowance for loan losses equaled $932,000, representing 0.9% of total loans outstanding and 95.7% of total non-performing loans. Additional information regarding the allowance for loan loss is provided in the table below:


                                                 FOR THE YEAR ENDED
                                                    DECEMBER 31,
                                                    ------------
                                              2001                 2000
                                              ----                 ----
ALLOWANCE FOR LOAN LOSSES:                     (DOLLARS IN THOUSANDS)
Balance, beginning of year                 $  1,121            $   1,069
Provision for loan losses                       144                  169
Charge-offs                                    (388)                (162)
Recoveries                                       55                   45
                                           --------            ---------

Balance, end of year                       $    932            $   1,121

Net charge-offs to average loans               0.35%                0.15%
                                           ========            =========
Allowance for loan losses to ending loans      0.89%                1.29%
                                           ========            =========


         Although management believes that the allowance for loan losses is maintained at a level to cover known and inherent losses in the loan portfolio that are both probable and reasonably estimable, there can be no assurances that additions to such allowance will not be necessary in future periods, adversely affecting results of operations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Oswego County Bancorp's allowance for loan losses and the carrying value of non-performing assets based on their judgments about information available to them at the time of their examinations. No assurance can be given as to whether any such agencies might require additional provisions for loan losses in the future. Furthermore, as Oswego County Bancorp attempts to increase the amount of loan originations and diversify the types of loans offered, increased future provisions for loan losses may be required.

NONINTEREST INCOME

         Noninterest income increased $667,000 to $2.0 million in 2001 compared to $1.3 million in 2000. The increase in noninterest income is due, in part, to Oswego County Bancorp's continued efforts to increase revenues from noninterest sources through revising fee structures and enhancing services. Additionally, Oswego County Bancorp's noninterest income included net earnings on life insurance policies acquired on the lives of Directors, net gains on sale of loans and net gains from security transactions. For 2001 compared to 2000, service charges and other income increased $426,000, net gains on the sale of loans increased $105,000, net gains on security transactions increased $65,000 and life insurance policy income increased $71,000.

NONINTEREST EXPENSE

         Noninterest expense increased during 2001 by $440,000 compared to 2000. Increased expense that resulted from the branch acquisition is the primary reason for the increase in expenses. During 2001, payroll expenses increased $333,000, data processing costs increased $189,000, office supplies, printing and postage increased $81,000, marketing and advertising expense increased $60,000, and contribution expense increased $36,000. The expense increases were partially offset by a $256,000 decrease in professional fees. The reduction of professional fees in 2001 is the result of a reduction from professional fees incurred in 2000 associated with a profitability study.

INCOME TAXES

         Income tax expense for the year ended December 31, 2001, was $297,000 as compared to income tax expense of $244,000 in 2000. The increase in tax expense was primarily caused by the $563,000 increase in income before taxes for the year ended December 31, 2001, as compared to the prior year. The increase in tax expense for 2001 is below statutory income tax rates due primarily to favorable tax benefits from tax-exempt income on securities which resulted in reduced tax expense of $86,000 and income from bank-owned life insurance which resulted in reduced tax expense of $83,000.


LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity, represented by cash, cash equivalents, securities available for sale and potential borrowings, is a product of its operating, investing and financing activities. The primary sources of funds are deposits and borrowings; the amortization, prepayment and maturity of outstanding loans, securities and other short-term investments; and funds provided from operations. While scheduled payments from the amortization of loans, maturing securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in federal funds sold and other short-term interest-earning assets that provide liquidity to meet lending requirements. The Company also utilizes borrowings to fund a portion of its asset growth.

Excess liquidity is generally invested in short-term investments such as federal funds sold or U.S. Treasury securities. On a longer term basis, the Company maintains a strategy of investing in various lending products. Such products frequently have short terms (five years or less) or interest rates that adjust at least every five years. funds are utilized to meet ongoing commitments to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of investment securities. At December 31, 2002, the Company had outstanding commitments to originate loans of approximately $14.6 million and unused letters of credit of approximately $1.4 million. At December 31, 2002, the Company also had certificates of deposit scheduled to mature in one year or less totaling $40.3 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Company. It is anticipated that the Company will continue to have sufficient deposit funds and available borrowings to meet its current commitments.

At December 31, 2002, the Company had total borrowings from the Federal Home Loan Bank of New York (FHLB-NY) of $13.7 million. Also available to the Company are overnight and one-month borrowing facilities with the FHLB-NY, each in the amount of $7.7 million, an overnight credit plus line of $7.0 million with the FHLB-NY and a $5.0 million overnight line of credit with a commercial bank.

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal and New York State banking regulators. Failure to meet minimum capital requirements could result in certain mandatory and discretionary responses by regulators that could have a material effect on the Company's financial condition and results of operations. In addition, the ability of the Company and the Bank to pay dividends is subject to regulations administered by the banking agencies. At December 31, 2002, the Company and the Bank exceeded minimum capital requirements of the agencies and also exceeded levels established for banking organizations considered well capitalized by the regulators.

At December 31, 2002, the Company was in the process of completing a second-step conversion to a full stock bank. As a result of the second-step conversion, the Company received gross offering proceeds of $15.1 million. The gross offering proceeds were reported as stock subscription escrow deposits in the consolidated statements of financial condition at December 31, 2002. The Company completed the second-step conversion on January 3, 2003 at which time the stock subscription escrow deposits became additional capital of the Company available to fund future growth.

MARKET RISK ANALYSIS

EFFORTS TO ADDRESS INTEREST RATE RISK

         To reduce the potential for materially adverse effects of changes in interest rates on results of operations, Oswego County Bancorp has implemented asset and liability management policies designed to better match the maturities and repricing terms of interest-earning assets and interest-bearing liabilities. Oswego County Bancorp's policies have consisted primarily of the following:

         o        originating adjustable-rate long-term loans for portfolio;

         o purchasing adjustable-rate mortgage-backed securities and short or intermediate-term investment securities;

         o since February 1998, originating fixed-rate one-to four-family residential loans with terms of 15 to 30 years under terms and conditions which will permit their sale in the secondary market; and

         o managing interest expense by maintaining a strong retail deposit base and emphasizing core deposits.

         From the early 1980s until early 1998, Oswego County Bancorp originated primarily adjustable-rate mortgage loans and did not originate fixed-rate residential mortgage loans with terms over 15 years. Approximately 66.1% of Oswego County Bancorp's one-to four-family residential mortgage loans have interest rates that adjust annually or every three years. Oswego County Bancorp's total portfolio of adjustable-rate one-to-four family residential mortgage loans amounted to approximately 81.6% and 72.0% of residential mortgages at December 31, 2002 and December 31, 2001, respectively.

         As long-term interest rates decreased during the 1990s, many customers indicated a preference for fixed-rate residential mortgage loans. In February 1998, Oswego County Bancorp began the origination of long-term, fixed-rate one-to four-family residential mortgage loans in order to provide a full range of products to customers, but only under terms, conditions and documentation which allow their sale in the secondary market. During 2001 as residential mortgage interest rates declined a significant portion of loans originated were 15 and 30 year fixed rate loans. To reduce the long term interest rate exposure of these loans, Oswego County Bancorp sold the majority of all fixed rate 15 and 30 year loans originated during 2001 in the secondary market. Future originations may be designated and sold in the secondary markets.

         In order to better match the maturity or repricing of interest-bearing liabilities and interest-earning assets, Oswego County Bancorp offers certificates of deposit. At December 31, 2002, $14.2 million or 26.0% of Oswego County Bancorp's certificates of deposit mature in more than one year. In Oswego County Bancorp's efforts to address interest-rate risk and competition, higher rates are paid on longer term and higher balance certificates of deposit.

         Oswego County Bancorp considers its savings deposit and money market accounts to be core deposits that are a more stable and lower cost source of funds than certificates of deposit. Oswego County Bancorp's savings and money market accounts have variable interest rates, and management believes that the interest rates on the accounts can be adjusted to retain a substantial portion of these deposits. Savings and money market accounts amounted to $63.3 million or 43.5% of total deposits at December 31, 2002. Oswego County Savings Bank also has NOW and demand deposits as part of its deposit base, which totaled $5.1 million and $22.8 million, respectively, at December 31, 2002.

HOW INTEREST RATE RISK IS MEASURED

         Prolonged increases in market rates of interest could adversely affect the interest rate spread and net interest margin. Moreover, prolonged increases in interest rates could adversely affect the demand for residential mortgage loans within Oswego County Bancorp's primary market area. The asset and liability management committee regularly reviews interest rate risk. Oswego County Bancorp forecasts the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of existing assets, liabilities and off-balance sheet instruments. Such impacts are evaluated against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the Board of Directors.

         The following table sets forth at December 31, 2002 the estimated percentage and dollar change in Oswego County Bancorp's net interest income over a four-quarter period and the market value of portfolio equity based on the indicated changes in interest rates. Certain assumptions have been made in preparing the table below. Although management believes these assumptions to be reasonable, the interest rate sensitivity of assets and liabilities and the estimated effects of changes in interest rates on net interest income and the market value of portfolio equity indicated in the following table could vary substantially if different assumptions were used or if actual experience differs from such assumptions.

                                                                        MARKET VALUE OF PORTFOLIO EQUITY BASED ON
                                   NET INTEREST INCOME                          DECEMBER 31, 2002 BALANCES
                                   -------------------                          --------------------------
 CHANGE IN INTEREST                                    PERCENTAGE                         DOLLAR        PERCENTAGE
   RATES IN BASIS      ESTIMATED     DOLLAR CHANGE     CHANGE FROM       ESTIMATED      CHANGE FROM    CHANGE FROM
      POINTS(1)          AMOUNT        FROM BASE          BASE            AMOUNT           BASE            BASE
      ---------          ------        ---------          ----            ------           ----            ----
                                                 (DOLLARS IN THOUSANDS)
        +200            $7,339               759           11.53%         $ 19,553        (1,786)          (8.37)%

        +100              6,984              404            6.14            20,300        (1,039)           (4.87)
        Base              6,580                -               -            21,339             -            -
        -100              6,198             (382)          (5.81)           21,919           580            2.72
        -200              5,887             (693)         (10.53)           23,028         1,689            7.92

____________________________
(1) Assumes an instantaneous uniform change in interest rates. Basis point equals 0.01%.

         Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net interest income and market value of portfolio equity requires the utilization of assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the above table's presentation assumes that the composition of interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve, regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the above table provides an indication of Oswego County Bancorp's interest-rate risk exposure at a particular point in time, these measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on Oswego County Bancorp's net interest income and will differ from actual results.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related financial data presented herein have been prepared in conformity with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Oswego County Bancorp's assets and liabilities are monetary in nature. As a result, changes in interest rates generally have a more significant impact on Oswego County Bancorp's performance than does the direct effect of inflation.

RECENT ACCOUNTING PRONOUNCEMENTS


         In June 2001, FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

         In April 2002, the FASB issued SFAS No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44 AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

         In June 2002, the FASB issued SFAS No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

         In November 2002, the FASB issued Interpretation No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS TO OTHERS, AN INTERPRETATION OF FASB STATEMENTS NO. 5, 57 AND 107 AND A RESCISSION OF FASB INTERPRETATION NO. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

         In January 2003, the FASB issued Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB NO. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interest in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation applies to those enterprises no later than the beginning of the first interim or annual reporting beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

         FORWARD-LOOKING STATEMENTS - The preceding discussion contains certain forward-looking statements based on current expectations, estimates and projections about the Company's industry, and management's beliefs and assumptions. Words such as anticipates, assumes, expects, intends, plans, believes, estimates, projects and variations of such words and expressions are intended to identify forward-looking statements. Such statements are not guarantees of future performance and are subject to risks and uncertainties that are difficult to forecast. Therefore, actual results may differ materially from those expressed or forecast in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information or otherwise.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                        Consolidated Financial Statements

                     Years ended December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Bridge Street Financial, Inc.:


We have audited the accompanying consolidated statements of financial condition of Oswego County Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oswego County Bancorp, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                    KPMG LLP


Syracuse, New York
January 17, 2003

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                 Consolidated Statements of Financial Condition
                        (In thousands, except share data)

                                                                  December 31,
                   ASSETS                                    2002             2001
                                                        ---------------   -------------
Cash and due from banks                                   $    32,827           6,478
Securities available for sale, at fair value                   39,682          40,302
Loans held for sale                                             1,555              --
Loans                                                         107,593         104,849
  Less: allowance for loan losses                               1,190             932
                                                          -----------       ---------
            Loans, net                                        106,403         103,917
                                                          -----------       ---------
Federal Home Loan Bank Stock                                      810             858
Premises and equipment, net                                     4,793           3,712
Accrued interest receivable                                       758             872
Bank owned life insurance                                       5,234           4,727
Other assets                                                    2,861           2,119
                                                          -----------       ---------
              Total assets                                $   194,923         162,985
                                                          ===========       =========
     LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits:
     Demand                                                    22,768          20,014
     Savings and money market                                  68,461          62,831
     Time                                                      54,455          46,338
                                                          -----------       ---------
                                                              145,684         129,183
  Stock subscription escrow                                    15,107              --
  Escrow deposits                                               1,258           1,341
  Short-term borrowings                                            --             874
  Long-term debt                                               13,700          14,000
  Other liabilities                                             2,238           1,770
                                                          -----------       ---------
            Total liabilities                                 177,987         147,168
                                                          -----------       ---------
Commitments and contingencies (note 17)
Shareholders' equity:
  Preferred stock, $0.01 par value, 500,000 shares
     authorized, at December 31, 2002 and 2001, no
     shares issued                                                 --              --
  Common stock, $0.01 par value, 3,000,000 shares
     authorized and 2,697,947 and 2,691,354 shares
     issued at  December 31, 2002 and 2001                         27               9
  Additional paid-in capital                                    3,392           3,285
  Unvested restricted stock awards, 8,730 and
     15,282 shares at December 31, 2002 and 2001                  (39)            (48)
  Treasury stock, at cost, 139,627 and 133,500
     shares at December 31, 2002 and 2001                        (529)           (473)
  Unallocated common stock held by Employee Stock
     Ownership Plan (ESOP) 61,005 and 70,593 shares
     at December 31, 2002 and 2001                               (197)           (228)
  Retained earnings                                            13,981          13,156
  Accumulated other comprehensive income                          301             116
                                                          -----------       ---------
         Total shareholders' equity                            16,936          15,817
                                                          -----------       ---------
         Total liabilities and shareholders' equity       $   194,923         162,985
                                                          ===========       =========

    See accompanying notes to consolidated financial statements.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                        Consolidated Statements of Income
                        (In thousands, except share data)

                                                        Years Ended December 31,
                                                        ------------------------
                                                            2002         2001
                                                        -----------    ---------
Interest income:
  Loans                                                   $ 7,685         7,782
  Securities                                                2,025         2,065
  Federal funds sold and other short-term investments          42           164
                                                          -------       -------
     Total interest income                                  9,752        10,011
                                                          -------       -------
Interest expense:
  Deposits and escrow accounts                              2,989         3,899
  Borrowings                                                  831           801
                                                          -------       -------
     Total interest expense                                 3,820         4,700
                                                          -------       -------
     Net interest income                                    5,932         5,311
Provision for loan losses                                     412           144
                                                          -------       -------
     Net interest income after provision for loan losses    5,520         5,167
                                                          -------       -------
Noninterest income:
  Service charges                                           2,220         1,591
  Net gains  on securities transactions                       123            51
  Net gains on sale of loans                                  125           110
  Increase in value of bank-owned life insurance              257           208
  Other                                                        85            45
                                                          -------       -------
     Total noninterest income                               2,810         2,005
                                                          -------       -------
Noninterest expenses:
  Salaries and employee benefits                            3,573         2,787
  Occupancy and equipment                                   1,024           877
  Data processing                                             758           626
  Office supplies, printing and postage                       314           280
  Professional fees                                           438           295
  Director fees                                               115           109
  Marketing and advertising                                   194           205
  Contributions                                                65            76
  Other                                                       587           495
                                                          -------       -------
     Total noninterest expenses                             7,068         5,750
                                                          -------       -------
Income before income tax expense                            1,262         1,422
Income tax expense                                            177           297
                                                          -------       -------
     Net income                                           $ 1,085         1,125
                                                          =======       =======
Basic net  income per share                               $  0.44          0.46
                                                          =======       =======
Diluted net  income per share                             $  0.43          0.45
                                                          =======       =======

          See accompanying notes to consolidated financial statements.

                               OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                       Consolidated Statements of Changes in Shareholders' Equity

                                 Years ended December 31, 2002 and 2001
                                   (In thousands, except share data)

                                                                                             UNVESTED
                                                                               ADDITIONAL   RESTRICTED
                                                                    COMMON      PAID-IN       STOCK      TREASURY
                                                                     STOCK      CAPITAL       AWARDS       STOCK
                                                                   --------    ----------   ----------   ---------
Balance at December 31, 2000                                       $   9        3,241          (50)        (473)
Net proceeds from the exercise of stock options (7,182 shares)        --           21           --           --
Cash dividends ($0.10 per share)                                      --           --           --           --
Issue restricted stock (2,700 shares)                                 --           11          (11)          --
Amortization of restricted stock                                      --           --           13           --
Allocation of ESOP stock (9,588 shares)                               --           12           --           --
Comprehensive income:
    Net income                                                        --           --           --           --
    Net change in the unrealized gain (loss) on securities
      available for sale, net of taxes                                --           --           --           --

           Total comprehensive income
                                                                   ------      -------      -------      -------

Balance at December 31, 2001                                           9        3,285          (48)        (473)
Purchase of treasury stock (6,127 shares)                             --           --           --          (56)
Net proceeds from the exercise of stock options (5,132 shares)        --           15           --           --
Cash dividends ($0.14 per share)                                      --           --           --           --
Issue restricted stock net of forfeitures (1,461 shares)              --           32          (32)          --
Amortization of restricted stock                                      --           --           41           --
Tax benefit on vested restricted stock                                --           16           --           --
Allocation of ESOP stock (9,588 shares)                               --           62           --           --
Stock split in the form of a stock dividend (three for one)           18          (18)          --           --
Comprehensive income:
    Net income                                                        --           --           --           --
    Other comprehensive income                                        --           --           --           --

           Total comprehensive income
                                                                   ------      -------      -------      -------
Balance at December 31, 2002                                       $  27        3,392          (39)        (529)
                                                                   ======      =======      =======      =======

                                                                                          ACCUMULATED
                                                                   UNALLOCATED               OTHER
                                                                     COMMON                 COMPRE-
                                                                     STOCK                  HENSIVE
                                                                     HELD BY    RETAINED     INCOME
                                                                      ESOP      EARNINGS     (LOSS)       TOTAL
                                                                    --------    --------   -----------   -------
Balance at December 31, 2000                                         (259)      12,303        (39)       14,732
Net proceeds from the exercise of stock options (7,182 shares)         --           --         --            21
Cash dividends ($0.10 per share)                                       --         (272)        --          (272)
Issue restricted stock (2,700 shares)                                  --           --         --            --
Amortization of restricted stock                                       --           --         --            13
Allocation of ESOP stock (9,588 shares)                                31           --         --            43
Comprehensive income:
    Net income                                                         --        1,125         --         1,125
    Net change in the unrealized gain (loss) on securities
      available for sale, net of taxes                                 --           --        155           155
                                                                                                        --------
           Total comprehensive income                                                                     1,280
                                                                   -------     --------    -------      --------

Balance at December 31, 2001                                         (228)      13,156        116        15,817
Purchase of treasury stock (6,127 shares)                              --           --         --           (56)
Net proceeds from the exercise of stock options (5,132 shares)         --           --         --            15
Cash dividends ($0.14 per share)                                       --         (260)        --          (260)
Issue restricted stock net of forfeitures (1,461 shares)               --           --         --            --
Amortization of restricted stock                                       --           --         --            41
Tax benefit on vested restricted stock                                 --           --         --            16
Allocation of ESOP stock (9,588 shares)                                31           --         --            93
Stock split in the form of a stock dividend (three for one)            --           --         --            --
Comprehensive income:
    Net income                                                         --        1,085         --         1,085
    Other comprehensive income                                         --           --        185           185
                                                                                                        --------
           Total comprehensive income                                                                       871
                                                                   -------     --------    -------      --------
Balance at December 31, 2002                                         (197)      13,981        301        16,936
                                                                   =======     ========    =======      ========

                               OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                                 Consolidated Statements of Cash Flows
                                           (In thousands)

                                                                                            Years Ended December 31,
                                                                                        --------------------------------
                                                                                            2002                 2001
                                                                                        ------------          ----------
Cash flows from operating activities:
  Net income                                                                             $  1,085                1,125
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                                             564                  393
     Provision for loan losses                                                                412                  144
     Net gain on securities transactions                                                     (123)                 (51)
     Net gain on sale of loans                                                               (125)                (110)
     Net increase in cash surrender value of life insurance                                  (257)                (208)
     Net amortization of securities premiums                                                  190                   66
     Proceeds from sale of loans held for sale                                             36,677               13,629
     Loans originated for sale                                                            (38,107)             (13,519)
     Deferred income tax (benefit) expense                                                    (57)                 126
     ESOP stock released for allocation and amortization of restricted stock                  150                   56
     Change in:
       Accrued interest receivable                                                            114                  125
       Other assets                                                                        (1,100)                (379)
       Other liabilities                                                                      116                 (379)
                                                                                         ---------            ---------
           Net cash (use in) provided by operating activities                                (461)               1,018
                                                                                         ---------            ---------

Cash flows from investing activities:
  Proceeds from sale of securities available for sale                                       6,352                7,935
  Proceeds from maturity of and principal collected on securities available for sale        9,282               18,573
  Purchases of securities available for sale                                              (14,087)             (34,257)
  Purchase of loans                                                                            --               (5,100)
  Disbursements for loan originations net of principal collections                         (2,906)             (11,974)
  Proceeds from sale of real estate owned                                                      14                  243
  Purchase of bank owned life insurance                                                      (250)                (100)
  Purchases of premises and equipment, net of disposals                                    (1,645)                (911)
  Net cash provided by acquisition of branch                                                   --                2,439
                                                                                         ---------            ---------
           Net cash used in  investing activities                                          (3,240)             (23,152)
                                                                                         ---------            ---------

Cash flows from financing activities:
  Net increase in demand, savings and money market deposits                                 8,384               14,544
  Net increase  in time deposits                                                            8,117                4,677
  Net decrease in escrow deposits                                                             (83)                (151)
  Net increase in stock subscription escrow                                                15,107                   --
  Net decrease in short-term borrowings                                                      (874)              (2,326)
  Proceeds of long-term debt                                                                   --                5,000
  Repayment of long-term debt                                                                (300)                  --
  Net proceeds from the exercise of stock options                                              15                   21
  Dividends on common stock                                                                  (260)                (272)
  Purchase of treasury stock                                                                  (56)                  --
                                                                                         ---------            ---------
           Net cash provided by financing activities                                       30,050               21,493
                                                                                         ---------            ---------
Net increase (decrease) in cash and cash equivalents                                       26,349                 (641)

Cash and cash equivalents at beginning of year                                              6,478                7,119

Cash and cash equivalents at end of year                                                 $ 32,827                6,478
                                                                                         =========            =========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest                                                                            $  3,818                4,738
     Income taxes                                                                             216                  279
                                                                                         =========            =========

    Non-cash investing and financing activities:
       Transfer of loans to real estate owned                                            $      8                  110
       Transfer of securities held to maturity to  available for sale upon
          adoption of SFAS No. 133                                                             --               13,308
       Minimum pension liability, net of tax                                                 (383)                  --
       Adjustment of securities available for sale to fair value, net of taxes           $    568                  155
                                                                                         =========            =========


          See accompanying notes to consolidated financial statements.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001



(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Oswego County Bancorp, Inc. (the "Parent Company") is the parent company of Oswego County Savings Bank (the "Bank") referred to together as the "Company" (the Company). On July 13, 1999, the Bank reorganized into the mutual holding company form of organization as a wholly owned subsidiary of the Parent Company, a mid-tier stock holding company that became the majority-owned subsidiary of Oswego County MHC (the "MHC").

       The Company provides traditional community banking services for individuals and small-to-medium sized businesses through the Bank's seven branches in Oswego and Onondaga counties of New York State. The Bank is subject to regulation by the New York State Banking Department and the Federal Deposit Insurance Corporation (FDIC).

       On June 20, 2002 the Board of Directors of Oswego County Bancorp, Inc., Oswego County MHC, and Oswego County Savings Bank (the "Bank") (collectively, "Oswego County") announced the unanimous adoption of a Plan of Conversion and Agreement and Plan of Reorganization under terms of which Oswego County will undertake a "second-step" conversion and the Bank will reorganize from the two-tier mutual holding company structure to the stock holding company structure and convert to a national bank. The Company completed the second-step conversion on January 3, 2003. The reorganization of the Bank to a national bank was completed on January 15, 2003.

       The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. The more significant policies are described below.


       (a)    BASIS OF PRESENTATION

              The consolidated financial statements include the accounts of Oswego County Bancorp, Inc. and its subsidiary, Oswego County Savings Bank. All inter-company accounts and transactions have been eliminated in consolidation. The Company utilizes the accrual method of accounting for financial reporting purposes. Certain items in the consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation.


       (b)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for loan losses, valuation of deferred incomes tax assets, mortgage servicing rights and obligations related to employee benefits. Actual results could differ from those estimates.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




       (c)    SECURITIES

              The Company classifies its securities as either available for sale or held to maturity, as the Company does not hold any securities considered to be trading. Held to maturity securities are those debt securities for which the Company has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

              Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income or loss until realized. Non-marketable equity securities are included in securities available for sale at cost since there is no readily available market value.

              A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security.

              Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Realized gains and losses on securities are recognized on the trade date and are determined using the specific identification method for determining the cost of securities sold.

       (d)    LOANS

              Loans (other than those held for sale) are reported at the principal amount outstanding, net of any deferred loan origination fees and/or costs and the allowance for loan losses. Loan origination costs net of any origination fees are amortized over the estimated life of the loan under the interest method.

              Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated market value. Net unrealized losses are recognized through a valuation allowance by charges to income.

              The Company recognizes as separate assets the rights to service mortgage loans for others, regardless of how those servicing rights were acquired. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income. Mortgage servicing rights are evaluated for impairment by comparing the asset's amortized cost to its current estimated fair value. Fair values are estimated using current market prices on sales of similar loans. In making impairment evaluations, mortgage servicing rights are stratified into groups

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001


              based on one or more of the predominant risk characteristics of the underlying loans. The Company has determined those risk characteristics to be the loan type (fixed or adjustable), loan term and interest rate. Impairment losses are recognized through a valuation allowance for each stratified group of servicing rights having a current fair value that is less than amortized cost. Adjustments to increase ( decrease) the valuation allowance are charged (credited) to income.

              Generally, the Company places all loans that are 90 days or more past due, including impaired loans, on non-accrual status. In addition, the Company places any loan on non-accrual status if any part of it is classified as doubtful or loss, or if any part has been charged off. When a loan is placed on non-accrual status, total interest accrued and unpaid to date is reversed by a charge to interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. Loans are removed from non-accrual status when they become current as to principal and interest, or when, in the opinion of management, the loans are expected to be fully collectible as to principal and interest.

       (e)    ALLOWANCE FOR LOAN LOSSES

              The Company's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. The allowance for loan losses is maintained at a level that management believes, to the best of its knowledge, is at a level at each reporting date, to cover known and inherent losses in the loan portfolio that are both probable and reasonably estimable. Management's judgment is based upon, but not limited to, periodic evaluation of the portfolio, past loss experience and current economic conditions. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

              The Company considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts of principal and interest under the original terms of the agreement. Commercial mortgages and commercial loans that are 90 days or more past due are evaluated for collectibility. In addition, certain loans restructured in a troubled debt restructuring are also considered impaired loans. Large groups of smaller balance, homogeneous loans such as the Company's residential mortgages, home equity loans and consumer loans are collectively evaluated for impairment. Accordingly, the Company measures impaired commercial mortgages and commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Impairment losses are recognized as a component of the allowance for loan losses.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




       (f)    REAL ESTATE OWNED

              Real estate owned includes property acquired through, or in lieu of, formal foreclosure. Write-downs to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in fair value are charged to operations in the period in which the declines occur.

       (g)    PREMISES AND EQUIPMENT

              Land is carried at cost, and buildings, furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method over the estimated service lives of the assets. Estimated useful lives for building are 39 years and for furniture and equipment are 3 to 7 years.


       (h)    BANK OWNED LIFE INSURANCE

              The Bank Owned Life Insurance ("BOLI") was purchased as a financing tool for director benefits. The value of life insurance financing is the tax preferred status of increases in life insurance cash value and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in an interest sensitive asset on the Company's consolidated statements of financial condition that provides tax-free income to the Company. In addition to interest rate risk related to the BOLI investment, there is credit risk related to the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is stated on the Company's consolidated statements of financial condition at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other operating income in the Company's consolidated statements of income.

       (i)    GOODWILL

              Goodwill represents the excess purchase price over the fair value of the tangible net assets acquired in a branch acquisition. On October 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 147, Acquisition of Certain Financial Institutions. SFAS No. 147 requires that unidentifiable intangible assets related to branch acquisitions no longer be amortized (as of the adoption date for SFAS No. 142, which for the Company was January 1, 2002) and that the unidentified intangible assets be evaluated annually for impairment. Goodwill is included in other assets.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001





       (j)    INCOME TAXES

              Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax carryforwards such as charitable contributions. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. If it is more likely than not that all or a portion of the Company's deferred tax assets will not be realized, a valuation allowance is established by a charge to income tax expense. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period which includes the enactment date.

       (k)    PENSION AND OTHER POSTRETIREMENT BENEFITS

              The Company has a defined benefit pension plan covering substantially all of its employees. Benefits are based on credited years of service and the employee's average compensation prior to retirement. The Company's funding policy is to contribute annually at least the minimum required by law.

              The Company sponsors an unfunded defined benefit plan that covers all of its full time employees and provides postretirement medical and life insurance benefits for certain employees. Employees are eligible for these benefits if they retired prior to December 31, 2000 under the Company's defined benefit pension plan and have attained age 55 with at least 5 years of service. Employees are required to contribute a portion of the medical insurance premium. The Company accrued the cost of these benefits to employees and the employees' beneficiaries during the years that the employees rendered the necessary service.

       (l)    STOCK BASED COMPENSATION

              Compensation expense is recognized for the Company's Employee Stock Ownership Plan (ESOP) equal to the average fair value of shares committed to be released for allocation to participant accounts. Any difference between the average fair value of the shares committed to be released for allocation and the ESOP's original acquisition cost is charged or credited to shareholders' equity (additional paid-in capital). The cost of unallocated ESOP shares (shares not yet released for allocation) is reflected as a reduction of shareholders' equity.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




              The Company accounts for stock options granted under its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations. Accordingly, compensation expense is recognized only if the exercise price of the options is less than the fair value of the underlying stock at the grant date. SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, encourages entities to recognize the fair value of all stock-based awards on the date of the grant as compensation expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure of net income and earnings per share as if the fair-value-based method defined in SFAS No. 123 had been applied.

              The fair value of each option grant is estimated on the dates of grant using the Black-Scholes option-pricing model. The fair value estimated for the options granted on May 16, 2002 was based on the following assumptions: dividend yield 1.85%; expected volatility 15%; risk free interest of 5.3%; expected life of 5 years. The estimated weighted average fair value of the options granted during 2002 was $2.55 per option. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 and recognized the cost over the vesting period, the Company's net income and earnings per share would have been reduced to pro forma amounts indicated below:

                                                                                       DECEMBER 31,
                                                                                       ------------
                                                                                 2002               2001
                                                                                 ----               ----
      Net income (in thousands, except per share data)
           As reported                                                    $     1,085              1,125

      Add:      Stock based compensation for retricted stock,
                net of tax                                                         25                  8

      Deduct:   Total stock-based compensation expense
                determined under fair value based method
                for all awards, net of tax                                         37                 21
                                                                          -----------          ----------
           Pro forma                                                      $     1,073              1,112

      Basic earnings per share:
           As reported                                                           0.44               0.45
           Pro forma                                                             0.43               0.45

      Diluted earnings per share:
           As reported                                                           0.43               0.45
           Pro forma                                                             0.42               0.45

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




              Because the Company's stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of fair value of its stock options. In addition, the effect on reported net income and earnings per share may not be representative of the effects on reported net income or earnings per share for future years. Additional information regarding the Company's stock options is located in note 15.


              Restricted stock awards are also accounted for in accordance with APB Opinion No. 25. The fair value of the shares awarded, measured as of the grant date, is recognized as unearned compensation (a component of shareholders' equity) and amortized to compensation expense over their respective vesting period.

       (m)    EARNINGS PER SHARE

              Basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed in a manner similar to that of basic earnings per share except that the weighted-average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares (such as stock options and unvested restricted stock) were issued during the reporting period using the treasury stock method. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for either the basic or diluted earnings per share calculations.

        (n)   CASH AND CASH EQUIVALENTS

              For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold and other short-term investments with original maturities of less than 90 days.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001





       (o)    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

              The Company's primary off-balance sheet financial instruments are commercial and residential mortgage commitments. These off-balance sheet items are shown in the Company's statement of financial condition upon funding.

              The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. Statement No.133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of the derivative financial instruments are reported in either earnings or comprehensive income, depending on the use of the derivative and whether or not it qualifies for hedge accounting.

              Special hedge accounting treatment is permitted only if specific criteria are met, including a requirement that the hedging relationship be highly effective both at inception and on an ongoing basis. Accounting for hedges varies based on the type of hedge - fair value or cash flow. Results of effective hedges are recognized in current earnings for fair value hedges and in other comprehensive income for cash flow hedges. Ineffective portions of hedges are recognized immediately in earnings and are not deferred.

              The derivative instruments held by the Company consist solely of instruments used to hedge interest rate risk related to the Company's mortgage banking activities. The adoption of Statement No.133, as of January 1, 2001, did not have a material effect on the Company's financial position or results of operations. As a part of the adoption, all securities classified as held to maturity were transferred to securities available for sale and reported at fair value. The securities transferred had an amortized cost of $13,308,000 and a fair value of $13,219,000.


        (p)   COMPREHENSIVE INCOME

              Comprehensive income, presented in the consolidated statements of changes in shareholders' equity, consists of net income, the net change for the period in after-tax unrealized gains or losses on securities available for sale and the net change in the minimum pension liability, after- tax. Accumulated other comprehensive income in the accompanying statements of financial condition represents the net unrealized gains or losses on securities available for sale, and the minimum pension liability, after tax as of the reporting dates.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




       (q)    SEGMENT INFORMATION

              Public companies are required to report financial and other information about key revenue producing segments of the entity for which such information is available and is utilized by the chief operating decision maker. Substantially all of the Company's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the Company's only operating segment for financial reporting purposes.


       (r)    ACQUISITIONS

              On May 10, 2001, the Company acquired the BSB Bank & Trust Co. branch located in the P&C Food Market store on Route 104 East in Oswego. On the acquisition date the Company acquired $1.2 million of loans, $380,000 of other assets and assumed deposit liabilities of $4.1 million. As a part of the transaction the Company received a cash payment from BSB Bank & Trust Co. of $2.2 million for the liabilities assumed and the assets purchased. The transaction was treated as a purchase, and the Company recorded goodwill of approximately $352,000, which was being amortized on a straight-line basis over a 15-year period prior to the adoption of SFAS No. 147 on October 1, 2002. Beginning October 1, 2002, the goodwill is no longer being amortized.

       (s)    STOCK SPLIT

              On February 21, 2002, the Company's Board of Directors authorized a three-for-one stock split in the form of a stock dividend for shareholders of record at the close of business on March 4, 2002. All share and per-share amounts have been restated to give effect to the stock split.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001


(2)    SECURITIES

       The amortized cost and fair value of securities are as follows:


                                                                     DECEMBER 31, 2002
                                                                     -----------------
                                                                    GROSS           GROSS
                                                 AMORTIZED       UNREALIZED      UNREALIZED
                                                   COST             GAINS          LOSSES        FAIR VALUE
                                                   ----             -----          ------        ----------
Securities available for sale:
      Debt securities:
         United States Government
           agency obligations               $           800              50               -             850
         Municipal securities                        14,825             508              24          15,309
         Corporate securities                         4,243             290               5           4,528
         Mortgage-backed securities:
           GNMA                                          14               1               -              15
           FNMA                                      10,063             155              37          10,181
           FHLMC                                      4,584              58               -           4,642
                                            ---------------     -----------     -----------     -----------
                 Total mortgage-
                    backed securities                14,661             214              37          14,838
                                            ---------------     -----------     -----------     -----------
                 Total debt securities               34,529           1,062              66          35,525
                                            ---------------     -----------     -----------     -----------
Equity securities:
      Marketable securities                           4,003             144               -           4,147
      Nonmarketable equity
         securities                                      10               -               -              10
                                            ---------------     -----------     -----------     -----------
                 Total equity
                    securities                        4,013             144               -           4,157
                                            ---------------     -----------     -----------     -----------
                 Total securities
                    available for sale      $        38,542           1,206              66          39,682
                                            ===============     ===========     ===========     ===========

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001


                                                                    DECEMBER 31, 2001
                                                                    -----------------
                                                                  GROSS           GROSS
                                                AMORTIZED      UNREALIZED      UNREALIZED
                                                  COST            GAINS          LOSSES        FAIR VALUE
                                                  ----            -----          ------        ----------
Securities available for sale:
      Debt securities;
         United States Government
           agency obligations               $       2,800              59               -           2,859
         Municipal securities                      10,306              62             190          10,178
         Corporate securities                       6,789             176              56           6,909
         Mortgage-backed securities:
           GNMA                                        20               -               -              20
           FNMA                                     8,401              82               4           8,479
           FHLMC                                    6,158              34               2           6,190
           Private Issuers                          1,621              25               -           1,646
                                            -------------     -----------     -----------     -----------
                 Total mortgage-
                    backed securities              16,200             141               6          16,335
                                            -------------     -----------     -----------     -----------
                 Total debt securities             36,095             438             252          36,281
                                            -------------     -----------     -----------     -----------

Equity securities:
      Marketable securities                         4,003              28              20           4,011
      Nonmarketable equity
         securities                                    10               -               -              10
                                            -------------     -----------     -----------     -----------
                 Total equity
                    securities                      4,013              28              20           4,021
                                            -------------     -----------     -----------     -----------
                 Total securities
                    available for sale      $      40,108             466             272          40,302
                                            =============     ===========     ===========     ===========

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




       Proceeds from the sale of securities available for sale during 2002 were approximately $6,352,000 with gross gains of $222,900 and gross losses of $99,800 realized on those sales. Proceeds from the sale of securities available for sale during 2001 were approximately $7,935,000 with gross gains of $70,100 and gross losses of $19,500 realized on those sales.


       Securities available for sale with a fair value of approximately $5.6 million at December 31, 2002 were pledged to secure borrowings from the Federal Home Loan Bank.


       The following is a tabulation of debt securities, excluding mortgage-backed securities, by contractual maturity as of December 31, 2002. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                      DECEMBER 31, 2002
                                                      -----------------
                                                   AMORTIZED        FAIR
                                                     COST          VALUE
                                                     ----          -----
                                                        (in thousands)

Due in one year or less                        $      816            826
Due after one year through five years               4,140          4,392
Due after five years through ten years              2,266          2,400
Due after ten years                                12,646         13,069
                                               ----------     ----------
                                               $   19,868         20,687
                                               ==========     ==========

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001



(3)    OTHER COMPREHENSIVE INCOME

       The following summarizes the components of other comprehensive income for the years ended December 31, 2002 and 2001:


                                                                            DECEMBER 31,
                                                                            ------------
                                                                      2002               2001
                                                                      ----               ----
                                                                           (in thousands)
Other comprehensive income, before tax:
     Net unrealized holding gain on securities                  $    1,069                310

     Reclassification adjustment for securities
       gains included in net income                                   (123)               (51)
                                                                ----------         ----------
     Net unrealized gains on securities                                946                259

     Minimum pension liability                                        (638)                 -
                                                                ----------         ----------

     Other comprehensive income before tax                             308                259

     Income tax expense related to items
             of other comprehensive income                            (123)              (104)

                                                                ----------         ----------
             Other comprehensive income , net of tax            $      185                155
                                                                ==========         ==========

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001

(4)    LOANS

       The following is a summary of loans outstanding:


                                                        DECEMBER 31,
                                                        ------------
                                                    2002          2001
                                                    ----          ----
Residential mortgages and
         home equity loans                    $   62,182        67,004
Commercial mortgages                              22,603        15,626
Commercial loans                                  13,005        13,690
Consumer loans                                     9,803         8,529
                                              ----------     ---------
                                                 107,593       104,849

         Total loans

Allowance for loan losses                         (1,190)         (932)
                                              ----------     ---------

         Net loans                            $  106,403       103,917
                                              ----------     ---------


       In addition, at December 31, 2002 the Company had $1,555,000 of mortgage loans held for sale. There were no mortgage loans held for sale at December 31, 2001.

       The Company services loans for others of $48,100,000 and $14,553,000 at December 31, 2002 and 2001, respectively.

       The Company's primary market area is generally Oswego County and Onondaga County in central New York State. The Company also acquires newly originated residential loans from a real estate firm operating in a community outside the Company's primary market area. Substantially all of the Company's portfolio is located in these marketing areas and, accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in these areas. The Company's concentration of credit risk by loan type is shown in the above schedule of loans outstanding. Other than general economic risks, there are no material concentrations of credit risk to any industry or individual borrower.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001



 (5)   ALLOWANCE FOR LOAN LOSSES

       The following is a summary of changes in the allowance for loan losses:


                                               YEARS ENDED DECEMBER 31,
                                               ------------------------
                                               2002               2001
                                               ----               ----
                                                   (in thousands)
Balance at beginning of year          $         932              1,121
Provision for loan losses                       412                144
Loan charge-offs                               (188)              (388)
Recoveries                                       34                 55
                                      -------------      -------------

Balance at end of year                $       1,190                932
                                      -------------      -------------


       The principal balance of all loans not accruing interest amounted to approximately $757,000 and $754,000 at December 31, 2002 and 2001, respectively. The forgone interest income on non-accruing loans was approximately $41,000 and $80,000 for the years ended December 31, 2002 and 2001, respectively.

       At December 31, 2002 and 2001, the Company had recorded investments in impaired loans of approximately $288,000 and $330,000, respectively. The recorded investment in impaired loans at December 31, 2002 included $88,000 of loans that had related reserves of $20,000 and $200,000 of loans for which there was no reserve. The recorded investment in impaired loans at December 31, 2001 included $110,000 of loans that had related reserves of $20,000 and $220,000 of loans for which there was no reserve. The average recorded investment in impaired loans was approximately $304,000 and $458,000 for the years ended December 31, 2002 and 2001, respectively. The amount of interest income recognized on impaired loans (while such loans were considered impaired) was $12,000 and $16,000 for the years ended December 31, 2002 and 2001.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




(6)    MORTGAGE SERVICING RIGHTS

       The following is a summary of changes in the net carrying value of mortgage servicing rights for the years ended December 31, 2002 and 2001:


                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
                                                                     2002            2001
                                                                     ----            ----
                                                                        (in thousands)
Balance at beginning of year                                   $      147               -
Mortgage servicing rights for loans sold                              353             147
Amortization                                                           33               -
                                                               ----------      ----------

Balance at end of year                                         $      467             147
                                                               ==========      ==========


       The loans sold during 2001 occurred primarily in December; therefore, no amortization was recorded during the year. There was no valuation allowance for impaired servicing rights at December 31, 2002 and 2001. Based upon management's evaluation, the aggregate fair value of the mortgage servicing rights approximates the carrying value.

(7)    PREMISES AND EQUIPMENT

       Premises and equipment at December 31, 2002 and 2001 consist of the following:


Land                                                           $      918             810
Buildings and improvements                                          4,244           3,856
Furniture, fixtures, and equipment                                  3,919           2,772
                                                               ----------      ----------
                                                                    9,081           7,438

Accumulated depreciation                                           (4,288)         (3,726)
                                                               ----------      ----------

              Premises and equipment, net                      $    4,793           3,712
                                                               ==========      ==========



       Depreciation expense was approximately $564,000 and $393,000 for the years ended December 31, 2002 and 2001, respectively.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




 (8)   TIME DEPOSITS

       Time deposit contractual maturities are summarized as follows:


                                                            DECEMBER 31,
                                                            ------------
                                                        2002           2001
                                                        ----           ----
                                                          (in thousands)

With in one year                                   $  40,301         36,608
After one year and within two years                    5,057          6,924
After two years and within three years                 4,065          1,234
After three years and within four years                1,903            590
After four years and within five years                 3,129            982
                                                   ---------      ---------

                                                   $  54,455         46,338
                                                   ---------      ---------


       Certificates of deposit of $100,000 and over were approximately $13,650,000 and $10,686,000 at December 31, 2002 and 2001, respectively.
       Deposit balances up to $100,000 are FDIC insured.



(9)    SHORT-TERM BORROWINGS

       Short-term borrowings consist of borrowings from the Federal Home Loan Bank (FHLB), with original maturities of one year or less. At December 31, 2001 the Company had $874,000 outstanding under an overnight line of credit agreement.

       The Company has two unused lines of credit available from the FHLB under an overnight and one-month borrowing facility of approximately $7.7 million for each at December 31, 2002 and $6.8 million and $7.7 million at December 31, 2001. Also, available to the Company at December 31, 2002 and December 31, 2001 were an overnight credit plus line of $7.0 million from the FHLB and a $5.0 million line of credit with a commercial bank.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




(10)   LONG-TERM DEBT

       Long-term debt is principally fixed rate callable advances from the FHLB. Information on the borrowings at December 31, 2002 and 2001 is summarized as follows:


                                      DECEMBER  31, 2002
                     ----------------------------------------------------------

MATURITY DATE             AMOUNT            RATE            CALL DATE
-------------             ------            ----            ---------
                      (in thousands)

December 22, 2003      $    450            3.63%          Non-callable
December 13, 2004         5,000            6.00%          Quarterly,
                                                          beginning
                                                          December 13, 2001
December 21, 2004           750            4.42%          Non-callable
December 21, 2005           750            4.97%          Non-callable
April 12, 2005            4,000            7.15%          Quarterly
December 21, 2006           750            5.31%          Non-callable
June 6, 2011              2,000            4.50%          Quarterly, beginning
                      ---------            -----          June 5, 2003
        Total         $  13,700            5.86%
                      =========            =====



                                      DECEMBER  31, 2001
                     ----------------------------------------------------------

MATURITY DATE             AMOUNT            RATE            CALL DATE
-------------             ------            ----            ---------
                      (in thousands)

December 22, 2002     $     300            2.50%          Non-callable
December 22, 2003           450            3.63%          Non-callable
December 13, 2004         5,000            6.00%          Quarterly, beginning
                                                          December 13, 2001
December 21, 2004           750            4.42%          Non-callable
December 21, 2005           750            4.97%          Non-callable
April 12, 2005            4,000            7.15%          Quarterly
December 21, 2006           750            5.31%          Non-callable
June 6, 2011              2,000            4.50%          Quarterly, beginning
                      ---------            -----          June 5, 2003
        Total         $  14,000            5.79%
                      =========            =====

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




       Federal Home Loan Bank advances are collateralized by FHLB stock owned by the Company and mortgage-backed securities with a fair value of approximately $6.4 million at December 31, 2002 and $6.1 million at December 31, 2001. In addition, the advances are collateralized by a blanket lien on the Company's 1-4 family mortgage loans.



(11)   INCOME TAXES


       Income tax expense (benefit) attributable to income before income taxes consisted of the following:




                                  CURRENT         DEFERRED           TOTAL
                                ------------  -----------------   ------------
                                               (in thousands)
Year ended December 31, 2002:
       Federal                    $  179            (84)               95
       State                          55             27                82
                                  -------        --------           --------

           Total                  $  234            (57)              177
                                  =======        ========           ========

Year ended December 31, 2001:
       Federal                    $  149             75               224
       State                          22             51                73
                                  -------        --------           --------

           Total                  $  171            126               297
                                  =======        ========           ========

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001


       Actual income tax expense attributable to income before income taxes differed from the amounts computed by applying the Federal statutory income tax rate to pre-tax income as follows:


                                                                YEARS ENDED DECEMBER 31,
                                                                ------------------------
                                                                 2002             2001
                                                                 ----             ----
                                                                    (in thousands)
Federal income tax expense
     at statutory rate                                     $      429              483

Increase (decrease) resulting from:
     Tax-exempt income on securities                             (237)            (123)
     State taxes, net of Federal income
          tax effect                                               55               48

     Income from bank-owned life insurance                        (87)             (71)
     Other, net                                                    17              (40)
                                                           ----------       ----------

Actual income tax expense                                  $      177              297
                                                           ==========       ==========

Effective tax rate                                               14.0%            20.9%
                                                           ==========       ==========

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                      Years Ended December 31, 2002 and 2001


       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:


                                                                                 DECEMBER 31,
                                                                                 ------------
                                                                              2002          2001
                                                                              ----          ----
                                                                                (in thousands)
Deferred tax assets:
      Allowance for loan losses                                         $      464           364
      Postretirement benefit                                                   243           231
      Deferred compensation                                                    351           281
      Charitable contribution carryover                                         72            63
      AMT credit carryforward                                                  132             -
      Minimum pension liability                                                141             -
      Other                                                                     13            15
                                                                        ----------    ----------

             Total gross deferred tax assets                                 1,416           954
                                                                        ----------    ----------

Deferred tax liabilities:

      Excess tax bad debt reserve over base year                               164           153
      Depreciation                                                             216           117
      Prepaid pension asset                                                      -           137
      Mortgage servicing rights                                                182            57
      Net unrealized gain on securities available for sale                     456            78
      Deferred loan fees                                                        70            20
      Other                                                                      4             2
                                                                        ----------    ----------

             Total gross deferred tax liabilities                            1,092           564
                                                                        ----------    ----------

Net deferred tax asset, included in other assets                        $      324           390
                                                                        ==========    ==========


       In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $1,107,000 at December 31, 2002, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under current tax law, events that would result in taxation of these reserves include redemptions of the Bank's stock, certain excess distributions to the Parent Company or failure by the institution to qualify as a bank for Federal income tax purposes. The unrecognized deferred tax liability at December 31, 2002 with respect to the base-year reserves was approximately $430,000.

       Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the loss carryback period. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




       over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance was necessary at December 31, 2002 and 2001.


(12)   EARNINGS PER SHARE

       The following table sets forth certain information regarding the calculation of basic and diluted earnings per share for the years ended December 31, 2002 and 2001. Unallocated ESOP shares are not considered outstanding for earnings per share computations. The ESOP shares become outstanding for earnings per share computations when they are released for allocation.


                                                                             YEAR ENDED DECEMBER 31
                                                                             ----------------------
                                                           2002                                              2001
                                                           ----                                              ----
                                                         WEIGHTED                                          WEIGHTED
                                                         AVERAGE         PER SHARE                         AVERAGE         PER SHARE
                                       NET INCOME         SHARES           AMOUNT       NET INCOME          SHARES           AMOUNT
                                       ----------         ------           ------       ----------          ------           ------
                                                                    (In thousands, except share data)
Basic earnings per share             $      1,085      2,477,358       $     0.44             1,125      2,460,783       $     0.46
      Dilutive effect of potential
          Stock options                                   57,712                                            30,483
          Restricted stock awards                          4,096                                             3,303
                                     ------------   ------------       ----------        ----------     ----------       ----------

Dilutive earnings per share          $      1,085      2,539,166       $     0.43             1,125      2,494,569       $     0.45
                                     ============   ============       ==========        ==========     ==========       ==========

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




(13)   BENEFIT PLANS

       PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

       The following table sets forth the defined benefit pension plan's and the other postretirement benefit plan's change in benefit obligation, change in fair value of plan assets, and the funded status for the years ended December 31, 2002 and 2001, using the most recent actuarial data measured at October 1, 2002 and 2001 for the defined benefit pension plan and at December 31, 2002 and 2001 for the other postretirement benefit plan:

                                                       PENSION BENEFITS        POSTRETIREMENT BENEFITS
                                                     ---------------------     -----------------------
                                                       2002          2001         2002          2001
                                                     ---------     -------     ----------     --------
                                                                       (in thousands)
Change in benefit obligation:
   Benefit obligation at beginning of year           $ 3,408         3,016        657           594
   Service cost                                          139           105         --            --
   Interest cost                                         239           237         46            42
   Amendments                                              9            --         --            --
   Actuarial loss                                        158           230         49            44
   Benefits paid                                        (193)         (180)       (25)          (23)
                                                     -------        ------      -----         -----
      Benefit obligation at end of year                3,760         3,408        727           657
                                                     -------        ------      -----         -----

Change in plan assets:
   Fair value of plan assets at beginning of year      3,486         4,268         --            --
   Actual return on plan assets                         (408)         (602)        --            --
   Employer contributions                                 --            --         25            23
   Benefits paid                                        (193)         (180)       (25)          (23)
                                                     -------        ------      -----         -----
      Fair  value of plan  assets at end of year       2,885         3,486         --            --
                                                     -------        ------      -----         -----

Funded status (deficit)                                 (875)           78       (727)         (657)
Unamortized net  obligation at transition                 --            --        126           136
Unamortized net loss (gain) subsequent to transition    1161           274        (24)          (73)
Change in additional minimum liability                  (638)           --         --           --
                                                     -------        ------      -----         -----
       Prepaid (accrued) benefit cost                $  (352)          352       (625)         (594)
                                                     =======        ======      =====         =====

       The postretirement plan was amended as of December 31, 2000 to exclude all active employees from receiving future benefits under the plan.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001



       Net periodic pension cost (income) consists of the following components for the years ended December 31, 2002 and 2001:

                                                         2002           2001
                                                     -------------   -----------
                                                       (dollars in thousands)

       Service cost                                    $   139           105
       Interest cost on projected benefit obligation       239           237
       Expected return on plan assets                     (311)         (377)
       Amortization of net transition asset                  -            (8)
       Amortization of unrecognized gain                     -           (42)
       Amortization of prior service cost                    -             1
                                                       --------       -------
       Net periodic pension cost (income)              $    67           (84)
                                                       ========       =======
       Weighted average discount rate                     6.75%         7.25%
                                                       ========       =======
       Expected long-term rate of return                  9.00%         9.00%
                                                       ========       =======

       The projected benefit obligation assumed a long-term rate of increase in future compensation levels of 4.0% and 4.5% for 2002 and 2001, respectively.


       Net periodic postretirement benefit cost for the years ended December 31, 2002 and 2001 included the following components:


                                                         2002           2001
                                                     -------------   -----------
                                                       (dollars in thousands)

      Interest cost on accumulated benefit
          obligation                                   $    46            42
      Amortization of transition obligation                 10            10
      Amortization of unrecognized gain                      -            (3)
                                                       --------       -------
      Net periodic postretirement benefit cost         $    56            49
                                                       ========       =======

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




       For measurement purposes, a 8.0% annual rate of increase in the per capita cost of average health care benefits for retirees was assumed for 2002 and 2001. The rate was assumed to decrease gradually to 4.0% by 2011 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at December 31, 2002 by approximately $42,000, and the net periodic postretirement benefit cost by approximately $3,000 for the year then ended. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% and 7.0% for 2002 and 2001, respectively.



       OTHER BENEFIT PLANS

       The Company has a nonqualified deferred compensation plan for directors, under which participants may elect to defer all or part of their annual director fees. The plan provides that deferred fees are to be invested in mutual funds, as selected by the individual directors. At December 31, 2002 and 2001, deferred director fees included in other liabilities aggregated approximately $400,000 and $405,000, respectively.

       The Company has a supplemental retirement plan for directors, providing for extended compensation after retirement. The plan was funded with life insurance policies on the participants, with the Company as owner and beneficiary of the policies. Cash surrender value of these policies approximated $5,234,000 and $4,727,000 at December 31, 2002 and 2001. At
       December 31, 2002 and 2001, other liabilities include approximately $279,000 and $161,000, respectively accrued under the retirement plan.

       The Company sponsors a defined contribution profit sharing 401(k) plan covering substantially all employees. The Company matches certain percentages of each eligible employee's contribution to the plan. Expense for the plan amounted to approximately $54,000 and $37,000 for the years ended December 31, 2002 and 2001, respectively.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001



(14)   EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

       The Company established an ESOP in conjunction with its initial public offering to provide substantially all employees of the Company the opportunity to also become shareholders. The ESOP borrowed approximately $259,000 from the Company and used the funds to purchase 79,380 shares of the common stock of the Company in July 1999. An additional 16,500 shares were purchased using loan proceeds in 2000. The loans will be repaid from the Company's discretionary contributions to the ESOP over a period of approximately ten years. At December 31, 2002 and 2001, the loans had an outstanding balance of approximately $218,000 and $244,000, respectively and an interest rate of 8.5%. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Shares released from the suspense account are allocated among participants at the end of the plan year on the basis of relative compensation in the year of allocation.

       Unallocated ESOP shares are pledged as collateral on the loan and are reported as a reduction of shareholders' equity. The Company reports compensation expense equal to the average market price of the shares to be released from collateral at the end of the plan year. The Company recorded approximately $93,000 and $43,000 of compensation expense related to the ESOP for the years ended December 31, 2002 and 2001, respectively.


       The ESOP shares as of December 31, 2002 were as follows:
                        Allocated shares                                 34,875
                        Unallocated shares                               61,005
                                                                      ---------

                                 Total ESOP shares                       95,880
                                                                      =========
                        Market value of unallocated shares at
                             December 31,  2002 (in thousands)        $    619
                                                                      =========

       The ESOP shares as of December 31, 2001 were as follows:
                        Allocated shares                                 25,287
                        Unallocated shares                               70,593
                                                                      ---------

                                 Total ESOP shares                       95,880
                                                                      =========

                        Market value of unallocated shares at
                             December 31, 2001 (in thousands)         $     403
                                                                      =========

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




 (15)  STOCK OPTION AND RESTRICTED STOCK PLANS

       In April 2000, the Company established a stock option plan and a restricted stock plan. At December 31, 2002, there were 107,533 shares of the Company's common stock reserved for issuance under the stock option plan and 35,955 shares reserved for the restricted stock plan. Under the terms of the stock option plan, options are granted to directors and key employees to purchase shares of the Company's common stock at a price equal to the fair market value of the common stock on the date of the grant. Options granted vest over five years and expire ten years from the date of the grant. At December 31, 2002, there were 22,047 shares available for grant under the option plan.


       The following is a summary of changes in stock options outstanding:

                                                                    Weighted
                                                                     Option
                                                 Options             Price
                                               Outstanding         Per share
                                              --------------      ------------

       Outstanding at December 31, 1999            -              $     -
                        Granted                   109,413                3.00
                        Forfeited                 (7,500)                2.96
                                              ------------         -----------

       Outstanding at December 31, 2000           101,913         $      3.00
                        Exercised                 (7,182)                2.96
                                              ------------         -----------

       Outstanding at December 31, 2001            94,731         $      3.01
                        Granted                     3,083               10.75
                        Exercised                 (5,132)                2.96
                        Forfeited                 (7,193)                2.96
                                              ------------         -----------

       Outstanding at December 31, 2002            85,486         $      3.29
                                              ============         ===========


       At December 31, 2002, 27,411 shares were exercisable.

       Under the terms of the restricted stock plan, shares awarded to directors vest at a rate of 20% per year and shares awarded to key employees vest after one year from the date of grant. During the years ended December 31, 2002 and 2001, the Company granted 3,615, and 2,700 shares, respectively, of restricted stock. At December 31, 2002 and December 31, 2001 there were 12,024 and 13,473 additional shares available under the plan. The Company recognized compensation expense for the restricted stock plan of $40,800 and $13,000 in years ended December 31, 2002 and 2001, respectively.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




(16)   SHAREHOLDERS' EQUITY AND REGULATORY MATTERS

       The Parent Company's ability to pay dividends is primarily dependent upon the ability of the Bank to pay dividends. The payment of dividends by the Bank is subject to continued compliance with minimum regulatory capital requirements. In addition, regulatory approval is generally required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years.

       The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require the Bank and the Company (consolidated) to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets , and Tier I capital to average assets (each as defined in the regulations). Management believes that, as of December 31, 2002 and 2001, the Bank and the Company met all capital adequacy requirements to which they were subject.

       As of December 31, 2002 and December 31, 2001, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




       The Bank and consolidated Company's regulatory capital amounts and ratios are presented in the following table:

                                                                      REQUIRED RATIOS
                                             ACTUAL              ---------------------------
                                       REGULATORY CAPITAL        MINIMUM    CLASSIFICATION
                                      ---------------------      CAPITAL       AS WELL
                                       AMOUNT       RATIO        ADEQUACY     CAPITALIZED
                                       ------       -----        --------   --------------
                                     (dollars in thousands)
As of December 31, 2002:
BANK
    Total Capital
        (to risk weighted assets)      $ 16,503       13.8%        8.0%         10.0%
    Tier I Capital
        (to risk weighted assets)        15,313       12.8         4.0           6.0
    Tier I Capital
        (to average assets)              15,313        8.9         4.0           5.0
CONSOLIDATED
    Total Capital
        (to risk weighted assets)        17,507       14.6         8.0          10.0
    Tier I Capital
        (to risk weighted assets)        16,317       13.6         4.0           6.0
    Tier I Capital
        (to average assets)              16,317        9.5         4.0           5.0


As of December 31, 2001:
BANK
    Total Capital
        (to risk weighted assets)      $ 15,384       14.8%        8.0%         10.0%
    Tier I Capital
        (to risk weighted assets)        14,452       13.9         4.0           6.0
    Tier I Capital
        (to average assets)              14,452        9.1         4.0           5.0
CONSOLIDATED
    Total Capital
        (to risk weighted assets)        16,297       15.7         8.0          10.0
    Tier I Capital
        (to risk weighted assets)        15,365       14.8         4.0           6.0
    Tier I Capital
        (to average assets)              15,365       10.2         4.0           5.0

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001



       The following is a reconciliation of consolidated GAAP capital to regulatory capital at December 31, 2002 and 2001:


                                                                   DECEMBER 31,
                                                                   ------------
                                                             2002                2001
                                                             ----                ----
                                                                  (in thousands)
GAAP equity                                             $  16,936              15,817

Adjustments:

      Accumulated other comprehensive income                 (301)               (116)
      Goodwill                                               (318)               (336)
                                                        ---------           ---------

        Tier I Capital                                     16,317              15,365

Allowance for loan losses                                   1,190                 932
                                                        ---------           ---------

        Total Capital                                   $  17,507              16,297
                                                        =========           =========


       In order to grant a priority to eligible depositors, the Bank established a liquidation account at the time of conversion in an amount equal to its total net worth at June 30, 1999. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased (as balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the shareholders and no shares may be repurchased by the Company if such actions would reduce the Bank's shareholders' equity below the amount required for the liquidation account. At December 31, 2002, the amount remaining in the liquidation account was approximately $3.5 million.


(17)   COMMITMENTS AND CONTINGENCIES

       The Company is a party to certain financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused line of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements.

       The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001


       Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since not all of the commitments are expected to be funded, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, required by the Company upon the extension of credit is based on management's credit evaluation of the customer. Mortgage and other loan commitments outstanding at December 31, 2002 and 2001 with fixed interest rates amounted to approximately $6.5 million and $7.3 million, respectively and had interest rates ranging from 5.4% to 6.5% at December 31, 2002, and 4.4% to 12.5% at December 31, 2001. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Mortgage and other loan commitments outstanding at December 31, 2002 and 2001 with variable interest rates amounted to approximately $8.1 million and $11.0 million, respectively. Variable rate loans float prior to closing.

       In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (FIN No. 45), "Guarantees of Indebtedness of Others, an Interpretation of FASB Statement No. 5, 57, and 107 and recession of FASB Interpretation No. 34." FIN No. 45 requires certain new disclosures and potential liability recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability recognition or disclosures, other than its standby letters of credit.

       Standby letters of credit are conditional commitments issued by the Company to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Since a portion of these instruments will expire unused, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance-sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Outstanding commitments on standby letters of credit at December 31, 2002 and 2001 amounted to approximately $1.4 million.

       The Company generally enters in to rate lock agreements at the time that residential mortgage loan applications are taken. These rate lock agreements fix the interest rate at which the loan, if ultimately made, will be originated. Such agreements may exist with borrowers with whom commitments to extend loans have been made, as well as with individuals who have not yet received a commitment. The Company makes it determination of whether or not to identify a loan as held for sale at the time rate lock agreements are entered into. Accordingly, the Company is exposed to interest rate risk to the extent that a rate lock agreement is associated with a loan application or a loan commitment which is intended to be held for sale, as well as with respect to loans held for sale.

       In order to reduce the interest rate risk associated with the portfolio of conventional mortgage loans held for sale, as well as outstanding loan commitments and uncommitted loan applications with rate lock agreements which are intended to be held for sale, the Company enters into mandatory forward sales commitments to sell loans in the secondary market to unrelated investors. At December 31, 2002 and 2001, the Company had mandatory commitments to sell conventional fixed rate mortgage loans at set prices amounting to approximately $7.8 million and $5.0 million, respectively.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001


       For the mandatory commitments open at December 31, 2002, the Company estimates that the proceeds to be received will exceed the carrying value of the loans to be sold. The Company estimated that it would incur a loss of $130,000 in meeting these commitments and recorded that loss in net gains on sale of loans for the year ended December 31, 2001.

       The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $1.7 million at December 31, 2002 and 2001.


(18)   FAIR VALUE OF FINANCIAL INSTRUMENTS

       SFAS No. 107 requires disclosures about the fair value of financial instruments for which it is practicable to estimate fair value. The definition of a financial instrument includes many of the assets and liabilities recognized in the Company's consolidated statements of financial condition, as well as certain off-balance sheet items. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.



       The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

       (a)    SHORT-TERM FINANCIAL INSTRUMENTS

              For short-term instruments that are available on demand or that generally mature in ninety days or less, the carrying value approximates fair value. Such instruments include cash and cash equivalents, accrued interest receivable and accrued interest payable, and short-term borrowings.

       (b)    SECURITIES

              Fair values for securities are based on quoted market prices, where available. Where quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

       (c)    LOANS

              For variable rate loans that reprice frequently and have no significant credit risk, fair values are based on carrying amounts. The fair values of fixed rate loans are estimated through discounted cash flow analyses using interest rates currently being offered for loans with similar terms and credit quality.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001


              Delinquent loans are valued using the discounted cash flow methods described above. While credit risk is a component of the discount rate used to value loans, delinquent loans are presumed to possess additional risk. Therefore, the calculated fair values of loans are reduced by the allowance for loan losses.

       (d)    DEPOSITS

              The fair values disclosed for demand, savings and money market deposits are, by definition, equal to the carrying amounts payable on demand at the reporting date. The fair value of fixed maturity time deposits is estimated using a discounted cash flow approach. This approach applies interest rates currently being offered on these accounts to a schedule of weighted average contractual monthly maturities on time deposits.



       (e)    LONG-TERM DEBT

              The fair value of long-term debt has been estimated using discount cash flow analyses that apply interest rates currently being offered for notes with similar terms.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001




              The estimated fair values of the Company's financial instruments as of December 31, 2002 and 2001 are as follows (in thousands):


                                                             DECEMBER 31,
                                                             ------------
                                                  2002                           2000
                                                  ----                           ----
                                         CARRYING        FAIR          CARRYING         FAIR
                                          AMOUNT         VALUE          AMOUNT          VALUE
                                          ------         -----          ------          -----
Financial assets:
     Cash and cash equivalents       $    32,827        32,827           6,478          6,478
     Accrued interest receivable             758           758             872            872
     Securities                           39,682        39,682          41,160         41,160
     Loans held for sale                   1,555         1,555               -              -
     Net loans                           106,403       107,446         103,917        102,263
     Mortgage servicing rights               467           467             147            147

Financial liabilities:
     Demand, savings and money
       market deposits                    91,229        91,229          82,845         82,845
     Time deposits                        54,455        53,560          46,338         46,690
     Stock subscription escrow            15,107        15,107               -              -
     Escrow deposits                       1,258         1,258           1,341          1,341
     Short-term borrowings                     -             -             874            874
     Long-term debt                       13,700        14,678          14,000         14,581


              The fair value of commitments to extend credit are equal to the deferred fees outstanding, as the contractual rates and fees approximate those currently charged to originate similar commitments.

              Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001



(19)   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

       The Parent Company began operations in conjunction with the Bank's mutual-to-stock conversion and the Parent Company's initial public offering of its common stock. The following represents the Parent Company's statements of financial condition as of December 31, 2002 and 2001 and its statements of income and statements of cash flows for the years ended December 31, 2002 and 2001.


                              STATEMENTS OF FINANCIAL CONDITION
                                      (in thousands)
                                                                    December 31,
                                                                2002           2001
                                                                ----           ----
ASSETS
Cash and cash equivalents                                 $      775            785
Loan receivable from ESOP                                        218            244
Investment in subsidiary                                      15,930         14,905
Other assets                                                      39              5
                                                          ----------      ---------
         Total assets
                                                          $   16,962         15,939
                                                          ==========      =========
Liabilities and Shareholders' Equity
Liabilities:
Payable to subsidiary                                     $       26            122
Total shareholders' equity                                    16,936         15,817
                                                          ----------      ---------

         Total liabilities and shareholders' equity       $   16,962         15,939
                                                          ==========      =========


                                                                     (continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001



(18)   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)


                                 STATEMENT OF INCOME
                                   (in thousands)
                                                             Years Ended December 31,
                                                             ------------------------
                                                               2002            2001
                                                               ----            ----
Interest and dividend income:
         Interest income                                 $       33              41
         Dividend income                                        260             272
                                                         ----------       ---------
              Total interest and dividend income                293             313
Non-interest expenses:
         Other non-interest expenses                             81              73
                                                         ----------       ---------
              Total non-interest expenses                        81              73
                                                         ----------       ---------
Income before income tax benefit
  and equity in income of subsidiary                            212             240
Income tax benefit                                              (19)            (13)
                                                         ----------       ---------
Income before equity in income
              of subsidiary                                     231             253
Undistributed equity in income of subsidiary                    854             872
                                                         ----------       ---------
Net income                                               $    1,085           1,125
                                                         ----------       ---------



                                                                     (continued)

                   OSWEGO COUNTY BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001


 (18) CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)


                                STATEMENT OF CASH FLOW
                                    (in thousands)

                                                             Years Ended December 31,
                                                                2002          2001
                                                                ----          ----
Cash flow from operating activities:
      Net income                                           $   1,085         1,125
      Adjustments to reconcile net income to net
         cash provided by operating activities:
            Undistributed equity in net income
               of subsidiary                                    (854)         (872)
            ESOP stock release for allocation and
               amortization of restricted stock awards           150            56
            Net increase in other assets                         (20)           (5)
            Net decrease in intercompany
               payable to subsidiary                             (96)          (23)
                                                           ---------     ---------

                   Net cash provided by
                      operating activities                       265           281

Cash flows from investment activities:
      Principal payment on loan receivable from ESOP              26            23
                                                           ---------     ---------

                   Net cash provide by
                      investing activities                        26            23
                                                           ---------     ---------

Cash flow from financing activities:
      Net proceeds from the exercise of stock options             15            21
      Dividends on common stock                                 (260)         (272)
      Purchase of treasury stock                                 (56)            -
                                                           ---------     ---------
                   Net cash used in
                      financing activities                      (301)         (251)

                   Net increase in cash and cash
                      equivalents                                (10)           53

Cash and cash equivalents at beginning of year                   785           732
                                                           ---------     ---------

Cash and cash equivalents at end of year                   $     775           785
                                                           =========     =========