Form 10KSB, Exhibit 13
period 2003-12-31
BRIDGE STREET FINANCIAL INC
filed 2004-03-30
CIK 1182555

Message to Shareholders


The corporate structure of the Company changed dramatically in January of 2003 with the completion of a second step conversion where all stock previously held by Oswego County Mutual Holding Company was sold in a public offering that raised over $15 million of new capital. At that time Oswego County Mutual Holding Company ceased to exist, and Oswego County Bancorp, Inc was replaced by Bridge Street Financial, Inc, our new holding company. Concurrently the bank applied for and received approval to change our bank charter from a state savings bank charter to a national commercial bank charter, thus the name change to Oswego County National Bank.

The conversion and charter change support the strategic direction that the Board of Directors and management has undertaken since 1998. Prior to that time the bank had been a traditional thrift specializing in residential mortgage lending. In 1998 the bank introduced commercial services and also began to place added emphasis on consumer lending. Following the new emphasis, commercial loans and commercial mortgages increased 29% in 2003 and now under the new structure comprise 38 % of the loan portfolio. Similarly, consumer loans that increased by 31% in 2003 now comprise 10.8% of the loan portfolio. The charter change also allowed the bank to become involved in municipal deposit taking services which thrifts are prohibited from doing under New York law. Municipal deposits and municipal loans are new areas where the Bank is beginning to make some inroads and expects to see growth in that sector.

You will also read elsewhere in this report that the Bank has recently introduced a new value added checking account service called Generations Gold. This exciting new service adds a one-of-a-kind new offering exclusively to OCNB customers where they can take advantage of significant savings in non-banking goods and services they use throughout their daily lives. Free Checking is of course available but we feel that Generations Gold Checking may offer a choice that is better than free because it can offer real savings to our customers.

The Bank recently launched a new service to our customers in the form of the sale of investment and insurance products. There are times when an alternative investment to the traditional bank products is clearly the best choice for our customers and therefore it is important to be able to offer that alternative. After a long and careful search we selected a company called UVEST to work with us. UVEST works with several hundred banks throughout the country to provide a platform for the banks to offer alternative investments. A licensed representative has been hired by the Bank and the service was officially launched in early 2004.

During the fourth quarter of 2003 a select group of senior and middle managers were chosen to begin a concerted process of lowering operating costs and improving the Company's earnings. The group is called the Profit Improvement Group Study and it meets on a weekly basis. The entire staff was solicited to offer suggestions for profit improvements and over 150 suggestions were submitted by staff in the first few months.

Many of those suggestions were accepted and either have been implemented or are in the process of being implemented. Additionally, the Group will be overseeing several projects to reengineer key processes designed to improve service and cut costs. The group has been given very aggressive goals to achieve over the next two years and it is well on the way to accomplishing those goals.

As the Company continues to change in its operations and services, it will also move its headquarters this year. The picture on the cover of this report is a rendering of our new Company headquarters building at 300 State Route 104 in Oswego that was purchased by Bridge Street Financial, Inc in May of 2003. Occupancy of the building is scheduled for the second quarter of 2004.

Oswego County Savings Bank was formed in 1870 and moved to the 44 East Bridge Street headquarters in 1895 where it has remained. It was a difficult decision to leave our current headquarters but the Company has had considerable growth in the past few years and has physically outgrown the building making the move necessary.

We will realize significant gains in the move. The new building will be highly energy efficient due to its construction, insulation values, heating, cooling and lighting systems. A backup generator will be installed which will allow the Company to continue operations during power interruptions like the serious ice storm of the spring of 2003. The building is primarily on one floor which will provide efficiency in operations between departments that work closely together in processing work flows. The technology area will be expanded from its current extremely cramped quarters to a well-designed and functional area.

A new branch in Brewerton was opened in September marking our third branch in Onondaga County and eighth branch overall. The northern tier of Onondaga County is experiencing growth and provides a good platform for the bank to grow. The Brewerton office is six miles from our North Syracuse office which is six miles from our Liverpool office, thus making nice concentric circles of coverage in the northern tier of the County. We are excited about our expansion in Onondaga County and our growing base of customers there since arriving in 1999.

A 2003 bank annual report would not be complete without at least some mention of the tough economic conditions and the historical 40-year low interest rate environment that we have experienced in this recent reporting cycle. It was indeed a difficult year with soft loan demand, downward interest margin pressure and some one-time expenses which are chronicled in the Management Discussion section of this report. The combination of those factors led to lower earnings in 2003.

We are optimistic about 2004 earnings results due to signs that we perceive as a forerunner to an improving economy and the steps we are taking internally to reduce costs and improve earnings. Extensive work is also in process to improve our selling skills, our marketing outreach, and our business development techniques. We believe that those combined efforts will lead to increased market share and growth in 2004 and beyond.

Thank you for being a shareholder of the Company and for your continued support of our vision for the future.



Deborah F. Stanley                                            Gregory J. Kreis
Chair                                                         President & CEO

A BANKING RELATIONSHIP LIKE NO OTHER

GENERATIONS

AVAILABLE AT OCNB IN JANUARY 2004!

R E T A I L     M E M B E R S  [GRAPHIC OMITTED]



In January 2004 the Bank began offering a NEW EXCITING checking account Generations Gold. The account offers our customers a number of attractive money-saving benefits. The program is simple. Generations Gold Family Club account members enjoy special benefits when they bank and when they patronize participating local and national merchants. Members receive banking benefits such as FREE American Express Travelers Checks, Free Money Orders, Free Cashier Checks, 5 Free Foreign ATM withdrawals per month, AND FREE ONLINE BILL PAYMENT SERVICES.

The account offers non-banking benefits THAT ARE EQUALLY ATTRACTIVE. Members receive discounts AT participating local merchants, restaurants and businesses, just by using their Generations Gold card at a Business PARTNER'S establishment. These Business Partners teamed up with OCNB to help our CUSTOMERS "Live Better for Less." At the same time, Club members establish a loyalty to the businesses that extend these privileges.

Members also enjoy national discounts through Generations Gold. Included in the package are travel discounts INCLUDING LOWER airfare, car rental and hotel rates; REDUCED admission to many theme parks and resorts; consumer services like 90 day purchase protection, extended warranty; telecommunication discounts like pre-paid phone cards and long-distance discounts; and national retail discounts at Gentleman's Warehouse, Old Navy and Omaha Steaks.

LIVE BETTER FOR LESS...

GOLD

B U S I N E S S      P A R T N E R S



OCNB remains committed to helping the businesses within our service territory grow and thrive. In addition to our Business Solutions services, the Generations Gold program is another important way for the Bank to establish relationships with area BUSINESSES AND help them to expand their base of loyal customers.

To date, we have teamed up WITH 110 area merchants and businesses. THE PROGRAM benefits everyone. OUR Business Partners offer Generations Gold account members special discounts and packages on a range of goods and services, from car repairs to restaurant meals. IN RETURN, PARTICIPATING MERCHANTS GET NEW AND LOYAL CUSTOMERS. WHILE OUR GENERATIONS GOLD BUSINESS PARTNERS DO NOT HAVE TO BE BANK CUSTOMERS TO PARTICIPATE, THE PROGRAM DOES AFFORD BANK REPRESENTATIVES THE OPPORTUNITY TO ESTABLISH RELATIONSHIPS WITH LOCAL BUSINESSES AND TO INTRODUCE OUR FULL RANGE OF SERVICES TO THEM.

Generations Gold encourages business-to-business commerce by allowing Business Partners to extend special discounts to each other. Business Partners can also take advantage of the same money-saving benefits offered to Generations Gold account holders.

OCNB Bank on Us for your banking resources!

Business SOLUTIONS

Changes within the financial services industry have created opportunities for the Bank to grow. To take advantage of these opportunities we have made significant investments in strengthening and developing meaningful relationships with current and future customers. We accomplished this by adding new products to our business product mix and working to continuously improve customer service.

In 2003 the Bank added municipal deposit and lending relationships to our mix of products. Relationship with the Bank will assist municipalities ranging from cities to school districts and public libraries throughout our service area. The Bank plans to continue its growth in municipal relationships throughout our market area in 2004 and beyond.

In 2003 back office support was improved in the commercial services department as employees were added and repositioned to improve service and turnaround time. In addition, the department automated project reporting information and purchased new software that provides additional process improvements for customer service and efficiencies.

We strengthened our ability to sustain business growth by adding new staff to the OCNB team. Joining our staff in 2003 were two seasoned professionals who have considerable experience and are dedicated to working with the business community in our market areas.

 Jolene Haskell joined the OCNB staff in late September as Vice President of Commercial Sales and is located in our Brewerton branch. Jolene has a significant banking background obtained from over 20 years of experience in commercial banking.

Frank S. Hale joined OCNB in November as Vice President of Business Development. He comes to OCNB after many years as executive director of the Greater Oswego Chamber of Commerce, where he had success in serving and developing relationships in the local business community. Frank is working throughout our market area seeking opportunities to grow commercial and municipal relationships.

We continued to increase our commitment to businesses by providing financing that expand customers business lines, improve building structures, provide space for growth and finance equipment purchases needed for growing businesses.

OCNB is committed to assisting businesses and will support this important segment of our communities by continually improving our products, services and staff.

OCNB was recognized by the business community in 2003 by being nominated for the Business of the Year through the Greater Oswego Chamber of Commerce Small Business award ceremony. In 2002 the Bank was named the Small Business Advocate of the Year by the Greater Oswego Chamber of Commerce. The Syracuse Chamber of Commerce also recognized OCNB as a Business on the Move in 2003.

Personal SOLUTIONS

Relationships are the core of OCNB's business model. Each product and service we offer is developed with an eye toward building long-term, satisfying, profitable relationships with our customers. During 2003 OCNB enhanced our product line, increased our number of branch locations and improved employee training to enrich our customer relationships as we build for the future.

In 2003 we introduced new products to meet customer needs. For example, a non-owner occupied Home Equity Line of Credit (HELOC) offers additional solutions to OCNB customers who own rental property. The Non-Owner occupied HELOC allows customers to use their one-to-four family rental properties as collateral when obtaining a line of credit. Funds from the line of credit can then be used for any personal purpose from home repairs to vacation plans, college expenses and so much more.

The Bank also introduced an enhanced certificate of deposit (CD). The CD allows customers an opportunity to invest funds and elect to improve their rate of interest once during the life of the CD. This benefits the customer by allowing them to lock in funds for a longer period of time, while not losing the opportunity to gain should interest rates rise.

OCNB developed a partnership with UVEST Investment Services to bring alternative investment products to our CUSTOMERS BEGINNING in January 2004. Offering Investment Services will provide OCNB with an opportunity to further meet the needs of our customers while building a complete relationship for the future.

A substantial amount of time was expended in planning and developing the unveiling of the new Family Club Account-Generations Gold. The staff spent time speaking with businesses, offering them an opportunity to partner with OCNB as we work to bring customers to their businesses. This account was launched in January of 2004. (Further information about Generations Gold Club account can be found elsewhere within this report.)

In September of 2003, OCNB opened a branch in Brewerton, our eighth branch location and our third in Onondaga County. The Brewerton office is located on the corner of Route 11 and Bartell Road, and provides a convenient location to continue expansion opportunities in Onondaga County.


INSERT PICTURE OF RIBBON CUTTING


We recognize that personal interaction is still the most important customer experience, and have placed increased emphasis on preparing our employees to offer excellent customer service. Branch staff are trained to expand their knowledge and skills in working with customers to create a long-term professional relationship. Combined with technology improvements, Bank staff are better equipped to identify the needs and financial goals of our customers and to offer the right product to the right customer at the right time.

In addition, the Bank completed staff training using the Fairmont sales method. That sales model uses a total customer approach to sales efforts and teaches our staff to provide our customers with the right products to meet their needs.

Among the technological improvements in 2003 was the introduction of Customer Relations Management (CRM) software. CRM provides an excellent tool for directing specific product and service information to the right customers. We expect that this software will allow us to improve relationships with our current customers by offering them additional financial services to meet their needs.



INSERT THE PICTURE OF THE HOUSE AND RV

Community COMMITMENT

We are committed to continuing our efforts to provide customers with the right products and with excellent customer service. The Bank will continue to pursue opportunities that allow us to do so.

OCNB has always been committed to improving the quality of life in our communities. Numerous employees participate in assisting charitable organizations like the American Cancer Society's Relay for Life, the United Way, area hospitals, youth programs, the American Red Cross and so many more. The entire Bank team continues to strongly support the Relay for Life with employee planned and supported events and fundraisers. The OCNB Relay for Life Team remains the number one fund raising team for the event held in Oswego County by raising $10,618 in 2003.

The Oswego County Charitable Foundation was founded by our holding company to work hand in hand to assist non-profit organizations continue the great work they offer our communities and its citizens. The Foundation is committed to make our communities a better place to work and live. In 2003 the Charitable Foundation helped the YMCA Youth Program, Salmon River Festival, American Cancer Society, ARC of Onondaga, Oswego County Hospice, Fulton Library, UNITED WAY AND MANY MORE. Instead of sending holiday cards, OCNB made donations to food banks in our branch areas in 2003.

The Bank assists the business community through memberships in several Chambers of Commerce. Bank employees also provide support to the Chambers through direct proactive involvement in planning and implementing numerous projects and initiatives. In 2003, Senior Vice President Ronald Tascarella served as the volunteer President of the Greater Oswego Chamber of Commerce.

INSERT THE PICTURE OF THE RELAY FOR LIFE TEAM

AND FULTON LIBRARY

EXECUTIVE SUMMARY

Bridge Street Financial is a community oriented financial institution, which provides traditional banking services for individuals, small-to-medium size businesses and municipalities through its wholly owned subsidiary Oswego County National Bank. The Company operates eight branches in Oswego and Onondaga counties of New York State.

         On January 3, 2003, Bridge Street Financial completed a "second-step" conversion to a full stock bank. As a part of the "second-step" conversion the Company raised net proceeds of $14.0 million from the sale of common stock. Bridge Street raised the additional capital to provide funding for the execution of a growth strategy which focuses on:


          o increasing lending to support continued growth in its commercial and consumer loan portfolio;
          o    opening or acquiring additional branch offices;
          o enhancing the quality of its facilities to better serve customers;
          o finance acquisitions of other financial institutions or other businesses related to banking; and
          o    expand the financial products and services offered.


         During the twelve-month period ended December 31, 2003, the Company opened its eighth branch in Brewerton, increased its commercial loan portfolio by 26.9%, increased the consumer loan portfolio by 31.1%, developed deposit and loan products to service municipalities, introduced investment and insurance products as an alternative to traditional bank products, and purchased a building in Oswego that will become the Company's administrative office in 2004.

         Bridge Street Financial increased total assets by $15.7 million or 8.1% to $210.7 million for the twelve months ended December 31, 2003. The increase in total assets was primarily due to a $18.7 million increase in securities, $11.2 million increase in net loans, and a $2.4 million increase in premises and equipment, which were partially offset by a reduction in cash of $17.6 million. Funding for the growth in assets resulted primarily from a $6.0 million or 4.1% increase in deposit balances and $9.6 million increase in borrowings. Bridge Street Financial's stockholders' equity increased $14.4 million during the twelve month period ended December 31, 2003, primarily due to the second-step conversion and net income. Proceeds from the second-step offering were reflected in cash and stock subscription escrow liabilities at December 31, 2002.

         Bridge Street Financial's net income was $831,000 for the year ended December 31, 2003 compared to net income of $1,085,000 for the year ended December 31, 2002. The reduction in net income was the result of a $1.4 million increase in noninterest expense which exceeded a $395,000 increases in net interest income and $714,000 increase in noninterest income. During the twelve-month period ending December 31, 2003, Bridge Street Financial's net interest income was adversely impacted by the low interest rate environment which resulted in a reduction of net interest margin to 3.83% for the twelve months ended December 31, 2003 compared to 4.13% for the twelve months ended December 31, 2002. The increase in noninterest expense was primarily due to increased cost for salaries and benefits, occupancy and equipment costs, marketing and professional fees incurred to support the Company's new branch, expand products and services and grow commercial lending.


Bridge Street Financial is subject to regulatory capital requirements administered by the Federal banking regulators. At December 31, 2003 the Company exceeded minimum capital requirements of the agencies and also exceeded levels established for banks considered well capitalized by regulators. Bridge Street Financial's liquidity, represented by cash, cash equivalents, securities available for sale and potential borrowings, is a product of its operating, investing and financing activities. The primary sources of funds are deposits and borrowings; payment of outstanding loans, securities and other short-term investments; and funds provided from operations. The Company invests excess funds in federal funds sold and other short-term interest-earning assets that provide liquidity to meet lending requirements. The Company also utilizes borrowings to fund a portion of its asset growth. At December 31, 2003 the Company had borrowings from the Federal Home Loan Bank of New York (FHLB-NY) of $23.3 million. Also, available to the Company are overnight and one-month borrowing facilities with the FHLB-NY each in the $10.0 million, an overnight plus line of $9.0 million with the FHLB-NY and a $5.0 million overnight line of credit with a commercial bank. It is anticipated that the Company will continue to have sufficient deposit funds and available borrowings to meet its funding needs.



GENERAL

         Bridge Street Financial's results of operations depend primarily on net interest income, which is the difference between income on interest-earning assets and expense on interest-bearing deposits and borrowings. Interest-earning assets principally consist of loans and securities. Bridge Street Financial's results of operations also are affected by the provision for losses on loans; the level of its noninterest income, consisting primarily of service charges; its noninterest expenses, including compensation and benefits, occupancy and equipment expense, data processing and other expenses and its income tax expense. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.


CRITICAL ACCOUNTING POLICIES

         The accounting and reporting policies of Bridge Street Financial conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. Bridge Street Financial utilizes the accrual method of accounting for financial reporting purposes.

         Our most critical accounting policy is our policy regarding the provision for loan losses and related allowance for loan losses. Bridge Street Financial's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. The allowance for loan losses is maintained at a level that management believes, to the best of its knowledge, is at a level at each reporting date, to cover known and inherent losses in the loan portfolio that are both probable and reasonably estimable. Management's judgment is based upon, but not limited to, periodic evaluation of the portfolio, past loss experience and current economic conditions. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Bridge Street Financial's allowance for loan losses. Such agencies may require Bridge Street Financial to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

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


FINANCIAL CONDITION - Total assets increased by $15.7 million, or 8.1%, to $210.7 million at December 31, 2003 from $194.9 million at December 31, 2002. The increase in total assets was primarily due to increases in securities and net loans as the Company invested the proceeds from increased deposits and borrowings.

         Total securities increased $18.7 million or 47.0% to $58.3 million at December 31, 2003 compared to $39.7 million at December 31, 2002. The increase in securities resulted from investing a portion of the net proceeds received from the second-step conversion. During 2003, investments in available for sale U.S. Government Agency obligations increased $2.6 million, municipal securities increased by $2.0 million, mortgage-backed securities increased by $7.0 million and investments in corporate securities decreased by $1.3 million. Mortgage-backed securities held to maturity increased $8.1 million during the twelve-month period ended December 31, 2003. The increase in investments in mortgage backed securities is the result of the Company's continued implementation of an investment strategy to provide future cash flows that can be reinvested in loans or reinvested in longer term securities as market rates cycle upward.


                                                                 December 31,          December 31,
                                                                     2003                  2002
                                                               -----------------     -----------------
                                                                            (In thousands)
     Securities available for sale (fair value)
---------------------------------------------------
U.S. Government agency obligations                           $            3,477                   850
Municipal securities                                                     17,280                15,309
Corporate  securities                                                     3,262                 4,528
Mortgage-backed securities                                               21,804                14,838
Other equity securities                                                   4,447                 4,157

                                                               -----------------     -----------------

              Total securities available for sale            $           50,270                39,682
                                                               =================     =================


    Securities held to maturity
--------------------------------------
Mortgage-backed securities                                   $            8,079             -
                                                               =================     =================


           Loans increased by $11.2 million or 10.4% to $118.8 million at December 31, 2003 from $107.6 million at December 31, 2002. Commercial mortgages and commercial loans increased $9.6 million, or 26.9%, to $45.2 million at December 31, 2003 from $35.6 million at December 31, 2002. The increase in commercial mortgages and commercial loans is the result of the Company's strategic plan to expand the commercial loan portfolio. Residential mortgages decreased $1.4 million to $60.7 million at December 31, 2003 as compared to $62.2 million at December 31, 2002. The decrease in residential mortgage loans is due to continued loan refinancing of existing portfolio mortgages into primarily fixed rate loans which have been sold in the secondary market. These decreases in the mortgage portfolio were partially offset by the Company's decision to retain $6.0 million of 15 year fixed rate mortgages in the loan portfolio which provided a higher yield than other investment alternatives. Consumer loans increased $3.0 million to $12.9 million at December 31, 2003 compared to $9.8 million at December 31, 2002. The increase in consumer loans is partially the result of the Company's introduction of a new loan product to finance manufactured home.


                           LOANS                      December 31,           December 31,
                                                          2003                   2002
                                                   -------------------     ------------------
                                                                  (in thousands)

Residential mortgage
  and home equity                                $             60,744                 62,182
Commercial mortgage                                            25,478                 22,603
Commercial                                                     19,695                 13,005
Consumer                                                       12,850                  9,803
                                                   -------------------     ------------------

                                                 $            118,767                107,593
                                                   ===================     ==================



         In addition to the previously mentioned loan balances, the Company had $722,000 of loans held for sale on December 31, 2003. The loans held for sale consisted of fixed rate residential mortgages and are carried at the lower of cost or market value.

         Bridge Street Financial's premises and equipment increased $2.3 million to $7.2 million at December 31, 2003 as compared to $4.8 million at December 31, 2002. The increase in premises and equipment is the result of the Company's investment in a new branch location and the purchase of building that will become the Company's new administrative offices in the second quarter of 2004.


         Bridge Street Financial's deposits increased by $6.0 million or 4.1% to $151.7 million at December 31, 2003 from $145.7 million at December 31, 2002. Savings and money market deposits increased by $3.4 million, demand deposits increased by $4.8 million, and time deposits decreased by $2.3 million. The increase in deposits is the result of customers' continued acceptance of deposit products, the expansion of commercial deposit customers, the addition of deposit customers at new and existing branches and the Company's development of a municipal deposit program. Company attributes the reduction in time deposits primarily to customers' movement of funds into other deposit products, and the movement of funds back into equity investments.

         Bridge Street Financial's borrowings with the Federal Home Loan Bank of New York ("FHLB") increased $9.6 to $23.3 million at December 31, 2003 compared to $13.7 million at December 31, 2002. The increase in borrowings was used to fund the purchase of securities with yields that exceeded borrowing costs.

         Shareholders' equity increased $14.4 million or 84.7% to $31.3 million during the year ended December 31, 2003. The increase in shareholders' equity resulted from net proceeds received from the second-step conversion of $14.0 million, an increase in accumulated other comprehensive income of $259,000 and net income of $831,000. The increase in accumulated other comprehensive income was the result of a $383,000 reduction in minimum pension liability, which was partially offset by a $124,000 decrease in the fair market value of securities held for sale. These increases were partially offset by the purchase of treasury stock of $791,000 and dividend payments of $422,000.

         At December 31, 2003, nonperforming assets were 0.46% of total assets as compared to 0.49% at December 31, 2002.


 NONPERFORMING ASSETS
 --------------------                                      December 31,            December 31,
(dollars in thousands)                                         2003                    2002
                                                        --------------------     -----------------
Nonaccrual loans                                      $                 645                   757
Restructured commercial mortgage loans                                  200                   200
                                                        --------------------     -----------------
  Nonperforming loans                                                   845                   957

Other real estate                                                       126                     8
                                                        --------------------     -----------------
  Nonperforming assets                                $                 971                   965
                                                        ====================     =================

Nonperforming assets
   to total assets                                                    0.46%                 0.49%
Allowance for loan losses
   to nonperforming loans                                           140.00%               124.35%


           While management views the current level of nonperforming assets to be very manageable, future experience may be affected by regional and national economic conditions, underwriting judgments and business and personal factors affecting Bridge Street Financial's customers. Although the allowance for loan losses is maintained at a level that management believes, to the best of its knowledge, is at a level at December 31, 2003, to cover known and inherent losses in the loan portfolio that are both probable and reasonably estimable, similar factors will determine the level of the allowance in future periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examinations.




RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

         Net income was $831,000 for the year ended December 31, 2003 compared to net income of $1,085,000 for the year ended December 31, 2002. For the year ended December 31, 2003 compared to the year ended December 31, 2002, net interest income increased $395,000 and noninterest income increased by $714,000. These increases were offset by an increase in noninterest expenses of $1.4 million and an increase in the provision for loan losses of $33,000. Return on average equity was 2.67% in the year ended December 31, 2003 compared to 6.57% in the year ended

December 31, 2002. Return on average assets was 0.41% for the year ended December 31, 2003 compared to 0.63% in the same period of 2002.

NET INTEREST INCOME

         Net interest income on an as reported basis increased $395,000 to $6.3 million in the twelve-month period ended December 31, 2003 as compared to $5.9 million in the same period in 2002. The increase in net interest income during the twelve-month period was the result of interest expense decreasing more significantly than interest income. Interest income decreased $408,000 and interest expense decreased $803,000. Net interest income on a tax equivalent basis increased $479,000 for the twelve-month period ended December 31, 2003 as compared to the same period in 2002. Bridge Street Financial's net interest rate margin on a tax equivalent basis of 3.83% for the twelve months of 2003 decreased 30 basis points from the twelve-month period of 2002. The decrease in net interest rate margin during the twelve-month period of 2003 is primarily due to the decrease in interest rates. For the twelve-month period ended December 31, 2003, net interest income on a tax equivalent basis increased $755,000 from increases in volume of interest earning assets and interest bearing liabilities and decreased $276,000 from changes in interest rates.



INTEREST INCOME

         Interest income decreased $408,000 to $9.3 million for the twelve-month period ended December 31, 2003 compared to $9.8 million for the twelve months ended December 31, 2002. Interest income on a tax equivalent basis decreased by $324,000, or 3.2%, to $9.9 million in the twelve-month period ended December 31, 2003. The decrease in interest income resulted from a $573,000 decrease in interest income on loans, which was partially offset by a $76,000 increase in interest income from federal funds sold and other short-term investments and a $173,000 increase in interest income on securities. The increase in interest income from federal funds and other short-term investments was the result of a $7.4 million increase in the average balances of federal funds sold and other short-term investments. The decrease in interest income on loans was the result of an 81 basis point reduction in the average yield on loans to 6.14% in 2003 from 6.95% in 2002, which was partially offset by a $5.2 million increase in the average balance of loans. The increase in interest on securities income was the result of a $12.3 million increase in average balances of securities, which was partially offset by a 109 basis point reduction in yield on securities.



INTEREST EXPENSE

         Interest expense decreased by $803,000 to $3.0 million for the twelve-month period ended December 31, 2003 compared to $3.8 million for the twelve-months ended December 31, 2002. The decrease in interest expense resulted from lower rates paid on deposits, which was partially offset by higher average balances of deposits and borrowings. Average interest-bearing deposit balances increased $7.5 million or 6.4% compared to 2002 and average borrowings increased $2.8 million compared to 2002.



                          AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID


                                               Year Ended December 31, 2003          Year Ended December 31, 2002
                                              -------------------------------       -------------------------------
                                              Average                Average        Average               Average
                                              Balance    Interest     Yield/Rates   Balance   Interest    Yield/Rates
                                              ---------  --------    --------       --------- ---------   ---------

Interest-earning assets:
Loan, gross (1)                              $ 115,763     7,112   $   6.14%       $ 110,534     7,685   $   6.95%
Securities, at amortized cost (2)               53,236     2,664       5.00%          40,902     2,491       6.09%
Federal funds sold and other                    10,695       118       1.10%           3,301        42       1.27%
                                              ---------  --------    --------       --------- ---------   ---------

          Total interest earning assets        179,694     9,894       5.51%         154,737    10,218       6.60%

Noninterest-earning assets                      21,370                                17,954
                                              ---------                             ---------

          Total assets                         201,064                               172,691
                                              =========                             =========

Interest-bearing liabilities;
Savings, NOW, money market (3)                  71,786       554       0.77%          68,373     1,146       1.68%
Time deposits                                   53,538     1,555       2.90%          49,467     1,843       3.73%
Borrowings                                      17,663       908       5.14%          14,833       831       5.60%
                                              ---------  --------    --------       --------- ---------   ---------

          Total interest bearing liabilities   142,987     3,017       2.11%         132,673     3,820       2.88%

Noninterest-bearing deposits                    24,522                                21,414
Other noninterest liabilities                    2,445                                 2,096
                                              ---------                             ---------

          Total liabilities                    169,954                               156,183
Shareholders' equity                            31,110                                16,508
                                              ---------                             ---------

          Total liabilities and equity         201,064                               172,691
                                              =========                             =========

Net interest income                                        6,877                                 6,398
                                                         ========                             =========

Excess of earning assets over interest
          bearing liabilities                   22,064                                22,064
                                              =========                             =========

Net interest rate spread                                               3.40%                                 3.72%
Net interest rate margin (4)                                           3.83%                                 4.13%
Average interest-earning assets to average
interest-bearing liabilities                                         125.67%                               116.63%


----------------------------
(1)  Includes nonaccruing loans.
(2) Includes tax equivalent adjustment for Bridge Street Financial's tax-exempt securities income assuming a 40% combined federal and state income tax rate. Average balance represents the amortized cost of securities excluding net unrealized gains or losses.
(3) Includes advance payments by borrowers for taxes and insurance (mortgage escrow deposits).
(4)  Equals net interest income divided by average interest-earning assets.

PROVISION FOR LOAN LOSSES

         The allowance for loan losses decreased $7,000 during the twelve months ended December 31, 2003 compared to a $258,000 increase for the twelve months ended December 31, 2002. This $265,000 difference reflects provisions, charge-offs and recoveries. The provision for loan losses was $445,000 in the twelve-month period ended December 31, 2003 compared to $412,000 in the same period of 2002. Charge-offs during the twelve-month period ending December 31, 2003 were $491,000 as compared to $188,000 in the same period in 2002. The increase in charge-offs is the result of loan customers on various commercial and consumer loans being delinquent with future payment doubtful. Bridge Street Financial's allowance model reflected provision requirements based on management's assessment of inherent losses in these portfolios based upon specific credit review and analysis of past-due, non-performing, historical losses and local economic trends. Additional information regarding the allowance for loan losses is provided in the table that follows:



        ALLOWANCE FOR LOAN LOSSES
        -------------------------                                     Year ended December 31,
               (thousands)                                           2003                  2002
                                                              --------------------   -----------------

Balance, beginning of year                                  $               1,190                 932
   Provision for loan losses                                                  445                 412
   Charge-offs                                                               (491)               (188)
   Recoveries                                                                  39                  34
                                                              --------------------   -----------------

Balance, end of year                                        $               1,183               1,190
                                                              ====================   =================

Net charge-offs to average loans                                            0.39%               0.14%
Allowance to ending loans                                                   1.00%               1.11%


NONINTEREST INCOME

         Noninterest income increased $714,000 to $3.5 million for the twelve-month period ended December 31, 2003 compared to $2.8 million in the twelve-month period ended December 31, 2002. The increase in noninterest income is due, in part, to Bridge Street Financial's continued efforts to increase revenues from noninterest sources. For the twelve-month period ended December 31, 2003, the increase in noninterest income was the result of a $130,000 increase in service charges on deposit accounts, a $18,000 increase in income from gains on securities transactions, a $345,000 increase in gain on loans sold and a $245,000 increase in other income. The increase in other income was primarily the result of a $163,000 increase in the value of assets funding directors' deferred compensation plan and an increase in other loan income.



 NONINTEREST EXPENSE

         Noninterest expense increased during the twelve-month period ended December 31, 2003 by $1.4 million or 20.4% compared to the twelve-month period ended December 31, 2002. The increase is primarily the result of increased expenses for salaries and employee benefit costs for healthcare and pension, occupancy and equipment, data processing and professional fees. For the twelve-month period ended December 31, 2003, salaries and employee benefits expenses increased $627,000, occupancy and equipment expenses increased $209,000, professional fees increased $91,000, data processing increased $42,000 and marketing and advertising increased $45,000. The increase in employee benefit costs is primarily due to increased pension and healthcare costs. Occupancy and equipment expenses increased primarily due to branch expansions. Additionally, other expenses increased $355,000 and director fees increased $42,000. The increase in other expenses is primarily the result of $163,000 increased expense recorded as a direct offset to the above mentioned increase in assets funding directors deferred compensation, along with increased insurance, regulatory and collection costs.

INCOME TAXES

         Income tax expense for the twelve-month period ended December 31, 2003 was $66,000 as compared to $177,000 in 2002. The decrease in income tax expense was due to a $365,000 reduction in income before income tax expense and to the tax benefit received as a result of a greater proportion of tax exempt income being derived from municipal securities and bank-owned life insurance, which was partially offset by a valuation allowance on charitable contribution carryovers. The income tax rate is below statutory rates due primarily to favorable tax benefits from tax-exempt income on securities and income from bank-owned life insurance.



RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

         Net income was $1,085,000 in the twelve months ended December 31, 2002 compared to net income of $1,125,000 for the twelve-month period ended December 31, 2001. For the twelve-month period ended December 31, 2002 compared to the twelve-month period ended December 31, 2001, net interest income increased $621,000 and noninterest income increased by $805,000. These increases were partially offset by an increase in noninterest expenses of $1.3 million and an increase in the provision for loan losses of $268,000. Return on average equity was 6.57% in the twelve-month period of 2002 compared to 7.33% in the twelve-month period ended December 31, 2001. Return on average assets was 0.63% for the twelve-month period ended December 31, 2002 compared to 0.75% in the same period of 2001.

NET INTEREST INCOME

         Net interest income increased $621,000 in the twelve-month period ended December 31, 2002 to $5.9 million as compared to $5.3 million in 2001. The increase in net interest income during the twelve-month period was the result of interest expense decreasing more significantly than interest income. Interest income decreased $259,000 and interest expense decreased $880,000. Bridge Street Financial's net interest rate spread on a tax equivalent basis of 3.72% for the twelve-months of 2002 increased 17 basis points from the twelve-month period of 2001. The increase in interest rate spread on a tax equivalent basis was due to lower rates on deposits and borrowings, which were partially offset by lower interest rates on interest earning assets. For the twelve- month period ended December 31, 2002 net interest income on a tax equivalent basis increased $842,000 from increases in volume of interest earning assets which was partially offset by a $2,000 decrease in net interest income due to decreases in interest rates. The presentation of interest income on a tax equivalent basis is a banking industry practice used to provide meaningful yield on average earning asset comparisons with other banks. By converting nontaxable income on securities investments to its taxable equivalent, differences in yields that result from taxable and nontaxable securities investments are compensated for.


INTEREST INCOME

         Total interest income decreased $259,000 to $9.8 million for the twelve-month period ended December 31, 2002 compared to $10.0 million for the same period in 2001. In the third quarter of 2001 and during 2002, the Company increased investments in municipal securities for their higher after tax yield in comparison to comparable risk taxable securities. After giving effect to the reduction in state and federal income taxes for these securities, interest income on a tax equivalent basis decreased by $40,000 or 0.4%, to $10.2 million in the twelve-month period ended December 31, 2002 compared to $10.3 million for same period in 2001. The decrease in interest income resulted from a $122,000 decrease in interest income from federal funds sold and a $97,000 decrease in loan interest income, which was partially offset by a $179,000 increase in securities interest income. The increase in securities income was the result of a $5.3 million increase in average securities partially offset by a 41 basis point reduction in interest rates on securities. The interest income rate on securities decreased to 6.09% in 2002 from 6.50% in 2001. The decrease in loan interest income was the result of a 112 basis point reduction in the average yield to 6.95% in 2002 from 8.07% in 2001, which was partially offset by a $14.1 million increase in the balances of average loans.


INTEREST EXPENSE

         Interest expense decreased by $880,000 to $3.8 million for the twelve-month period ended December 31, 2002 compared to $4.7 million for the twelve months ended December 31, 2001. The decrease in interest expense resulted from lower rates paid on deposits and borrowings, which was partially offset by higher average balances of deposits and borrowings. Average deposit balances increased $14.4 million or 13.9% compared to 2001. Average borrowings increased $2.1 million due to increased borrowing to fund asset growth.


                                 AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID


                                                  Year Ended December 31, 2002            Year Ended December 31, 2001
                                               -----------------------------------    ----------------------------------
                                                Average                Average       Average                  Average
                                                Balance   Interest    Yield/Rates    Balance   Interest     Yield/Rates
                                               ---------- ----------  ----------    ---------- ----------   ------------
Interest-earning assets:
Loan, gross (1)                              $   110,534      7,685  $    6.95%   $    96,406      7,782  $       8.07%
Securities, at amortized cost (2)                 40,902      2,491       6.09%        35,593      2,312          6.50%
Federal funds sold and other                       3,301         42       1.27%         3,075        164          5.33%
                                               ---------- ----------  ----------    ---------- ----------   ------------

           Total interest earning assets         154,737     10,218       6.60%       135,074     10,258          7.59%

Noninterest-earning assets                        17,954                               15,301
                                               ----------                           ----------

           Total assets                          172,691                              150,375
                                               ==========                           ==========

Interest bearing liabilities;
Savings, NOW, money market (3)                    68,373      1,146       1.68%        58,341      1,467          2.51%
Time deposits                                     49,467      1,843       3.73%        45,120      2,432          5.39%
Borrowings                                        14,833        831       5.60%        12,747        801          6.28%
                                               ---------- ----------  ----------    ---------- ----------   ------------

           Total interest-bearing liabilities    132,673      3,820       2.88%       116,208      4,700          4.04%

Noninterest-bearging deposits                     21,414                               17,332
Other noninterest liabilities                      2,096                                1,493
                                               ----------                           ----------

           Total liabilities                     156,183                              135,033
Shareholders' equity                              16,508                               15,342
                                               ----------                           ----------

           Total liabilities and equity          172,691                              150,375
                                               ==========                           ==========

Net interest income                                           6,398                                5,558
                                                          ==========                           ==========

Excess of earning assets over interest-
           bearing liabilities                    22,064                               18,866
                                               ==========                           ==========

Net interest rate spread                                                  3.72%                                   3.55%
Net interest rate margin (4)                                              4.13%                                   4.11%
Average interest-earning assets to average
interest-bearing liabilities                                            116.63%                                 116.23%


-----------------------
(1)  Includes nonaccruing loans.
(2) Includes tax equivalent adjustment for Bridge Street Financial's tax-exempt securities income assuming a 40% combined federal and state income tax rate. Average balance represents the amortized cost of securities excluding net unrealized gains or losses.
(3) Includes advance payments by borrowers for taxes and insurance (mortgage escrow deposits).
(4)  Equals net interest income divided by average interest-earning assets.

PROVISION FOR LOAN LOSSES

         The allowance for loan losses increased $258,000 during the twelve months ended December 31, 2002 versus an $189,000 decrease for the twelve-months ended December 31, 2001. This $447,000 difference reflects provisions, charge-offs and recoveries. The provision for loan losses was $412,000 in the twelve-month period ended December 31, 2002 compared to $144,000 in the same period of 2001. Bridge Street Financial's allowance model reflected increased provision requirements, particularly in the commercial and commercial mortgage portfolios, which generally expose the Company to greater risk of loss than loans secured by residential real estate. Such requirements for provisions are based on management's assessment of inherent losses in these portfolios based upon specific credit review and analysis of past-due, non-performing, historical losses and local economic trends. Inherent loss in the commercial and commercial mortgage portfolios increased due to the high charge-offs taken in the second half of 2001 and the $6.3 million increase in commercial mortgage and commercial loans. Additionally, the increase in the provision reflects management's assessment of changes in regional and local economies and employment opportunities, including the announcement of further job losses at a large manufacturing plant. Charge-offs do not result in or cause other inherent losses in the portfolio. However, historical charge-off experience is a factor used to measure losses that are inherent in the portfolio. Additional information regarding the allowance for loan losses is provided in the table that follows:



             Allowance for loan losses                            Twelve months ended December 31,
                     (thousands)                                     2002                  2001
                                                              --------------------   -----------------
Balance, beginning of year                                  $                 932               1,121
   Provision for loan losses                                                  412                 144
   Charge-offs                                                               (188)               (388)
   Recoveries                                                                  34                  55
                                                              --------------------   -----------------

Balance, end of year                                        $               1,190                 932
                                                              ====================   =================

Net charge-offs to average loans                                            0.14%               0.35%
Allowance to ending loans                                                   1.11%               0.89%



NONINTEREST INCOME

         Noninterest income increased $805,000 to $2.8 million for the twelve-month period ended December 31, 2002 compared to $2.0 million in 2001. The increase in noninterest income is due, in part, to Bridge Street Financial's continued efforts to increase revenues from noninterest sources through revising fee structures and enhancing services. For the twelve-month period ended December 31, 2002 the increase in noninterest income was the result of a $629,000 increase in fee revenue from increased income on deposit accounts and increased loan income, a $49,000 increase in income from bank-owned life insurance, a $15,000 increase in gain on loans sold, a $72,000 increase in income from gains on securities transactions and a $40,000 increase in other income.

NONINTEREST EXPENSE

         Noninterest expense increased during the twelve-month period ended December 31, 2002 by $1.3 million or 22.9%. The primary reasons for the increase in noninterest expense were full twelve-months expenses associated with a branch acquisition completed in May of 2001, costs associated with a new branch that opened in May of 2002 and costs for Bridge Street Financial's strategic initiative to convert the data processing function from an outsourced service to an in-house data center. For the twelve-month period ended December 31, 2002, salaries and employee benefits expenses increased $786,000, occupancy and equipment expenses increased $147,000, data processing costs increased $132,000, professional fees increased $143,000, office supplies, printing and postage increased $34,000 and other expenses increased by $87,000 primarily due to increases in training, travel and correspondent bank costs. Salaries and employee benefits expenses increased primarily due to increased staffing as a result of the new branch offices. These increases were partially offset by an $11,000 reduction in contribution expense.


INCOME TAXES

         Income tax expense for the twelve-month period ended December 31, 2002 was $177,000 as compared to $297,000 in 2001. The decrease in income tax expense was primarily due to the tax benefit received as a result of a greater proportion of our income being derived from tax-exempt municipal securities. The effective income tax rate was 14.0% for the twelve-month period ended December 31, 2002. The income tax rate is below statutory rates due primarily to favorable tax benefits from tax-exempt income on securities and income from bank-owned life insurance, which reduced the effective income tax rate by 25.7 percentage points.




LIQUIDITY AND CAPITAL RESOURCES

         The Company's liquidity, represented by cash, cash equivalents, securities available for sale and potential borrowings, is a product of its operating, investing and financing activities. The primary sources of funds are deposits and borrowings; payments of outstanding loans, securities and other short-term investments; and funds provided from operations. While scheduled payments from the amortization of loans, maturing securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in federal funds sold and other short-term interest-earning assets that provide liquidity to meet lending requirements. The Company also utilizes borrowings to fund a portion of its asset growth.

         Excess liquidity is generally invested in short-term investments such as federal funds sold or U.S. Treasury securities. On a longer term basis, the Company maintains a strategy of investing in various lending products. Such products frequently have short terms (five years or less) or interest rates that adjust at least every five years. funds are utilized to meet ongoing commitments to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of investment securities. At December 31, 2003, the Company had outstanding commitments to originate loans of approximately $25.6 million and unused letters of credit of approximately $1.2 million. At December 31, 2003, the Company also had certificates of deposit scheduled to mature in one year or less totaling $35.9 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Company. It is anticipated that the Company will continue to have sufficient deposit funds and available borrowings to meet its current commitments.

         At December 31, 2003, the Company had total borrowings from the Federal Home Loan Bank of New York (FHLB-NY) of $23.3 million. Also available to the Company are overnight and one-month borrowing facilities with the FHLB-NY, each in the amount of $10.0 million, an overnight credit plus line of $9.0 million with the FHLB-NY and a $5.0 million overnight line of credit with a commercial bank.

         The Bank also has outstanding, at any time, a significant number of commitments to extend credit and provide financial guarantees to third parties. These arrangements are subject to strict credit control assessments. Guarantees specify limits to the Bank's obligations. Because many commitments and almost all guarantees expire without being funded in whole or in part, the contract amounts are not estimates of future cash flows. The Bank is also obligated under agreements with the FHLB to repay borrowed funds and is obligated under leases for certain of its branches and equipment. A summary of lease obligations, borrowings, and credit commitments at December 31, 2003 follows:




                                                     After 1 Year      After 3 Years
                                     Within          but within        but within          After
                                     1 Year          3 Years           5 Years             5 Years         Total
                                     ------------    ---------------   ----------------    ------------    ------------
Lease Obligations
      Operating lease obligations  $          51                101                 95              83             330
                                     ============    ===============   ================    ============    ============

Borrowings
      Federal Home Loan Bank       $       8,950              8,900              3,400           2,000          23,250
                                     ============    ===============   ================    ============    ============

Credit Commitments
      Available lines of credit    $         280                425              1,691           2,353           4,749
      Other loan commitments              20,894                                                                20,894
      Letters of credit                    1,003                 61                                              1,064
                                     ------------    ---------------   ----------------    ------------    ------------


Total                              $      22,177                486              1,691           2,353          26,707
                                     ============    ===============   ================    ============    ============



         The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking regulators. Failure to meet minimum capital requirements could result in certain mandatory and discretionary responses by regulators that could have a material effect on the Company's financial condition and results of operations. In addition, the ability of the Company and the Bank to pay dividends is subject to regulations administered by the banking agencies. At December 31, 2003, the Company and the Bank exceeded minimum capital requirements of the agencies and also exceeded levels established for banking organizations considered well capitalized by the regulators.

         On January 3, 2003, the Company completed a second-step conversion which increased capital by the net proceeds of $14.0 million. The Company has deployed the increase in liquid investments that are available to fund future growth.

OFF-BALANCE SHEET ARRANGEMENT

         The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.




MARKET RISK ANALYSIS

EFFORTS TO ADDRESS INTEREST RATE RISK

         To reduce the potential for materially adverse effects of changes in interest rates on results of operations, Bridge Street Financial has implemented asset and liability management policies designed to better match the maturities and repricing terms of interest-earning assets and interest-bearing liabilities. Bridge Street Financial's policies have consisted primarily of the following:

         o        originating adjustable-rate long-term loans for portfolio;

         o purchasing adjustable-rate mortgage-backed securities and short or intermediate-term investment securities;

         o originating fixed-rate one-to four family residential loans with terms of 15 to 30 years under terms and conditions which will permit their sale in the secondary market; and

         o managing interest expense by maintaining a strong retail deposit base and emphasizing core deposits.

         From the early 1980s until early 1998, Bridge Street Financial originated primarily adjustable-rate mortgage loans and did not originate fixed-rate residential mortgage loans with terms over 15 years. Approximately 75.9% of Bridge Street Financial's one-to four-family residential mortgage loans have interest rates that adjust annually or every three years. Bridge Street Financial's total portfolio of adjustable-rate one-to-four family residential mortgage loans amounted to approximately 76.7% and 81.6% of residential mortgages at December 31, 2003 and December 31, 2002, respectively.

         As long-term interest rates decreased during the 1990s, many customers indicated a preference for fixed-rate residential mortgage loans. In February 1998, Bridge Street Financial began the origination of long-term, fixed-rate one-to four family residential mortgage loans in order to provide a full range of products to customers, but only under terms, conditions and documentation which allow their sale in the secondary market. During 2001 as residential mortgage interest rates declined a significant portion of loans originated were 15 and 30 year fixed rate loans. To reduce the long term interest rate exposure of these loans, Bridge Street Financial sold the majority of all fixed rate 15 and 30 year loans originated during 2001, 2002, and 2003 in the secondary market. Future originations may be designated and sold in the secondary markets.

         In order to better match the maturity or repricing of interest-bearing liabilities and interest-earning assets, Bridge Street Financial offers certificates of deposit. At December 31, 2003, $16.3 million or 31.3% of Bridge Street Financial's certificates of deposit mature in more than one year. In Bridge Street Financial's efforts to address interest-rate risk and competition, higher rates are paid on longer term and higher balance certificates of deposit.

         Bridge Street Financial considers its savings deposit and money market accounts to be core deposits that are a more stable and lower cost source of funds than certificates of deposit. Bridge Street Financial's savings and money market accounts have variable interest rates, and management believes that the interest rates on the accounts can be adjusted to retain a substantial portion of these deposits. Savings and money market accounts amounted to $66.0 million or 43.6% of total deposits at December 31, 2003. Bridge Street Financial also has NOW and demand deposits as part of its deposit base, which totaled $6.9 million and $27.6 million, respectively, at December 31, 2003.

HOW INTEREST RATE RISK IS MEASURED

         Prolonged increases in market rates of interest could adversely affect the interest rate spread and net interest margin. Moreover, prolonged increases in interest rates could adversely affect the demand for residential mortgage loans within Bridge Street Financial's primary market area. The asset and liability management committee regularly reviews interest rate risk. Bridge Street Financial forecasts the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of existing assets, liabilities and off-balance sheet instruments. Such impacts are evaluated against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the Board of Directors.

         The following table sets forth at December 31, 2003 the estimated percentage and dollar change in Bridge Street Financial's net interest income over a four-quarter period and the market value of portfolio equity based on the indicated changes in interest rates. Certain assumptions have been made in preparing the table below. Although management believes these assumptions to be reasonable, the interest rate sensitivity of assets and liabilities and the estimated effects of changes in interest rates on net interest income and the market value of portfolio equity indicated in the following table could vary substantially if different assumptions were used or if actual experience differs from such assumptions.


                                                                      MARKET VALUE OF PORTFOLIO EQUITY BASED
                                     NET INTEREST INCOME                   ON DECEMBER 31, 2003 BALANCES
                          ------------------------------------------- -------------------------------------------------
   CHANGE IN INTEREST                                     PERCENTAGE                          DOLLAR        PERCENTAGE
     RATES IN BASIS       ESTIMATED  DOLLAR CHANGE        CHANGE FROM                       CHANGE FROM     CHANGE FROM
       POINTS(1)           AMOUNT      FROM BASE             BASE        ESTIMATED AMOUNT      BASE            BASE
       ---------           ------      ---------             ----        ----------------      ----            ----
                                                  (DOLLARS IN THOUSANDS)
          +200            $8,058          440               5.78%        $  29,862           (2,460)         (7.61)%
          +100             7,848          230               3.02            31,212           (1,110)         (3.43)
          Base             7,618            -                  -            32,322                -              -
          -100             7,299         (319)             (4.18)           33,624            1,302           4.03

____________________________
(1) Assumes an instantaneous uniform change in interest rates. Basis point equals 0.01%.

         Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net interest income and market value of portfolio equity requires the utilization of assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the above table's presentation assumes that the composition of interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve, regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the above table provides an indication of Bridge Street Financial's interest-rate risk exposure at a particular point in time, these measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on Bridge Street Financial's net interest income and will differ from actual results.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related financial data presented herein have been prepared in conformity with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Bridge Street Financial's assets and liabilities are monetary in nature. As a result, changes in interest rates generally have a more significant impact on Bridge Street Financial's performance than does the direct effect of inflation.

RECENT ACCOUNTING PRONOUNCEMENTS



         In November 2002, the FASB issued Interpretation No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS TO OTHERS, AN INTERPRETATION OF FASB STATEMENTS NO. 5, 57 AND 107 AND A RESCISSION OF FASB INTERPRETATION NO. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company's consolidated financial statements.

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (revised), CONSOLIDATION OF VARIABLE INTEREST ENTITIES ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidated the variable interest entity ("VIE"). FIN 46R replaces FASB Interpretation No. 46 that was issued in January 2003. As a small business issuer (as defined in applicable SEC regulations), the Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied beginning January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts, and any difference between the net amount added to the balance sheet and any previously recognized interest would be recorded as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The adoption of FIN 46R is not expected to have a significant effect on the Company's consolidated financial statements.

Statement of Financial Accounting Standards No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY ("SFAS No. 150"), was issued in May 2003. This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Under SFAS No. 150, certain freestanding financial instruments that embody obligations of the issuer, and that are now classified as equity, must be classified as liabilities (or as assets in some circumstances). SFAS No. 150 also includes required disclosures for financial instruments within its scope. For SEC registrants such as the Company, SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003 and otherwise at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 for the Company). The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of SFAS No. 150.

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

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                        Consolidated Financial Statements

                     Years ended December 31, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Bridge Street Financial, Inc.:


We have audited the accompanying consolidated statements of financial condition of Bridge Street Financial, Inc. and subsidiary (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bridge Street Financial, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                    KPMG LLP


Syracuse, New York
March 1, 2004

                     STATEMENTS OF FINANCIAL CONDITION, P. 2

                         STATEMENTS OF OPERATIONS, P. 3

                    STATEMENTS OF CHANGES IN NET WORTH, P. 4

                         STATEMENTS OF CASH FLOWS, P. 5


                                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY
                                 Consolidated Statements of Financial Condition
                                           December 31, 2003 and 2002
                                       (In thousands, except share data)




  Assets                                                                                 2003           2002
  ------                                                                                 ----           ----

Cash and due from banks                                                            $   15,272         32,827
Securities available for sale, at fair value                                           50,270         39,682
Securities held to maturity (fair value $8,161)                                         8,079             --
Loans held for sale                                                                       722          1,555

Loans                                                                                 118,767        107,593
    Less: allowance for loan losses                                                     1,183          1,190
                                                                                      -------        -------

            Loans, net                                                                117,584        106,403
                                                                                      -------        -------

Federal Home Loan Bank stock                                                            1,163            810
Premises and equipment, net                                                             7,157          4,793
Accrued interest receivable                                                               810            758
Bank owned life insurance                                                               5,817          5,234
Other assets                                                                            3,778          2,861
                                                                                      -------        -------
            Total assets                                                           $  210,652        194,923
                                                                                      =======        =======

                       Liabilities and Shareholders' Equity

Liabilities:
    Deposits:
      Demand                                                                           27,588         22,768
      Savings and money market                                                         72,942         68,461
      Time                                                                             51,122         54,455
                                                                                      -------        -------
                                                                                      151,652        145,684

    Stock subscription escrow                                                              --         15,107
    Escrow deposits                                                                     1,266          1,258
    Long-term debt                                                                     23,250         13,700
    Other liabilities                                                                   3,196          2,238
                                                                                      -------        -------

            Total liabilities                                                         179,364        177,987
                                                                                      -------        -------


Shareholders' equity:
    Preferred stock, $0.01 par value, 1,000,000 and 500,000 shares authorized,
      at December 31, 2003 and 2002, no shares issued                                      --             --
    Common stock, $0.01 par value, 5,000,000 and 3,000,000  shares authorized
      2,838,160 and 2,697,947 shares issued at December 31, 2003 and  2002                 28             27
    Additional paid-in capital                                                         17,814          3,392
    Unvested restricted stock awards, 36,948 and 8,730 shares at
      December 31, 2003 and 2002                                                         (433)           (39)
    Treasury stock, at cost, 170,470 and 139,627 shares at
      December 31, 2003 and  2002                                                        (885)          (529)
    Unallocated common stock held by Employee Stock Ownership Plan (ESOP)
      52,762 and 61,005 shares at December 31, 2003 and 2002                             (166)          (197)
    Retained earnings                                                                  14,370         13,981
    Accumulated other comprehensive income                                                560            301
                                                                                      -------        -------

            Total shareholders' equity                                                 31,288         16,936
                                                                                      -------        -------

            Total liabilities and shareholders' equity                             $  210,652        194,923
                                                                                      =======        =======

    See accompanying notes to consolidated financial statements.


                                 BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY
                                      Consolidated Statements of Income
                                    Year ended December 31, 2003 and 2002
                                      (In thousands, except share data)




                                                                              2003                2002
                                                                              ----                ----
Interest income:
    Loans                                                               $    7,112               7,685
    Securities                                                               2,114               2,025
    Federal funds sold and other short-term investments                        118                  42
                                                                             -----               -----
           Total interest income                                             9,344               9,752
                                                                             -----               -----
Interest expense:
    Deposits and escrow accounts                                             2,109               2,989
    Borrowings                                                                 908                 831
                                                                             -----               -----
           Total interest expense                                            3,017               3,820
                                                                             -----               -----
           Net interest income                                               6,327               5,932

Provision for loan losses                                                      445                 412
                                                                             -----               -----
           Net interest income after provision for loan losses               5,882               5,520
                                                                             -----               -----
Noninterest income:
    Service charges                                                          2,350               2,220
    Net gains  on securities transactions                                      141                 123
    Net gains on sale of loans                                                 470                 125
    Increase in value of bank-owned life insurance                             233                 257
    Other                                                                      330                  85
                                                                             -----               -----
           Total noninterest income                                          3,524               2,810
                                                                             -----               -----
Noninterest expenses:
    Salaries and employee benefits                                           4,200               3,573
                                                                             -----               -----
    Occupancy and equipment                                                  1,233               1,024
    Data processing                                                            800                 758
    Office supplies, printing and postage                                      334                 314
    Professional fees                                                          529                 438
    Director fees                                                              157                 115
    Marketing and advertising                                                  239                 194
    Contributions                                                               75                  65
    Other                                                                      942                 587
                                                                             -----               -----
           Total noninterest expenses                                        8,509               7,068
                                                                             -----               -----
Income before income tax expense                                               897               1,262

Income tax expense                                                              66                 177

           Net income                                                   $      831               1,085
                                                                             =====               =====
Basic earnings per share                                                $     0.32                0.43
                                                                             =====               =====
Diluted earnings per share                                              $     0.31                0.42
                                                                             =====               =====


See accompanying notes to consolidated financial statements.


                                        BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY
                                 Consolidated Statements of Changes in Shareholders' Equity
                                           Years ended December 31, 2003 and 2002
                                              (In thousands, except share data)



                                                                                 Unallocated         Accumulated
                                                               Unvested            common               other
                                                   Additional restricted           stock               compre-
                                           Common   paid-in     stock    Treasury  held by   Retained  hensive
                                           stock    capital     awards    stock     ESOP     earnings   income    Total
                                           ----     ------    ------    ------   ------      ------   ------     ------

Balance at December 31, 2001            $    9      3,285       (48)     (473)    (228)     13,156      116     15,817

Purchase of treasury stock
  (6,127 shares)                            --         --        --       (56)      --          --       --        (56)

Net proceeds from the exercise of
  stock options  (5,132 shares)             --         15        --        --       --          --       --         15

Cash dividends ($0.14 per share)            --         --        --        --       --        (260)      --       (260)

Issue restricted stock ( 1,461 shares)      --         32       (32)       --       --          --       --         --

Amortization of restricted stock            --         --        41        --       --          --       --         41

Tax benefit on vested restricted stock
  and excercised stock options              --         16        --        --       --          --       --         16

Allocation of ESOP stock
  (9,588 shares)                            --         62        --        --       31          --       --         93

Stock split in the form of a
  stock dividend
  (three for one)                           18        (18)       --        --       --          --       --         --

Comprehensive income:
   Net income                               --         --        --        --       --       1,085       --      1,085

   Other comprehensive income               --         --        --        --       --          --      185        185
                                                                                                                ------
        Total comprehensive income                                                                               1,270
                                        ------     ------    ------    ------   ------      ------   ------     ------

Balance at December 31, 2002            $   27      3,392       (39)     (529)    (197)     13,981      301     16,936

Merger of Oswego County MHC pursuant to
  reorganization (1,415,250 shares)        (14)       221        --        --       --          --       --        207

Exchange of common stock pursuant
  to reorganization  (1,282,697
  shares exchanged for 1,315,977
  shares, 224 shares paid cash in lieu)     --         (2)       --        --       --          --       --         (2)

Net proceeds from stock offering
  (1,510,733 shares)                        15     13,994        --        --       --          --       --     14,009

Purchase of treasury stock
  (60,429 shares)                           --         --        --      (791)      --          --       --       (791)

Net proceeds from the exercise of
  stock options (8,918 shares)              --         35        --        --       --          --       --         35

Cash dividends ($0.16 per share)            --         --        --        --       --        (422)      --       (422)

Issue restricted stock
  ( 35,765 shares)                          --         42      (457)      435       --         (20)      --         --

Amortization of restricted stock            --         --        63        --       --          --       --         63

Tax benefit on vested restricted
  stock and excercised stock options        --         39        --        --       --          --       --         39

Allocation of ESOP stock (9,836 shares)     --         93        --        --       31          --       --        124

Comprehensive income:
   Net income                               --         --        --        --       --         831       --        831

   Other comprehensive income               --         --        --        --       --          --      259        259
                                                                                                                ------
        Total comprehensive income                                                                               1,090
                                        ------     ------    ------    ------   ------      ------   ------     ------
Balance at December 31, 2003            $   28     17,814      (433)     (885)    (166)     14,370      560     31,288
                                        ======     ======    ======    ======   ======      ======   ======     ======


See accompanying notes to consolidated financial statements.


                                      BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY
                                         Consolidated Statements of Cash Flows
                                         Year ended December 31, 2003 and 2002
                                                    (In thousands)



                                                                                          2003              2002
                                                                                        --------          --------

Cash flows from operating activities:
    Net income                                                                          $    831             1,085
    Adjustments to reconcile net income to net cash provided by operating activities:
          Depreciation                                                                       674               564
          Provision for loan losses                                                          445               412
          Net gains on securities transactions                                              (141)             (123)
          Net gains on sale of loans                                                        (470)             (125)
          Net increase in cash surrender value of life insurance                            (233)             (257)
          Net amortization of securities premiums                                            511               190
          Proceeds from sale of loans held for sale                                       59,404            36,677
          Loans originated for sale                                                      (58,101)          (38,107)
          Deferrred income tax expense (benefit)                                             318               (57)
          ESOP stock released for allocation and amortization of  restricted stock           226               150
          Change in:
            Accrued interest receivable                                                      (52)              114
            Other assets                                                                    (290)           (1,100)
            Other liabilities                                                                606               116
                                                                                        --------          --------
                   Net cash provided by (used in) operating activities                     3,728              (461)
                                                                                        --------          --------
Cash flows from investing activities:
    Proceeds from sale of securities available for sale                                    9,313             6,352
    Proceeds from maturity of and principal collected on securities available for sale    20,177             9,282
    Proceeds from maturity of and principal collected on securities held to maturity         424                --
    Purchases of securities available for sale                                           (40,654)          (14,087)
    Purchase of securities held to maturity                                               (8,505)               --
    Purchase of Federal Home Loan Bank stock                                                (353)               --
    Disbursements for loan originations net of principal collections                     (11,778)           (2,906)
    Proceeds from sale of real estate owned                                                   26                14
    Purchase of bank owned life insurance                                                   (350)             (250)
    Purchase of premises and equipment, net of disposals                                  (3,038)           (1,645)
                                                                                        --------          --------
                   Net cash used in  investing activities                                (34,738)           (3,240)
                                                                                        --------          --------
Cash flows from financing activities:
    Net increase in demand, savings and money market deposits                              8,228             8,384
    Net (decrease) increase in time deposits                                              (2,260)            8,117
    Net increase (decrease) in escrow deposits                                                 8               (83)
    Net (decrease) increase in stock subscription escrow                                 (15,107)           15,107
    Net proceeds from stock offering and reorganization                                   14,214                --
    Net decrease in short-term borrowings                                                     --              (874)
    Proceeds of long-term debt                                                            10,000                --
    Repayment of long-term debt                                                             (450)             (300)
    Net proceeds from the exercise of stock options                                           35                15
    Purchase of treasury stock                                                              (791)              (56)
    Dividends on common stock                                                               (422)             (260)
                                                                                        --------          --------
                   Net cash provided by financing activities                              13,455            30,050
                                                                                        --------          --------
Net (decrease)  increase in cash and cash equivalents                                    (17,555)           26,349

Cash and cash equivalents at beginning of year                                            32,827             6,478
                                                                                        --------          --------
Cash and cash equivalents at end of year                                                $ 15,272            32,827
                                                                                        ========          ========
Supplemental disclosure of cash flow information: Cash paid during the year for:
       Interest                                                                         $  3,003             3,818
       Income taxes                                                                          123               216
                                                                                        ========          ========
    Non-cash investing and financing activities:
       Transfer of loans to real estate owned                                                152                 8
       Minimum pension liability decrease (increase), net of tax                             383              (383)
       Adjustment of securities available for sale to fair value, net of taxes          $   (124)              568
                                                                                        ========          ========


See accompanying notes to consolidated financial statements.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002



(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Bridge Street Financial, Inc. (the "Parent Company") is the parent company of Oswego County National Bank (the "Bank") referred to together as the "Company" (the Company). The Parent Company is the successor of Oswego County Bancorp., Inc.

        The Company provides traditional community banking services for individuals and small-to-medium sized businesses through the Bank's seven branches in Oswego and Onondaga counties of New York State. The Bank is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation (FDIC).

         Oswego County Bancorp, Inc., Oswego County MHC, and Oswego County Savings Bank (the "Bank") (collectively, "Oswego County") completed a "second-step" conversion and the Bank reorganized from the two-tier mutual holding company structure to the stock holding company structure and converted to a national bank. The reorganization of the Bank to a national bank was completed on January 15, 2003. As a result of the second-step conversion, weighted average share and per share amounts have been restated giving retroactive recognition to the second-step conversion ratio of 1.02612. The second-step conversion was accounted for as a change in corporate form with no resulting change in the historical basis of the Company's assets, liabilities, and equity.

        The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. The more significant policies are described below.


        (A)     BASIS OF PRESENTATION

                The consolidated financial statements include the accounts of Bridge Street Financial, Inc. and its subsidiary, Oswego County National Bank. All inter-company accounts and transactions have been eliminated in consolidation. The Company utilizes the accrual method of accounting for financial reporting purposes. Certain items in the consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation.


        (B)     USE OF ESTIMATES

                The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for loan losses, valuation of deferred tax assets, mortgage

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




                servicing rights and obligations related to employee benefits. Actual results could differ from those estimates.

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

                Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses are recognized through a valuation allowance by charges to income.

                The Company recognizes as separate assets the rights to service mortgage loans for others, regardless of how those servicing rights were acquired. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income. Mortgage servicing rights are evaluated for impairment by comparing the asset's amortized cost to its current estimated fair value. Fair values are estimated using current market prices on servicing for sales of similar loans. In making impairment evaluations, mortgage servicing rights are stratified into

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002


                groups based on one or more of the predominant risk characteristics of the underlying loans. The Company has determined those risk characteristics to be the loan type (fixed or adjustable), loan term and interest rate. Impairment losses are recognized through a valuation allowance for each stratified group of servicing rights having a current fair value that is less than amortized cost. Adjustments to increase (decrease) the valuation allowance are charged (credited) to income.

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

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002





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

        (G)     PREMISES AND EQUIPMENT

                Land is carried at cost, and buildings, furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method over the estimated service lives of the assets. Estimated useful lives for buildings are 39 years and for furniture and equipment are 3 to 7 years.


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

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002





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

                The Company sponsors an unfunded defined benefit plan that provides postretirement medical and life insurance benefits for certain employees who retired prior to December 31, 2000. Employees are required to contribute a portion of the medical insurance premium. The Company accrued the cost of these benefits to employees and the employees' beneficiaries during the years that the employees rendered the necessary service.

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

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




                The Company accounts for stock options granted under its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations. Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, encourages entities to recognize the fair value of all stock-based awards on the date of the grant as compensation expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure of net income and earnings per share as if the fair-value-based method defined in SFAS No. 123 had been applied.

                The fair value of each option grant is estimated on the dates of grant using the Black-Scholes option-pricing model. The fair value estimated for the options granted on July 24, 2003 was based on the following assumptions: dividend yield 1.28%; expected volatility 15%; risk free interest of 5.00%; expected life of 5 years. The estimated weighted average fair value of the options granted during 2003 was $2.62 per option. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 and recognized the cost over the vesting period, the Company's net income and earnings per share would have been reduced to pro forma amounts indicated below:




                                                                                      DECEMBER 31,
                                                                                      ------------
                                                                                 2003               2002
                                                                                 ----               ----

      Net income (in thousands, except per share data)
           As reported                                                        $   831              1,085

      Add:      Stock based compensation for retricted stock,
                net of tax                                                         39                 25

      Deduct:   Total stock-based compensation expense
                determined under fair value based method
                for all awards, net of tax                                         63                 37
                                                                                -----              -----
           Pro forma                                                          $   807              1,073
                                                                                =====              =====


      Basic earnings per share:
           As reported                                                        $  0.32               0.43
           Pro forma                                                             0.31               0.42


      Diluted earnings per share:
           As reported                                                        $  0.31               0.42
           Pro forma                                                             0.30               0.41


                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002



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


                Restricted stock awards are also accounted for in accordance with APB Opinion No. 25. The fair value of the shares awarded, measured as of the grant date, is recognized as unearned compensation (a component of shareholders' equity) and amortized to compensation expense over the required service period of the employees.

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

         (N)    CASH AND CASH EQUIVALENTS

                For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold and other short-term investments with original maturities of 90 days or less.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002





        (O)     FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

                The Company's primary off-balance sheet financial instruments are commercial and residential mortgage commitments, stand-by letters of credit, unused portions of lines of credit and commitments to sell residential mortgage loans. These off-balance sheet items are shown in the Company's statement of financial condition upon funding.

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

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




(2)     SECURITIES

        The amortized cost and fair value of securities are as follows:



                                                                   DECEMBER 31, 2003
                                                                   -----------------
                                                                  GROSS           GROSS
                                                AMORTIZED      UNREALIZED      UNREALIZED
                                                  COST            GAINS          LOSSES        FAIR VALUE
                                                  ----            -----          ------        ----------

Securities available for sale:
      Debt securities;
         United States Government
           agency obligations                  $   3,481          12              16           3,477
         Municipal securities                     16,572         770              62          17,280
         Corporate securities                      3,025         237               -           3,262
         Mortgage-backed securities:
           GNMA                                    1,503           -              19           1,484
           FNMA                                   12,047          49              84          12,012
           FHLMC                                   6,453          37              86           6,404
           Private Issuers                         1,878          30               4           1,904
                                                  ------      ------          ------          ------

                 Total mortgage-
                    backed securities             21,881         116             193          21,804
                                                  ------      ------          ------          ------


                 Total debt securities            44,959       1,135             271          45,823
                                                  ------      ------          ------          ------


      Equity securities:
         Marketable securities                     4,002          70               3           4,069
         Nonmarketable equity
           securities                                378           -               -             378
                                                  ------      ------          ------          ------

                 Total equity
                    securities                     4,380          70               3           4,447
                                                  ------      ------          ------          ------

                 Total securities
                    available for sale         $  49,339       1,205             274          50,270
                                                  ======      ======          ======          ======

Securities held to maturity:
      Debt securites:
         Mortgage-backed securities
           FNMA                                $   8,079          82               -           8,161
                                                  ======      ======          ======          ======

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




                                                                      DECEMBER 31, 2002
                                                                      -----------------
                                                                    GROSS           GROSS
                                                 AMORTIZED       UNREALIZED      UNREALIZED
                                                   COST             GAINS          LOSSES        FAIR VALUE
                                                   ----             -----          ------        ----------

Securities available for sale:
      Debt securities:
         United States Government
           agency obligations                   $     800              50               -             850
         Municipal securities                      14,825             508              24          15,309
         Corporate securities                       4,243             290               5           4,528
         Mortgage-backed securities:
           GNMA                                        14               1               -              15
           FNMA                                    10,063             155              37          10,181
           FHLMC                                    4,584              58               -           4,642
                                                   ------          ------          ------          ------

                 Total mortgage-
                    backed securities              14,661             214              37          14,838
                                                   ------          ------          ------          ------


                 Total debt securities             34,529           1,062              66          35,525
                                                   ------          ------          ------          ------

      Equity securities:
         Marketable securities                      4,003             144               -           4,147
         Nonmarketable equity
           securities                                  10               -               -              10
                                                   ------          ------          ------          ------

                 Total equity
                    securities                      4,013             144               -           4,157
                                                   ------          ------          ------          ------

                 Total securities
                    available for sale          $  38,542           1,206              66          39,682
                                                   ======          ======          ======          ======

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002





        Proceeds from the sale of securities available for sale during 2003 were approximately $9,313,000 with gross gains of $141,000. Proceeds from the sale of securities available for sale during 2002 were approximately $6,352,000 with gross gains of $222,900 and gross losses of $99,800 realized on those sales.


        Securities available for sale with a fair value of approximately $5.6 million at December 31, 2003 were pledged to secure borrowings from the Federal Home Loan Bank of New York.


        The following is a tabulation of debt securities, excluding mortgage-backed securities, by contractual maturity as of December 31, 2003. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                     DECEMBER 31, 2003
                                               ------------------------------
                                                 AMORTIZED          FAIR
                                                    COST            VALUE
                                               ----------------  ------------
                                                       (in thousands)


Due in one year or less                     $                -             -
Due after one year through five years                    3,027         3,258
Due after five years through ten years                   7,252         7,516
Due after ten years                                     12,799        13,245
                                               ----------------  ------------
                                            $           23,078        24,019
                                               ================  ============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




        The following table presents the fair value and the unrealized loss on securities that were temporarily impaired as of December 31, 2003.



                                                   LESS THAN 12 MONTHS      12 MONTHS OR MORE       TOTAL
                                                  ---------------------  ----------------------  ----------------------
                                                             UNREALIZED              UNREALIZED              UNREALIZED
                                                  FAIR VALUE    LOSS      FAIR VALUE    LOSS      FAIR VALUE    LOSS
                                                  ---------  ----------  ----------  ----------  ----------  ----------

  Debt securities;
     United States Government
        agency obligations                      $    2,983          16           -           -       2,983          16
     Municipal securities                            2,053          62           -           -       2,053          62
     Federal agency mortgage backed securities      13,948         189           -           -      13,948         189
     Private issue mortgage back securities            823           4           -           -         823           4
                                                  ---------  ----------  ----------  ----------  ----------  ----------

        Total debt securities                       19,807         271           -           -      19,807         271

  Equity securities                                    499           3           -           -         499           3
                                                  ---------  ----------  ----------  ----------  ----------  ----------

        Total temporarily impaired securities   $   20,306         274           -           -      20,306         274
                                                  =========  ==========  ==========  ==========  ==========  ==========


        The temporary impairment is a result of the change in market interest rates and is not a result of the issuers' ability to repay future obligations. All of the Company's temporary impaired securities are rated investment grade. According, the Company has not recognized the temporary impairment in its consolidated results of operations.

(3)     OTHER COMPREHENSIVE INCOME

        The following summarizes the components of other comprehensive income for the years ended December 31, 2003 and 2002:

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




                                                                            DECEMBER 31,
                                                                      2003               2002
                                                                  --------------     --------------
                                                                           (in thousands)
Other comprehensive income, before tax:
     Net unrealized holding (loss) gain on securities
             arising during the year                            $           (68)             1,069
     Reclassification adjustment for securities
       gains included in net income                                        (141)              (123)
                                                                  --------------     --------------

     Net unrealized (loss) gains on securities                             (209)               946

     Change in minimum pension liability                                    638               (638)
                                                                  --------------     --------------

     Other comprehensive income before tax                                  429                308

     Income tax expense related to items
             of other comprehensive income                                 (170)              (123)

                                                                  --------------     --------------
             Other comprehensive income , net of tax            $           259                185
                                                                  ==============     ==============



(4)     LOANS

        The following is a summary of loans outstanding:




                                                       DECEMBER 31,
                                                --------------------------
                                                   2003          2002
                                                ------------  ------------

Residential mortgages and
         home equity loans                    $      60,744        62,182
Commercial mortgages                                 25,478        22,603
Commercial loans                                     19,695        13,005
Consumer loans                                       12,850         9,803
                                                ------------  ------------
         Total loans                                118,767       107,593


Allowance for loan losses                            (1,183)       (1,190)
                                                ------------  ------------

         Net loans                            $     117,584       106,403
                                                ============  ============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002



        In addition, the Company had $722,000 and $1,555,000 of mortgage loans held for sale at December 31, 2003 and 2002.

        The Company services loans for others of $93,771,000 and $48,100,000 at December 31, 2003 and 2002, respectively.

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


(5)     ALLOWANCE FOR LOAN LOSSES

        The following is a summary of changes in the allowance for loan losses:


                                               YEARS ENDED DECEMBER 31,
                                         -----------------------------------
                                              2003               2002
                                         ----------------  -----------------
                                                   (in thousands)

Balance at beginning of year          $            1,190                932
Provision for loan losses                            445                412
Loan charge-offs                                    (491)              (188)
Recoveries                                            39                 34
                                         ----------------  -----------------

Balance at end of year                $            1,183              1,190
                                         ================  =================


        The principal balance of all loans not accruing interest amounted to approximately $645,000 and $757,000 at December 31, 2003 and 2002, respectively. The forgone interest income on non-accruing loans was approximately $72,000 and $41,000 for the years ended December 31, 2003 and 2002, respectively.

        At December 31, 2003 and 2002, the Company had impaired loans of approximately $200,000 and $288,000, respectively. The impaired loans at December 31, 2003 had no reserve. The recorded investment in impaired loans at December 31, 2002 included $88,000 of loans that had related reserves of $20,000 and $200,000 of loans for which there was no reserve. The average recorded investment in impaired loans was approximately $281,000 and $304,000 for the years ended December 31, 2003 and 2002, respectively. The amount of interest income recognized on impaired loans (while such loans were considered impaired) was $12,000 for the years ended December 31, 2003 and 2002.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002



(6)     MORTGAGE SERVICING RIGHTS

        The following is a summary of changes in the net carrying value of mortgage servicing rights for the years ended December 31, 2003 and 2002:


                                                  YEAR ENDED DECEMBER 31,
                                              -----------------------------
                                                 2003               2002
                                              -------------   -------------
                                                      (in thousands)

Balance at beginning of year               $           467             147
Mortgage servicing rights for loans sold               583             353
Amortization                                          (113)            (33)
                                              -------------   -------------

Balance at end of year                     $           937             467
                                              =============   =============


        There was no valuation allowance for impaired servicing rights at December 31, 2003 and 2002. Based upon management's evaluation, the aggregate fair value of the mortgage servicing rights approximates the carrying value.

(7)     PREMISES AND EQUIPMENT

        Premises and equipment at December 31, 2003 and 2002 consist of the following:


                                                         DECEMBER 31,
                                                  --------------------------
                                                     2002          2001
                                                  ------------  ------------
                                                       (in thousands)

Land                                            $       1,518           918
Buildings and improvements                              6,386         4,244
Furniture, fixtures, and equipment                      4,214         3,919
                                                  ------------  ------------
                                                       12,118         9,081

Accumulated depreciation                               (4,962)       (4,288)
                                                  ------------  ------------

              Premises and equipment, net       $       7,156         4,793
                                                  ============  ============


        Depreciation expense was approximately $674,000 and $564,000 for the years ended December 31, 2003 and 2002, respectively.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




 (8)    TIME DEPOSITS

        Time deposit contractual maturities are summarized as follows:



                                                           DECEMBER 31,
                                                   --------------------------
                                                     2003           2002
                                                   -----------   ------------
                                                        (in thousands)

Within one year                                  $     34,756         40,301
After one year and within two years                     7,233          5,057
After two years and within three years                  3,004          4,065
After three years and within four years                 3,744          1,903
After four years and within five years                  2,385          3,129
                                                   -----------   ------------

                                                 $     51,122         54,455
                                                   ===========   ============


        Certificates of deposit of $100,000 and over were approximately $13,920,000 and $13,650,000 at December 31, 2003 and 2002, respectively.
        Deposit balances up to $100,000 are FDIC insured.



(9)     SHORT-TERM BORROWINGS


        The Company has two unused lines of credit available from the FHLB-NY under an overnight and one-month borrowing facility of approximately $10.0 million for each at December 31, 2003 and $7.7 million for each at December 31, 2002. Also, available to the Company were an overnight credit plus line of $9.0 million at December 31, 2003 and $7.0 million at December 31, 2002 from the FHLB-NY and a $5.0 million line of credit with a commercial bank at December 31, 2003 and 2002.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002





(10)    LONG-TERM DEBT

        Long-term debt is principally fixed rate callable advances from the FHLB-NY. Information on the borrowings at December 31, 2003 and 2002 is summarized as follows:



                                                     December 31, 2003
                                      ----------------------------------------------------

   Maturity date                         Amount             Rate               Call date
   -------------------------         -----------        --------         ----------------
                                                    (in thousands)
   August 11, 2004                  $      3,200           1.48%          Non-callable
   December 13, 2004                       5,000           6.00%          Quarterly
   December 21, 2004                         750           4.42%          Non-callable
   April 12, 2005                          4,000           7.15%          Non-callable
   August 11, 2005                         1,700           2.12%          Non-callable
   December 21, 2005                         750           4.97%          Non-callable
   August 11, 2006                         1,700           2.78%          Non-callable
   December 21, 2006                         750           5.31%          Non-callable
   August 13, 2007                         1,700           3.33%          Non-callable
   August 11, 2008                         1,700           3.74%          Non-callable
   June 6, 2011                            2,000           4.50%          Quarterly

                                      -----------        --------
                                    $     23,250           4.46%
                                      ==========



                                                       December 31, 2002
                                      ----------------------------------------------------
                                                       (in thousands)

   Maturity date                       Amount             Rate               Call date
   -------------------------          -----------        --------         ----------------
   December 22, 2003                $        450           3.63%          Non-callable
   December 13, 2004                       5,000           6.00%          Quarterly
   December 21, 2004                         750           4.42%          Non-callable
   December 21, 2005                         750           4.97%          Non-callable
   April 12, 2005                          4,000           7.15%          Non-callable
   December 21, 2006                         750           5.31%          Non-callable
   June 6, 2011                            2,000           4.50%          Quarterly

                                      -----------        --------
                                    $     13,700           5.86%
                                      ===========

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




        Federal Home Loan Bank advances are collateralized by FHLB-NY stock owned by the Company and mortgage-backed securities with a fair value of approximately $6.8 million at December 31, 2003 and $6.4 million at December 31, 2002. In addition, the advances are collateralized by a blanket lien on the Company's 1-4 family mortgage loans.



(11)    INCOME TAXES


        Income tax expense (benefit) attributable to income before income taxes consisted of the following:






                                                 CURRENT                   DEFERRED                     TOTAL
                                                 -------                   --------                     -----
                                                                      (in thousands)
           Year ended December 31, 2003:
                  Federal                        $ (295)                     310                        15
                  State                              43                        8                        51
                                                 ------                      ------                    ------

                        Total                    $ (252)                     318                        66
                                                 ======                      ======                    ======

           Year ended December 31, 2002:
                  Federal                        $  179                      (84)                       95
                  State                              55                       27                        82
                                                 ------                      ------                    ------

                        Total                    $  234                      (57)                      177
                                                 ======                      ======                    ======


                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002


        Actual income tax expense attributable to income before income taxes differed from the amounts computed by applying the Federal statutory income tax rate to pre-tax income as follows:




                                                                         YEARS ENDED DECEMBER 31,
                                                                      -------------------------------
                                                                          2003             2002
                                                                      --------------   --------------
                                                                              (in thousands)

Federal income tax expense
     at statutory rate                                              $           305              429

Increase (decrease) resulting from:
     Tax-exempt income on securities                                           (280)            (237)
     State taxes, net of Federal income
          tax effect                                                             33               55

     Income from bank-owned life insurance                                      (79)             (87)
     Valuation allowance on charitable contribution carryover                    51                -
     Other, net                                                                  36               17
                                                                      --------------   --------------

Actual income tax expense                                           $            66              177
                                                                      ==============   ==============

Effective tax rate                                                             7.4%            14.0%
                                                                      ==============   ==============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002


        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:




                                                                                  DECEMBER 31,
                                                                          ---------------------------
                                                                              2003          2002
                                                                          -------------  ------------
                                                                                 (in thousands)

Deferred tax assets:
      Allowance for loan losses                                         $          462           464
      Postretirement benefit                                                       256           243
      Deferred compensation                                                        450           351
      Charitable contribution carryover                                            102            72
      AMT crefit carryforward                                                      140           132
      Minimum pension liability                                                      -           141
      Restricted stock plan                                                         20            13
      Mortgage recording tax credit carryforward                                    19             -
                                                                          -------------  ------------

             Total gross deferred tax assets                                     1,449         1,416
                                                                          -------------  ------------

Valuation allowance on
      charitable contributions carryforward                                        (59)            -

                                                                          -------------  ------------
             Deferred tax assets, net of valuation allowance                     1,390         1,416
                                                                          -------------  ------------

Deferred tax liabilities:
      Excess tax bad debt reserve over base year                                   141           164
      Depreciation                                                                 273           216
      Prepaid pension asset                                                        270             -
      Mortgage servicing rights                                                    365           182
      Net unrealized gain on securities available for sale                         371           456
      Deferred loan fees                                                           113            70
      Other                                                                         17             4
                                                                          -------------  ------------

             Total gross deferred tax liabilities                                1,550         1,092
                                                                          -------------  ------------


Net deferred tax assets, included in other assets                       $         (160)          324
                                                                          =============  ============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




        In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $1,107,000 at December 31, 2003, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under current tax law, events that would result in taxation of these reserves include redemptions of the Bank's stock, certain excess distributions to the Parent Company or failure by the institution to qualify as a bank for Federal income tax purposes. The unrecognized deferred tax liability at December 31, 2003 with respect to the base-year reserves was approximately $430,000.

        Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the loss carryback period. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that a valuation allowance of $59,000 was necessary at December 31, 2003 to provide for charitable contribution carryforward that will most likely expire unused. A valuation allowance was not assessed as being necessary at December 31, 2002.


(12)    EARNINGS PER SHARE

        The following table sets forth certain information regarding the calculation of basic and diluted earnings per share for the years ended December 31, 2003 and 2002. Unallocated ESOP shares are not considered outstanding for earnings per share computations. The ESOP shares become outstanding for earnings per share computations when they are released for allocation.



                                                                    YEAR ENDED DECEMBER 31
                                       --------------------------------------------------------------------------------
                                                         2003                                    2002
                                       --------------------------------------    --------------------------------------
                                                       WEIGHTED                                 WEIGHTED

                                       NET INCOME       SHARES        AMOUNT     NET INCOME      SHARES         AMOUNT
                                       -----------   ----------     ---------    -----------  -----------    ----------
                                                               (In thousands, except share data)
Basic earnings per share             $        831    2,598,977   $      0.32          1,085    2,542,067   $      0.43
      Dilutive effect of potential
          Stock options                                 62,586                                    59,219
          Restricted stock awards                        3,196                                     4,203
                                       -----------   ----------     ---------    -----------  -----------    ----------

Diluted earnings per share           $        831    2,664,759   $      0.31          1,085    2,605,489   $      0.42
                                       ===========   ==========     =========    ===========  ===========    ==========

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




(13)    BENEFIT PLANS

        PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

        The following table sets forth the defined benefit pension plan's and the other postretirement benefit plan's change in benefit obligation, change in fair value of plan assets, and the funded status for the years ended December 31, 2003 and 2002, using the most recent actuarial data measured at October 1, 2003 and 2002 for the defined benefit pension plan and at December 31, 2003 and 2002 for the postretirement benefit plan:

                                                           PENSION BENEFITS                   POSTRETIREMENT BENEFITS
                                                           ----------------                   -----------------------
                                                        2003              2002               2003              2002
                                                        ----              ----               ----              ----
                                                                              (in thousands)
 Change in benefit obligation:
     Benefit obligation at beginning of year             $ 3,760            3,408                727              657
     Service cost                                            176              139                 --               --
     Interest cost                                           252              239                 47               46
     Amendments                                               --                9                (27)              --
     Actuarial loss                                          278              158                 30               49
     Benefits paid                                          (181)            (193)               (26)             (25)
                                                         -------          -------            -------          -------
             Benefit obligation at end of year             4,285            3,760                751              727
                                                         -------          -------            -------          -------

 Change in plan assets:
     Fair value of plan assets at beginning of year        2,885            3,486                 --               --
     Actual return on plan assets                            346             (408)                --               --
     Employer contributions                                  726               --                 26               25
     Benefits paid                                          (181)            (193)               (26)             (25)
                                                         -------          -------            -------          -------
             Fair  value of plan  assets  at end of
             year                                          3,776            2,885                 --               --
                                                         -------          -------            -------          -------

 Funded status (deficit)                                    (509)            (875)              (751)            (727)
 Unamortized net  obligation at transition                    --               --                115              126
 Unamortized   net  loss   (gain)   subsequent   to
 transition                                                1,289            1,161                (20)             (24)
 Additional minimum liability                                  -             (638)                 -               --
                                                         -------          -------            -------          -------
         Prepaid (accrued) benefit cost                  $   780             (352)              (656)            (625)
                                                         =======          =======            =======          =======




        The accumulated benefit obligation at December 31, 2003 and 2002 was $3,702,344 and $3,236,664, respectively.

        During 2003, the Company contributed $726,000 to the defined benefit pension plan. For the Fiscal Year ending December 31, 2004, the Bank expects to contribute approximately $250,000 to the Plan.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




        Net periodic pension cost consists of the following components for the years ended December 31, 2003 and 2002:


                                                                           2003                      2002
                                                                           ----                      ----
                                                                             (dollars in thousands)
             Service cost                                               $   176                       139
             Interest cost on projected benefit obligation                  252                       239
             Expected return on plan assets                                (267)                     (311)
             Amortization of unrecognized loss                               71                         -
                                                                           ----                      ----
             Net periodic pension cost                                  $   232                        67
                                                                           ====                      ====


        The principal actuarial assumptions used in determining the projected benefit obligation as of December 31, 2003 and 2002 were as follows:



                                                                        2003                         2002
                                                                        ----                         ----

        Discount rate                                                   6.25%                        6.75%

        Assumed rate of future compensation increases                   3.5%                         4.0%


        The principal actuarial assumptions used in determining the net periodic benefit cost for the years ended December 31, 2003 and 2002 were as follows:



                                                                         2003                        2002
                                                                         ----                        ----

        Discount rate                                                   6.75%                        7.25%

        Expected long-term rate of return on assets                     9.00%                        9.00%

        Assumed rate of future compensation increases                   4.0%                         4.5%


        Plan assets are invested in six diversified investment funds of the RSI Retirement Trust (the "Trust"), a no load series open-ended mutual fund. In addition, a small portion of the assets (less than 1%) is invested in RS Group common stock. The investment funds include four equity mutual funds and two bond mutual funds, each with its own investment objectives, investment strategies and risks, as detailed in the Trust's prospectus. The Trust has been given discretion by the Plan Sponsor to determine the appropriate strategic asset allocation versus plan liabilities, as governed by the Trust's Statement of Investment Objectives and Guidelines (the "Guidelines").

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




        The long-term investment objective is to be invested 65% in equity securities (equity mutual funds) and 35% in debt securities (bond mutual funds). If the plan is underfunded under the Guidelines, the bond fund portion will be temporarily increased to 50% in order to lessen asset value volatility. When the plan is no longer underfunded, the bond fund portion will be decreased back to 35%. Asset rebalancing is performed at least annually, with interim adjustments made when the investment mix varies more than 5% from the target (i.e., a 10% target range).



        The investment goal is to achieve investment results that will contribute to the proper funding of the pension plan by exceeding the rate of inflation over the long-term. In addition, investment managers for the Trust are expected to provide above average performance when compared to their peer managers. Performance volatility is also monitored. Risk/volatility is further managed by the distinct investment objectives of each of the Trust funds and the diversification within each fund.


        The Bank's pension plan weighted-average asset allocations at October 1, 2003, and 2002, by asset category are as follows:


                                                 PLAN ASSETS AT            PLAN ASSETS AT
        ASSET CATEGORY                            OCTOBER 1, 2003          OCTOBER 1, 2002
        --------------                            ---------------          ---------------
        Equity securities                              67%                      62%
        Debt Securities (Bond Mutual Funds)            33%                      38%
        Real Estate                                     0%                       0%
        Other                                           0%                       0%
                                                      ---                      ---

        Total                                         100%                     100%
                                                      ===                      ===



        The long-term rate-of-return-on-assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan's target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 5-9% and 2-6%, respectively. The long-term inflation rate was estimated to be 3%. When these overall return expectations are applied to the plan's target allocation, the expected rate of return is determined to be 9.0% which is roughly the midpoint of the range of expected return.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002



        The postretirement plan was amended as of December 31, 2000 to exclude all active employees from receiving future benefits under the plan.

        Net periodic postretirement benefit cost for the years ended December 31, 2003 and 2002 included the following components:

                                                                2003                      2002
                                                                ----                      ----
                                                                      (in thousands)


             Interest cost on accumulated benefit
                 obligation                                   $ 47                        46
             Amortization of transition obligation              11                        10
                                                                ----                      ----


             Net periodic postretirement benefit cost         $ 58                        56
                                                                ====                      ====




        The principal actuarial assumptions used in determining the projected benefit obligation as of December 31, 2003 and 2002 were as follows:



                                                                2003                      2002
                                                                ----                      ----
        Discount rate                                           6.25%                     6.50%
                                                                ====                      ====


        The principal actuarial assumptions used in determining the net periodic benefit costs for the years ended December 31, 2003 and 2002 were as follows:



                                                                2003                      2002
                                                                ----                      ----

        Discount rate                                           6.50%                    7.00%



        The principal actuarial assumptions used in determining health care cost trend rates at December 31, 2003 and 2002 were as follows:


                                                                        2003                      2002
                                                                        ----                      ----

        Health care cost trends rate assumed for next year              8.00%                     8.00%

        Rate to which the cost trend rate is assumed to decline         4.00%                     4.00%

        Year that the rate reaches the ultimate rate                    2011                      2011

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002



        The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at December 31, 2003 by approximately $41,000, and the net periodic postretirement benefit cost by approximately $3,000 for the year then ended.

        On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003. In accordance with FASB Staff Position No. 106-1, the Company has elected to defer recognition of this Act at this time. The APBO and net periodic postretirement benefit cost, do not reflect the effect of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy is pending and guidance, when issued, could require a change to previously reported information.




        OTHER BENEFIT PLANS

        The Company has a nonqualified deferred compensation plan for directors, under which participants may elect to defer all or part of their annual director fees. The plan provides that deferred fees are to be invested in mutual funds, as selected by the individual directors. At December 31, 2003 and 2002, deferred director fees included in other liabilities aggregated approximately $604,000 and $400,000, respectively.

        The Company has a supplemental retirement plan for directors, providing for extended compensation after retirement. The plan was funded with life insurance policies on the participants, with the Company as owner and beneficiary of the policies. Cash surrender value of these policies approximated $5,817,000 and $5,234,000 at December 31, 2003 and 2002. At
        December 31, 2003 and 2002, other liabilities include approximately $415,000 and $279,000, respectively, accrued under the retirement plan.

        The Company sponsors a defined contribution profit sharing 401(k) plan covering substantially all employees. The Company matches certain percentages of each eligible employee's contribution to the plan. Expense for the plan amounted to approximately $54,000 for the years ended December 31, 2003 and 2002.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002



(14)    EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

        The Company established an ESOP in conjunction with its initial public offering to provide substantially all employees of the Company the opportunity to also become shareholders. The ESOP borrowed approximately $259,000 from the Company and used the funds to purchase 79,380 shares of the common stock of the Company in July 1999. An additional 16,500 shares were purchased using loan proceeds in 2000. The loans will be repaid from the Company's discretionary contributions to the ESOP over a period of approximately ten years. At December 31, 2003 and 2002, the loans had an outstanding balance of approximately $191,000 and $218,000, respectively, and an interest rate of 8.5%. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Shares released from the suspense account are allocated among participants at the end of the plan year on the basis of relative compensation in the year of allocation.

        On January 3, 2003, the ESOP shares were increased by 2,503 shares as a result of applying the conversion ratio of 1.02612 from the second-step conversion.

        Unallocated ESOP shares are pledged as collateral on the loan and are reported as a reduction of shareholders' equity. The Company reports compensation expense equal to the average market price of the shares to be released from collateral at the end of the plan year. The Company recorded approximately $124,000 and $93,000 of compensation expense related to the ESOP for the years ended December 31, 2003 and 2002, respectively.



                The ESOP shares as of December 31, 2003 were as follows:
                                    Allocated shares                                            45,621
                                    Unallocated shares                                          52,762
                                                                                                ------

                                               Total ESOP shares                                98,383
                                                                                                ======

                                    Market value of unallocated shares at
                                          December 31,  2003 (in thousands)                  $   1,447
                                                                                                ======


                The ESOP shares as of December 31, 2002 were as follows:
                                    Allocated shares                                            34,875
                                    Unallocated shares                                          61,005
                                                                                                ------

                                               Total ESOP shares                                95,880
                                                                                                ======

                                    Market value of unallocated shares at
                                          December 31, 2002 (in thousands)                   $     619
                                                                                                ======

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002



(15)    STOCK OPTION AND RESTRICTED STOCK PLANS

        In April 2000 and June 2003, the Company adopted stock option plans (the "2000 Plan" and the "2003 Plan", respectively). At December 31, 2003, there were 101,421 and 151,073 shares of the Company's common stock reserved for issuance under the 2000 Plan and the 2003 Plan, respectively. Under the terms of the stock option plan, options are granted to directors and key employees to purchase shares of the Company's common stock at a price equal to the fair market value of the common stock on the date of the grant. Options granted vest over five years and expire ten years from the date of the grant. At December 31, 2003, there were 23,677 and 55,487 shares available for grant under the 2000 Plan and the 2003 Plan, respectively.

        The following table presents the combined stock option activity for all option plans during the periods indicated:

                                                                            OPTIONS                WEIGHTED OPTION
                                                                        OUTSTANDING                PRICE PER SHARE
                                                                        -----------                ---------------
        Outstanding at December 31, 2001                                     94,731                         $ 3.01
           Granted                                                            3,083                          10.75
           Exercised                                                        (5,132)                           2.96
           Forfeited                                                        (7,193)                           2.96
                                                                            ------                            ----
        Outstanding at December 31, 2002                                     85,489                         $ 3.29
           Conversion adjustment                                              2,230                           3.29
           Granted                                                           97,694                          12.46
           Exercised                                                        (8,918)                           3.88
           Forfeited                                                        (3,165)                           2.96
                                                                            ------                            ----
        Outstanding at December 31, 2003                                    173,330                         $ 7.05
                                                                            ======                            ====

        The following summarizes outstanding and exercisable options at December
        31, 2003:



                                      Options Outstanding                                     Options Exercisable

      Range of              Number              Weighted          Weighted                Number       Weighted
      Exercise            Outstanding            Average           Average              Exercisable    Average
      Prices                                    Remaining         Exercise                             Exercise
                                               Contractual          Price                              Price
                                                  Life
      $2.96-$3.58           73,530                 6.7            $ 3.02                  37,401             $3.04
      $10.69-$12.50         99,800                 9.5            $12.43                       0                 0
                           ---------------------------------------------------------------------------------------
                           173,330                 8.3             $7.05                  37,401             $3.04
                           =======================================================================================


        In April 2000, the Company established a restricted stock plan ("stock plan") and, in June 2003, the Company established a recognition and retention plan("recognition plan"). At December 31, 2003, there were 36,894 and 60,429 shares reserved for grants under the stock plan and recognition plan,

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002



        respectively. Under the terms of the stock plan, shares awarded to directors vest at a rate of 20% per year and shares awarded to key employees vest after one year from the date of grant. Under the terms of the recognition plan, shares vest at a rate of 20% per year. During the years ended December 31, 2003 and 2002, The Company granted 33,233 and 2,108 shares, respectively. At December 31, 2003, there were 39,220 additional shares available under these plans. The Company recognized compensation expense for the stock plan and recognition plan of $64,000 and $41,000 in the years ended December 31, 2003 and 2002, respectively.



(16)    SHAREHOLDERS' EQUITY AND REGULATORY MATTERS

        The Parent Company's ability to pay dividends is part dependent upon the ability of the Bank to pay dividends. The payment of dividends by the Bank is subject to continued compliance with minimum regulatory capital requirements. In addition, regulatory approval is generally required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years.

        The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under Quantitative measures established by regulation to ensure capital adequacy require the Bank and the Company (consolidated) to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets , and Tier I capital to average assets (each as defined in the regulations). Management believes that, as of December 31, 2003 and 2002, the Bank and the Company met all capital adequacy requirements to which they were subject.

        As of December 31, 2003 and December 31, 2002, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002


        The Bank and consolidated Company's regulatory capital amounts and ratios are presented in the following table:



                                                                                           REQUIRED RATIOS
                                                          ACTUAL                           ---------------
                                                    REGULATORY CAPITAL                MINIMUM          CLASSIFICATION
                                                    ------------------                CAPITAL              AS WELL
                                                AMOUNT              RATIO            ADEQUACY            CAPITALIZED
                                                ------              -----            --------            -----------
                                                  (dollars in thousands)
        As of December 31, 2003:
        BANK
        ----
             Total Capital
                 (to risk weighted assets)    $    24,401           19.1%               8.0%                 10.0%
             Tier I Capital
                 (to risk weighted assets)         23,218           18.2                4.0                   6.0
             Tier I Capital
                 (to average assets)               23,218           11.5                4.0                   5.0
        CONSOLIDATED
        ------------
             Total Capital
                 (to risk weighted assets)         31,596           24.9                8.0                  10.0
             Tier I Capital
                 (to risk weighted assets)         30,413           24.0                4.0                   6.0
             Tier I Capital
                 (to average assets)               30,413           15.2                4.0                   5.0


        As of December 31, 2002:
        BANK
        ----
             Total Capital
                 (to risk weighted assets)    $    16,503           13.8%               8.0%                 10.0%
             Tier I Capital
                 (to risk weighted assets)         15,313           12.8                4.0                   6.0
             Tier I Capital
                 (to average assets)               15,313            8.9                4.0                   5.0
        CONSOLIDATED
        ------------
             Total Capital
                 (to risk weighted assets)         17,507           14.6                8.0                  10.0
             Tier I Capital
                 (to risk weighted assets)         16,317           13.6                4.0                   6.0
             Tier I Capital
                 (to average assets)               16,317            9.5                4.0                   5.0





        In order to grant a priority to eligible depositors, the Bank established a liquidation account at the time of conversion in an amount equal to its total net worth at June 30, 1999. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account. The total

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002


        amount of the liquidation account will be decreased (as balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the shareholders and no shares may be repurchased by the Company if such actions would reduce the Bank's shareholders' equity below the amount required for the liquidation account. At December 31, 2003, the amount remaining in the liquidation account was approximately $2.9 million.


(17)    COMMITMENTS AND CONTINGENCIES

        The Company is a party to certain financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused line of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements.

        The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since not all of the commitments are expected to be funded, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, required by the Company upon the extension of credit is based on management's credit evaluation of the customer. Mortgage and other loan commitments outstanding at December 31, 2003 and 2002 with fixed interest rates amounted to approximately $2.0 million and $6.5 million, respectively and had interest rates ranging from 5.125% to 6.375% at December 31, 2003, and 5.4% to 6.5% at December 31,
        2002. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Mortgage and other loan commitments outstanding at December 31, 2003 and 2002 with variable interest rates amounted to approximately $23.6 million and $8.1 million, respectively. Variable rate loans float prior to closing.

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

        Standby letters of credit are conditional commitments issued by the Company to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Since a portion of these instruments will expire unused, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002


        creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance-sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Outstanding commitments on standby letters of credit at December 31, 2003 and 2002 amounted to approximately $1.1 million and $1.4 million, respectively. The fair value of the Company's standby letters of credit at December 31, 2003 and 2002 was insignificant.

        The Company generally enters into rate lock agreements at the time that residential mortgage loan applications are taken. These rate lock agreements fix the interest rate at which the loan, if ultimately made, will be originated. Such agreements may exist with borrowers with whom commitments to extend loans have been made, as well as with individuals who have not yet received a commitment. The Company makes its determination of whether or not to identify a loan as held for sale at the time rate lock agreements are entered into. Accordingly, the Company is exposed to interest rate risk to the extent that a rate lock agreement is associated with a loan application or a loan commitment which is intended to be held for sale, as well as with respect to loans held for sale.

        In order to reduce the interest rate risk associated with the portfolio of conventional mortgage loans held for sale, as well as outstanding loan commitments and uncommitted loan applications with rate lock agreements which are intended to be held for sale, the Company enters into mandatory forward sales commitments to sell loans in the secondary market to unrelated investors. At December 31, 2003 and 2002, the Company had mandatory commitments to sell conventional fixed rate mortgage loans at set prices amounting to approximately $2.9 million and $7.8 million, respectively.

        The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $2.5 million at December 31, 2003 and 2002.


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

        The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:


        (A)     SHORT-TERM FINANCIAL INSTRUMENTS

                For short-term instruments that are available on demand or that generally mature in ninety days

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002


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


                The estimated fair values of the Company's financial instruments as of December 31, 2003 and 2002 are as follows:

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002




                                                           DECEMBER 31,
                                       ---------------------------------------------------------
                                                  2003                          2002
                                       --------------------------    ---------------------------
                                        CARRYING        FAIR          CARRYING         FAIR
(in thousands)                           AMOUNT         VALUE          AMOUNT          VALUE
                                       ------------  ------------    ------------   ------------
                                                            (in thousands)
Financial assets:
     Cash and cash equivalents       $      15,272        15,272          32,827         32,827
     Accrued interest receivable               810           810             758            758
     Securities                             58,349        58,431          39,682         39,682
     Loans held for sale                       722           722           1,555          1,555
     Net loans                             117,584       119,147         106,403        107,446
     Mortgage servicing rights                 937           937             467            467
Financial liabilities:
     Demand, savings and money
       market deposits                     100,530       100,530          91,229         91,229
     Time deposits                          51,122        51,584          54,455         53,560
     Stock subscription escrow                   -             -          15,107         15,107
     Escrow deposits                         1,266         1,266           1,258          1,258
     Long-term debt                         23,250        23,836          13,700         14,678




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

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002


(19)    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

        The following represents the Parent Company's statements of financial condition as of December 31, 2003 and 2002 and its statements of income and statements of cash flows for the years ended December 31, 2003 and 2002.


                                  STATEMENTS OF FINANCIAL CONDITION
                                     (in thousands)

                                                                     December 31,
                                                                2003           2002
                                                             ------------  -------------

Assets
Cash and cash equivalents                                 $        7,726            775
Loan receivable from ESOP                                            191            218
Investment in subsidiary                                          24,093         15,930
Other assets                                                       1,271             39
                                                             ------------  -------------
         Total assets
                                                          $       33,281         16,962
                                                             ============  =============

Liabilities and Shareholders' Equity
Liabilities:
Payable to subsidiary                                     $        1,934             26
Other liabilites                                                      59              -
Total shareholders' equity                                        31,288         16,936
                                                             ------------  -------------

         Total liabilities and shareholders' equity       $       33,281         16,962
                                                             ============  =============


                                                                    (continued)

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002






(18)  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)


                                 STATEMENT OF INCOME
                                   ( in thousands)


                                                                Years Ended December 31,
                                                             -------------------------------
                                                                  2003            2002
                                                             ---------------  --------------

Interest and dividend income:
         Interest income                                   $             91              33
         Dividend income                                                  0             260
                                                             ---------------  --------------

              Total interest and dividend income                         91             293

Non-interest expenses:
         Other non-interest expenses                                    386              81
                                                             ---------------  --------------

              Total non-interest expenses                               386              81
                                                             ---------------  --------------


Income (loss) before income tax benefit
  and equity in income of subsidiary                                   (295)            212

Income tax benefit                                                       21              19
                                                             ---------------  --------------

Income (loss) before equity in income
              of subsidiary                                            (274)            231

Undistributed equity in income of subsidiary                          1,105             854
                                                             ---------------  --------------


Net income                                                 $            831           1,085
                                                             ===============  ==============


                                                                                 (continued)


                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years Ended December 31, 2003 and 2002


 (18) CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)




                                     STATEMENT OF CASH FLOW
                                        (in thousands)


                                                                                December 31,
                                                                           2003             2002
                                                                       --------------   --------------
Cash flow from operating activities:
      Net income                                                     $           831            1,085
      Adjustments to reconcile net income to net
          cash provided by operating activities:
              Undistributed equity in net income
                 of subsidiary                                                (1,105)            (854)
              ESOP stock release for allocation and
                 amortization of restricted stock awards                         226              150
              Net increase in other assets                                    (1,232)             (20)
              Net increase in other liabilities                                   59                -
              Net increase (decrease) in intercompany                          1,908              (96)

                      Net cash provided by
                          operating activities                                   687              265
                                                                       --------------   --------------


Cash flows from investment activities:
      Principal payment on loan receivable from ESOP                              27               26
                                                                       --------------   --------------

                      Net cash provided by
                          investing activities                                    27               26
                                                                       --------------   --------------


Cash flow from financing activities:
      Net proceeds from stock offering and reorganization                      7,415                -
      Net proceeds from the exercise of stock options                             35               15
      Dividends on common stock                                                 (422)            (260)
      Purchase of treasury stock                                                (791)             (56)
                                                                       --------------   --------------
                      Net cash provided by (used in)
                          financing activities                                 6,237             (301)

                      Net increase (decrease) in cash and cash
                          equivalents                                          6,951              (10)

Cash and cash equivalents at beginning of year                                   775              785
                                                                       --------------   --------------

Cash and cash equivalents at end of year                             $         7,726              775
                                                                       ==============   ==============