Form 10-K, Exhibit 13
period 2004-12-31
BRIDGE STREET FINANCIAL INC
filed 2005-03-31
CIK 1182555

MESSAGE TO SHAREHOLDERS

The building at 44 East Bridge Street in Oswego that had served as the headquarters for the Bank since 1895 was closed and sold in June of 2004. The retail branch at that location was closed and customers in Oswego are now served at two locations instead of three. Those two locations are at 30 West Utica Street and in the P&C Supermarket on Route 104 East. The Bank has recently acquired a location at 161 Route 104 East and plans to build a full service branch facility and move the P&C Supermarket branch to that new facility in late 2005 or early 2006. That change will provide two very convenient full service locations in the City of Oswego offering customer parking, multiple drive through lanes, drive through ATMs and walk up lobby ATMs. The West Utica Street branch received considerable renovations in 2004 to accommodate safe deposit services and additional customer traffic in anticipation of 44 East Bridge Street branch.

The administrative operations of the Company and the Bank were moved to the first week of June in 2004 to a newly renovated facility at 300 Route 104 East in Oswego. The facility is highly secure allowing us to more easily comply with for the privacy of customer information as there is no branch banking facility at this location. The building was designed to operate very efficiently in handling administrative and operational functions and added greatly needed space to accommodate the considerable recent growth of the Company. The building is located on seven acres of property which can accommodate building to match growth of the Company over time.

The Company's oldest branch location in Pulaski also received some renovations in 2004 with a new drive through ATM installed and a remodeled and extended drive through canopy added. The heating and air conditioning systems for the branch were also updated in the process to provide for more efficient operation.

Investment services were introduced in 2004 to give customers an alternative to traditional bank deposit products. The Company partnered with UVEST to provide a complete array of investment products, life insurance products and financial planning services. Whether a customer needs to buy or sell stocks, establish a retirement plan or save for their children's education, we can assist them.

A goal of the Company's strategic plan has been to enhance our income stream with non interest income sources. Investment services were one of the elements of that strategy and the other was to provide a full compliment of insurance services. During 2004 the Company started a search for a full service insurance agency and began negotiations with the Ladd's Agency, Inc. which culminated with the acquisition of that agency on March 4th of 2005. We are pleased to welcome the Ladd's Agency as a subsidiary of Bridge Street Financial and look forward to working with them to provide one-stop financial service products shopping for our growing customer base in Oswego and Onondaga Counties.

The year 2004 showed significant progress in earnings improvement as marked by the 33% increase in net income for the year over 2003 results, Earnings improved through cost containment and revenue enhancements which were areas of significant concentration during 2004. We consider our 2004 accomplishments in these areas as essential for future earnings performance improvement.

It was a strong year in loan growth for the Company as evidenced by the 13.29% increase in loans. We believe this indicates an improving economy in the region and validates our success in being recognized as a trusted source for providing quality financial advice and service. We expect this momentum to carry forward in 2005 and anticipate another strong year of loan growth for the Company.

Our progress in all areas in 2004 was rewarding and we are excited about the continuation of this momentum in 2005. Our confidence in 2005 results was reflected by a 40% increase in the quarterly dividend that the Board of Directors declared at the January 20, 2005 regular meeting.

We thank you for your support as a shareholder and we want to assure you that the Board of Directors and management are focused on the continuous improvement of the Company.

/s/ Deborah F. Stanley                                      /s/ Gregory J. Kreis
----------------------                                      --------------------
Deborah F. Stanley                                          Gregory J. Kreis
CHAIR                                                       PRESIDENT & CEO

COMMUNITY COMMITMENT

OCNB continued its commitment to giving back to the community in 2004. From Harborfest to Relay for Life, from the Boy Scouts and Girl Scouts to the Fulton Memorial Day Parade, OCNB continues to contribute to make its communities a better place to live and work.

As a member of your financial family, OCNB continues to improve not only the quality of life for its customers, but OCNB also provides continued support to its communities. employees participate in various community activities, such as the American Cancer Society's Relay for Life, Harborfest, American Red Cross, United Way, Greater Oswego Chamber of Commerce, Operation Oswego County, Industries for the Blind of New York State, several youth programs, as well as volunteering at local hospitals. The Bank and the Charitable Foundation made contributions for 2004 of $107,705.

Among the many charitable organizations that OCNB and its employees strongly support is Relay for Life. The OCNB Relay for Life team has been the corporate innovator for since its beginning in 1998 with employees, raising a total of $12,368.75 in 2004.

Throughout 2004, the Oswego County Charitable Foundation through OCNB County Hospice, American Cancer Society, United Way, CNY Children's Hospital, Oswego Public Library, Salmon River Festival, Lobsterfest, Children's Board, Pulaski Health Center and many more. In celebration of Brewerton's one year anniversary, OCNB donated fifty dollars to University Hospital's fund for a new Children's Hospital, for every new loan or deposit account opened in any of the three Onondaga county branches. Similar to 2003, instead of sending holiday cards, OCNB donated $2,500 to local food banks in both Onondaga and Oswego.

Recognized for its continued support throughout the Bank's service territory, OCNB received the `Community Investor' award presented by the Greater Oswego Chamber of Commerce. OCNB was also recognized in 2004 by the Syracuse Chamber of Commerce as an Economic Champion.

Employees feel committed to OCNB's customers and our communities and an extra level of service. This commitment is combined with a genuine interest in helping, which truly sets us apart from other banks. OCNB is a member of your financial family.

"Bankers like to talk about how complicated our industry has become, at OCNB we understand that our business has not changed, it always did and still does start with our customers."

                                                         Ron Tascarella
                                                         Senior Vice President

"Not only does OCNB care about its customers, but we care about our local communities. One of the many ways we show our support is through volunteerism and donations to charitable organization."

                                                         Mary E. Lilly,
                                                         Senior Vice President

"I am proud of OCNB's involvement in our local community. Their support of the Oswego Hospital and Children's Hospital campaigns as well as ongoing support of local organizations such as Hospice and Scouting shows that they care about and want to invest in our community. Couple that with being locally owned and managed and it makes for a great company to work for."

                                                         Judy Percy,
                                                         Senior Vice President

"OCNB is special to me because of the teamwork of our associates who take pride in meeting the needs of our customers with quality products and service combined with OCNB's heritage of community involvement."

                                                         Eugene Sunderhaft
                                                         Senior Vice President

"OCNB is the best bank because we all contribute to creating a relationship of trust with our customers. Each customer is respected and their individual needs addressed with our variety of products and services. OCNB works hard to retain the trust of its customers because we know our customers deserve nothing but the best!"

                                                         Renae Keefe,
                                                         Teller

Management's Discussion and Analysis


OVERVIEW

         Bridge Street Financial is a community-oriented financial institution which provides traditional banking services for individuals, small-to-medium size businesses and municipalities through its wholly owned subsidiary Oswego County National Bank. The Company operates seven branches in Oswego and Onondaga counties of New York State.

         During 2004, the Company achieved significant earnings improvement which was generated primarily from increased net interest income and containment of operating costs. For the year ended December 31, 2004, net income increased 33.4%, net interest income increased 9.7% and operating expenses were contained to an increase of 1.2%. Additionally, during 2004, the Company sold its former administrative office and moved into a new headquarters facility.

         Bridge Street Financial increased total assets by $8.2 million or 3.9% to $218.9 million for the year ended December 31, 2004. The increase in total assets was primarily due to increases in loans, which were funded by increased deposits and borrowings, along with the utilization of available cash. For the year ended December 31, 2004 net loans increased $15.6 million or 13.3%, investments in total securities decreased by $2.3 million, cash decreased by $7.3 million, deposits increased by $1.6 million and borrowing increased $6.5 million.

         Bridge Street Financial's net income was $1,109,000 for the year ended December 31, 2004 compared to net income of $831,000 for the year ended December 31, 2003. For the year ended December 31, 2004 compared to the year ended December 31, 2003, net interest income increased $612,000, which was partially offset by an increase in noninterest expenses of $104,000, an increase in the provision for loan losses of $111,000 and a $45,000 reduction in noninterest income. During the year ended December 31, 2004, Bridge Street Financial's increase in net interest income was the result of a 14 basis point improvement in net interest margin and increases in average interest earning assets. The increase in noninterest expense was primarily due to increased cost for salaries and benefits, occupancy and equipment costs.

         Bridge Street Financial and Oswego County National Bank are subject to regulatory capital requirements administered by Office of the Comptroller of the Currency (the "OCC") and the Federal Reserve Board ("FRB"). At December 31, 2004 the Company exceeded minimum capital requirements of the agencies and also exceeded levels established for banks considered well capitalized by regulators. Bridge Street Financial's liquidity, represented by cash, cash equivalents, securities available for sale and potential borrowings, is a product of its operating, investing and financing activities. The primary sources of funds are deposits and borrowings; payment of outstanding loans, securities and other short-term investments; and funds provided from operations. The Company invests excess funds in federal funds sold and other short-term interest-earning assets that provide liquidity to meet lending requirements. The Company also utilizes borrowings to fund a portion of its asset growth. At December 31, 2004 the Company had borrowings from the Federal Home Loan Bank of New York (FHLB-NY) of $29.8 million. Also, available to the Company are overnight and one-month borrowing facilities with the FHLB-NY in the amount of $6.7 million and $10.4 million, an overnight plus line of $9.0 million with the FHLB-NY and a $5.0 million overnight line of credit with a commercial bank. It is anticipated that the Company will continue to have sufficient deposit funds and available borrowings to meet its funding needs.

GENERAL

         Bridge Street Financial's results of operations depend primarily on net interest income, which is the difference between income on interest-earning assets and expense on interest-bearing deposits and borrowings. Interest-earning assets principally consist of loans and securities. Bridge Street Financial's results of operations also are affected by the provision for losses on loans; the level of its noninterest income, consisting primarily of service charges; its noninterest expenses, including compensation and benefits, occupancy and equipment expense, data processing and other expenses; and its income tax expense. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.


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

FINANCIAL CONDITION - Total assets increased by $8.2 million, or 3.9%, to $218.9 million at December 31, 2004 from $210.7 million at December 31, 2003. The increase in total assets was primarily due to increases in loans which were funded by increased deposits and borrowings, along with the utilization of available cash.

         Total securities decreased $2.3 million or 3.9% to $56.1 million at December 31, 2004 compared to $58.3 million at December 31, 2003. The decrease in securities resulted from the Company's use of investment proceeds from mortgage-backed securities and corporate securities to fund loans. During 2004, investments in available for sale U.S. Government agency obligations increased $0.7 million, municipal securities increased by $0.4 million, mortgage-backed securities decreased by $0.5 million and investments in corporate securities decreased by $1.4 million. Mortgage-backed securities held to maturity decreased $1.4 million during the twelve-month period ended December 31, 2004. The decrease in investments in mortgage backed securities is the result of the Company's continued implementation of an investment strategy to provide future cash flows that can be reinvested in loans or reinvested in longer term securities as market rates cycle upward.



                                                                     December 31,          December 31,
                                                                         2004                  2003
                                                                   -----------------     -----------------
                                                                               (In thousands)
     SECURITIES AVAILABLE FOR SALE (fair value)
U.S. Government agency obligations                               $            4,216                 3,477
Municipal securities                                                         17,661                17,280
Corporate  securities                                                         1,832                 3,262
Mortgage-backed securities                                                   21,290                21,804
Other equity securities                                                       4,413                 4,447

                                                                   -----------------     -----------------

                          Total securities                       $           49,412                50,270


     SECURITIES HELD TO MATURITY (amortized cost)
Mortgage-backed securities                                       $            6,686                 8,079

         Loans increased by $15.8 million or 13.3% to $134.6 million at December 31, 2004 from $118.8 million at December 31, 2003. Commercial mortgages and commercial loans increased $15.1 million, or 33.4%, to $60.3 million at December 31, 2004 from $45.2 million at December 31, 2003. The increase in commercial mortgages and commercial loans is the result of the Company's strategic plan to expand the commercial loan portfolio. Residential mortgages increased $1.4 million to $62.1 million at December 31, 2004 as compared to $60.7 million at December 31, 2003. The increase in residential mortgage loans is due to customer preference of funding mortgage needs with adjustable rate mortgages which are retained by the Company in the loan portfolio. During 2004 the Company continued to sell fixed rate loans in the secondary market. Consumer loans decreased $0.7 million to $12.2 million at December 31, 2004 compared to $12.9 million at December 31, 2003. The decrease in consumer loans is primarily the result of a Company's decision to reduce consumer loans to finance manufactured homes.



                                                     December 31,            December 31,
                                                   -------------------     ------------------
LOANS                                                     2004                   2003
                                                   -------------------     ------------------
                                                                (In thousands)
Residential mortgage
  and home equity                                $             62,102                 60,744
Commercial mortgage                                            35,535                 25,478
Commercial                                                     24,743                 19,695
Consumer                                                       12,171                 12,850
                                                   -------------------     ------------------
                                                 $            134,551                118,767
                                                   ===================     ==================


         In addition to the previously mentioned loan balances, the Company had $334,000 of loans held for sale on December 31, 2004. The loans held for sale consisted of fixed rate residential mortgages and are carried at the lower of cost or market value.

         Bridge Street Financial's premises and equipment increased $1.5 million to $8.7 million at December 31, 2004 as compared to $7.2 million at December 31, 2003. The increase in premises and equipment is primarily the result of the Company's renovation of a branch location and expenditures for the Company's new administrative office.

         Bridge Street Financial's deposits increased by $1.6 million or 1.1% to $153.2 million at December 31, 2004 from $151.7 million at December 31, 2003. Demand deposits increased by $2.9 million, savings and money market deposits decreased by $1.3 million, and time deposits were unchanged. The increase in deposits is the result of customers' continued acceptance of deposit products, the expansion of commercial deposit customers, the addition of deposit customers at new and existing branches and the Company's development of a municipal deposit program. The Company attributes the reduction in saving and money market deposits primarily to customers' movement of funds back into equity investments.

         Bridge Street Financial's borrowings with the Federal Home Loan Bank of New York ("FHLB") increased $6.5 million to $29.8 million at December 31, 2004 compared to $23.3 million at December 31, 2003. The increase in borrowings was used to fund loans.

         Shareholders' equity decreased $42,000 or 0.1% to $31.2 million during the year ended December 31, 2004. The decrease in shareholders' equity resulted primarily from a $0.9 million increase in treasury stock, a $0.1 million decrease in accumulated other comprehensive income and dividend payments of $0.5 million, which were partially offset by net income of $1.1 million. The increase in treasury stock was the result of the Company's stock buyback program.

         At December 31, 2004, nonperforming assets were 0.49% of total assets as compared to 0.46% at December 31, 2003.



                    NONPERFORMING ASSETS                      December 31,            December 31,
                   (dollars in thousands)                        2004                    2003
                                                         --------------------     -----------------
Nonaccrual loans                                       $               1,055                   645
Restructured commercial mortgage loans                                     -                   200
                                                         --------------------     -----------------
  Nonperforming loans                                                  1,055                   845

Other real estate                                                          6                   126
                                                         --------------------     -----------------

  Nonperforming assets                                 $               1,061                   971
                                                         ====================     =================

Nonperforming assets
   to total assets                                                     0.49%                 0.46%
Allowance for loan losses
   to nonperforming loans                                            128.15%               140.00%


         While management views the current level of nonperforming assets to be very manageable, the level may be affected by regional and national economic conditions, underwriting judgments and business and personal factors affecting Bridge Street Financial's customers. Although the allowance for loan losses is maintained at a level that management believes, to the best of its knowledge, is at a level at December 31, 2004, to cover known and inherent losses in the loan portfolio that are both probable and reasonably estimable, similar factors will determine the level of the allowance in future periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examinations.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

         Net income was $1,109,000 for the year ended December 31, 2004 compared to net income of $831,000 for the year ended December 31, 2003. For the year ended December 31, 2004 compared to the year ended December 31, 2003, net interest income increased $612,000, which was partially offset by an increase in noninterest expenses of $104,000, an increase in the provision for loan losses of $111,000 and a $45,000 reduction in noninterest income. Return on average equity was 3.54% in the year ended December 31, 2004 compared to 2.67% in the year ended December 31, 2003. Return on average assets was 0.52% for the year ended December 31, 2004 compared to 0.41% in the same period of 2003.

NET INTEREST INCOME

         Net interest income on an as reported basis increased $612,000 to $6.9 million in the twelve-month period ended December 31, 2004 as compared to $6.3 million in the same period in 2003. The increase in net interest income during the twelve-month period resulted primarily from a $604,000 increase in interest income. Net interest income on a tax equivalent basis increased $645,000 for the twelve-month period ended December 31, 2004 as compared to the same period in 2003. Bridge Street Financial's net interest rate margin on a tax equivalent basis of 3.97% for the twelve months of 2004 increased 14 basis points from the twelve-month period of 2003. The increase in net interest rate margin during the twelve-month period ended December 31, 2004 is primarily due to an increase in rates on securities and a reduction of rates on interest-bearing liabilities. For the twelve-month period ended December 31, 2004, net interest income on a tax equivalent basis increased $563,000 from increases in volume of interest-earning assets and interest-bearing liabilities and increased $82,000 from changes in interest rates.


INTEREST INCOME

         Interest income increased $604,000 to $9.9 million for the twelve-month period ended December 31, 2004 compared to $9.3 million for the twelve months ended December 31, 2003. Interest income on a tax equivalent basis increased by $637,000, or 6.4%, to $10.5 million in the twelve-month period ended December 31, 2004. The increase in interest income resulted from a $524,000 increase in interest income on securities and a $176,000 increase in interest income on loans, which was partially offset by a $63,000 decrease in interest income from federal funds sold, and other short-term investments. The increase in interest on securities income was the result of a $7.0 million increase in average balances of securities and a 29 basis point increase in yield on securities. The increase in interest income on loans was the result of a $8.3 million increase in the average balance of loans, which was partially offset by a 27 basis point reduction in the average yield on loans to 5.87% in 2004 from 6.14% in 2003. The decrease in interest income from federal funds and other short-term investments was the result of a $5.4 million decrease in the average balances of federal funds sold and other short-term investments and a 6 basis point reduction in yield.



INTEREST EXPENSE

         Interest expense decreased by $8,000 to $3.0 million for the twelve-month period ended December 31, 2004. The decrease in interest expense resulted from lower rates paid on time deposits and borrowings, which was partially offset by higher rates on savings, now and money market accounts. Average interest-bearing deposit balances increased $2.9 million or 2.3% compared to 2003 and average borrowings increased $5.8 million compared to 2003.



                                AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID


                                   For the twelve months ended December 31, 2004   For the twelve months ended December 31, 2003
                                   ---------------------------------------------   ---------------------------------------------
(dollars in thousands)              Average                     Average              Average                     Average
                                    Balance      Interest      Yield/Rates           Balance      Interest     Yield/Rates
                                   -----------  ------------   -----------         ------------  ------------  ------------
Interest earnings assets:
Loan, gross (1)                  $    124,054 $       7,288         5.87%         $    115,763 $       7,112         6.14%
Securities, at amortized cost (2)      60,247         3,188         5.29%               53,236         2,664         5.00%
Federal funds sold and other            5,277            55         1.04%               10,695           118         1.10%
                                   -----------  ------------   -----------         ------------  ------------  ------------

Total interest earning assets         189,578        10,531         5.55%              179,694         9,894         5.51%

Noninterest earning assets             25,370                                           21,370
                                   -----------                                     ------------

Total assets                          214,948                                          201,064
                                   ===========                                     ============

Interest bearing liabilities;
Savings, NOW, money market (3)         77,408           691         0.89%               71,786           554         0.77%
Time deposits                          50,832         1,260         2.48%               53,538         1,555         2.90%
Borrowings                             23,448         1,058         4.51%               17,663           908         5.14%
                                   -----------  ------------   -----------         ------------  ------------  ------------

Total interest bearing liabilities    151,688         3,009         1.98%              142,987         3,017         2.11%

Noninterest bearing deposits           28,674                                           24,522
Other noninterest liabilities           3,299                                            2,445
                                   -----------                                     ------------

Total liabilities                     183,661                                          169,954
Shareholders' equity                   31,287                                           31,110
                                   -----------                                     ------------

Total liabilities and equity          214,948                                          201,064
                                   ===========                                     ============

Excess of earnings assets over interest
         bearing liabilities           37,890                                           36,707
                                   ===========                                     ============

Net interest income                                   7,522                                            6,877
                                                ------------                                     ------------

Tax equivalent adjustment                              (583)                                            (550)
                                                ------------                                     ------------
Net interest income per consolidated
  financial statements                                6,939                                            6,327
                                                ============                                     ============

Net interest rate spread                                            3.57%                                            3.40%
Net interest rate margin (4)                                        3.97%                                            3.83%
Average interest-earning assets to average
  interest-bearing liabilities                                    124.98%                                          125.67%


-------------------------
(1) Includes nonaccruing loans.
(2) Includes tax equivalent adjustment for tax-exempt loan and securities income assuming a 40% combined federal and state income tax rate. Average balance represents the amortized cost of securities excluding net unrealized gains or losses.
(3) Includes advance payments by borrowers for taxes and insurance (mortgage escrow deposits).
(4) Equals net interest income on a tax equivalent basis divided by average interest-earning assets.

PROVISION FOR LOAN LOSSES

         The provision for loan losses was $556,000 in the twelve-month period ended December 31, 2004 compared to $445,000 in the same period of 2003. Charge-offs during the twelve-month period ending December 31, 2004 were $441,000 as compared to $491,000 in the same period in 2003. Charge-offs are the result of loan customers on various commercial and consumer loans being delinquent with future payment doubtful. The increased provision reflects the growth in the company's commercial mortgage and commercial loan portfolio. Bridge Street Financial's allowance model reflected provision requirements based on management's assessment of inherent risk of losses in the portfolios based upon specific credit review and analysis of past-due, non-performing, historical losses and local economic trends. Additional information regarding the allowance for loan losses is provided in the table that follows:



                                                                       Year ended December 31,
ALLOWANCE FOR LOAN LOSSES                                            2004                   2003
                                                              --------------------   --------------------
                                                                             (thousands)
Balance, beginning of year                                  $               1,183                  1,190
   Provision for loan losses                                                  556                    445
   Charge-offs                                                               (441)                  (491)
   Recoveries                                                                  54                     39
                                                              --------------------   --------------------
Balance, end of year                                        $               1,352                  1,183
                                                              ====================   ====================

Net charge-offs  to average loans                                           0.31%                  0.39%
Allowance to ending loans                                                   1.00%                  1.00%


NONINTEREST INCOME

         Noninterest income decreased $45,000 to $3.4 million for the twelve-month period ended December 31, 2004. The decrease in noninterest income is due primarily to a $350,000 reduction in the gain on sale of loans and a $83,000 decrease in the net gains on securities transactions for the twelve-month period ended December 31, 2004 compared to the same period in 2003. The decreases in gains on sale of loans and securities transactions were partially offset by a $122,000 increase in service charges and a $278,000 increase in other noninterest income. The decrease in gains on sale of loans is the result of a decrease in volume of sold loans in the twelve-month period ended December 31, 2004 compared to the same period in 2003. The increase in other income was primarily the result of a $129,000 gain on the sale of the former headquarters building and $151,000 increase in loan and other fees.

NONINTEREST EXPENSE

         Noninterest expense increased during the twelve-month period ended December 31, 2004 by $104,000 or 1.2% compared to the twelve-month period ended December 31, 2003. The modest increase in noninterest expense for 2004 is the result of the Company's focus on cost reduction initiatives during 2004. The increase in noninterest expense is primarily the result of increased expenses for salaries and employee benefit costs for healthcare and pension, occupancy and equipment, and data processing. For the twelve-month period ended December 31, 2004, salaries and employee benefits expenses increased by $128,000, occupancy and equipment expenses increased $101,000 and data processing increased by $59,000, which were respectively partially offset by a $105,000 reduction in supplies, printing and postage, a $40,000 decrease in professional fees and a $48,000 decrease in marketing and advertising expenses. The increase in employee benefit costs is primarily due to increased pension and healthcare costs. Occupancy and equipment expenses increased primarily due to branch expansions.

INCOME TAXES

         Income tax expense for the twelve-month period ended December 31, 2004 was $140,000 as compared to $66,000 in 2003. The increase in income tax expense was due to a $352,000 increase in income before income tax expense. The income tax rate is below statutory rates due primarily to favorable tax benefits from tax-exempt income on securities and income from bank-owned life insurance.


RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

         Net income was $831,000 for the year ended December 31, 2003 compared to net income of $1,085,000 for the year ended December 31, 2002. For the year ended December 31, 2003 compared to the year ended December 31, 2002, net interest income increased $395,000 and noninterest income increased by $627,000. These increases were offset by an increase in noninterest expenses of $1.4 million and an increase in the provision for loan losses of $33,000. Return on average equity was 2.67% in the year ended December 31, 2003 compared to 6.57% in the year ended December 31, 2002. Return on average assets was 0.41% for the year ended December 31, 2003 compared to 0.63% in the same period of 2002.

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


                                AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID


                                               Year Ended December 31, 2003          Year Ended December 31, 2002
                                              -------------------------------       -------------------------------
                                              Average                Average        Average                   Average
                                              Balance    Interest     Yield/Rates   Balance   Interest       Yield/Rates
                                              ---------  --------    -------------- --------- ---------   ------------------
Interest earnings assets:
Loan, gross (1)                                115,763     7,112   $   6.14%       $ 110,534     7,685   $   6.95%
Securities, at amortized cost (2)               53,236     2,664       5.00%          40,902     2,491       6.09%
Federal funds sold and other                    10,695       118       1.10%           3,301        42       1.27%
                                              ---------  --------    --------       --------- ---------   ---------

          Total interest earning assets        179,694     9,894       5.51%         154,737    10,218       6.60%

Noninterest earning assets                      21,370                                17,954
                                              ---------                             ---------

          Total assets                         201,064                               172,691
                                              =========                             =========

Interest bearing liabilities;
Savings, NOW, money market (3)                  71,786       554       0.77%          68,373     1,146       1.68%
Time deposits                                   53,538     1,555       2.90%          49,467     1,843       3.73%
Borrowings                                      17,663       908       5.14%          14,833       831       5.60%
                                              ---------  --------    --------       --------- ---------   ---------

          Total interest bearing liabilities   142,987     3,017       2.11%         132,673     3,820       2.88%

Noninterest bearing deposits                    24,522                                21,414
Other noninterest liabilities                    2,445                                 2,096
                                              ---------                             ---------

          Total liabilities                    169,954                               156,183
Shareholders' equity                            31,110                                16,508
                                              ---------                             ---------

          Total liabilities and equity         201,064                               172,691
                                              =========                             =========

Excess of earnings assets over interest
          bearing liabilities                   36,707                                22,064
                                              =========                             =========

Net interest income                                        6,877                                 6,398
                                                         --------                             ---------

Tax equivalent adjustment                                   (550)                                 (446)
                                                         --------                             ---------
Net interest income per consolidated
   income statements                                       6,327                                 5,952
                                                         ========                             =========

Net interest rate spread                                               3.40%                                 3.72%
Net interest rate margin (4)                                           3.83%                                 4.13%
Average interest-earning assets to average
interest-bearing liabilities                                         125.67%                               116.63%


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



ALLOWANCE FOR LOAN LOSSES                                             Year ended December 31,
               (Dollars in thousands)                                2003                  2002
                                                              --------------------   -----------------
Balance, beginning of year                                  $               1,190                 932
   Provision for loan losses                                                  445                 412
   Charge-offs                                                               (491)               (188)
   Recoveries                                                                  39                  34
                                                              --------------------   -----------------

Balance, end of year                                        $               1,183               1,190
                                                              ====================   =================

Net charge-offs to average loans                                            0.39%               0.14%
Allowance to ending loans                                                   1.00%               1.11%


NONINTEREST INCOME

         Noninterest income increased $627,000 to $3.4 million for the twelve-month period ended December 31, 2003 compared to $2.8 million in the twelve-month period ended December 31, 2002. The increase in noninterest income is due, in part, to Bridge Street Financial's continued efforts to increase revenues from noninterest sources. For the twelve-month period ended December 31, 2003, the increase in noninterest income was the result of a $130,000 increase in service charges, a $18,000 increase in income from gains on securities transactions, a $345,000 increase in gain on loans sold and a $158,000 increase in other income. The increase in other income was primarily the result of a $163,000 increase in the value of assets funding directors' deferred compensation plan and an increase in other loan income.

NONINTEREST EXPENSE

         Noninterest expense increased during the twelve-month period ended December 31, 2003 by $1.4 million or 19.2% compared to the twelve-month period ended December 31, 2002. The increase is primarily the result of increased expenses for salaries and employee benefit costs for healthcare and pension, occupancy and equipment, data processing and professional fees. For the twelve-month period ended December 31, 2003, salaries and employee benefits expenses increased $627,000, occupancy and equipment expenses increased $209,000, professional fees increased $91,000, data processing increased $42,000 and marketing and advertising increased $45,000. The increase in employee benefit costs is primarily due to increased pension and healthcare costs. Occupancy and equipment expenses increased primarily due to branch expansions. Additionally, other expenses increased $278,000 and director fees increased $42,000. The increase in other expenses is primarily the result of $163,000 increased expense recorded as a direct offset to the above mentioned increase in assets funding directors deferred compensation, along with increased insurance, regulatory and collection costs.

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

         Excess liquidity is generally invested in short-term investments such as federal funds sold or U.S. Treasury securities. On a longer term basis, the Company maintains a strategy of investing in various lending products. Such products frequently have short terms (five years or less) or interest rates that adjust at least every five years. Funds are utilized to meet ongoing commitments to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of investment securities. At December 31, 2004, the Company had outstanding commitments to originate loans of approximately $12.5 million and unused letters of credit of approximately $0.2 million. At December 31, 2004, the Company also had certificates of deposit scheduled to mature in one year or less totaling $33.5 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Company. It is anticipated that the Company will continue to have sufficient deposit funds and available borrowings to meet its current commitments.

         At December 31, 2004, the Company had total borrowings from the Federal Home Loan Bank of New York (FHLB-NY) of $29.8 million. Also available to the Company are overnight and one-month borrowing facilities with the FHLB-NY, in the amount of $6.7 and $10.4 million, respectively, an overnight credit plus line of $9.0 million with the FHLB-NY and a $5.0 million overnight line of credit with a commercial bank.

         The Bank also has outstanding, at any time, a significant number of commitments to extend credit and provide financial guarantees to third parties. These arrangements are subject to strict credit control assessments. Guarantees specify limits to the Bank's obligations. Because many commitments and almost all guarantees expire without being funded in whole or in part, the contract amounts are not estimates of future cash flows. The Bank is also obligated under agreements with the FHLB to repay borrowed funds and is obligated under leases for certain of its branches and equipment. A summary of lease obligations, borrowings, and credit commitments at December 31, 2004 follows:



                                                               After 1 Year      After 3 Years
                                               Within          but within        but within          After
                                               1 Year          3 Years           5 Years             5 Years         Total
                                               ------------    ---------------   ----------------    ------------    ------------
Lease Obligations
      Operating lease obligations            $          51                 23                  -               -              74
                                               ============    ===============   ================    ============    ============

Borrowings
      Federal Home Loan Bank                 $      10,125             10,150              7,477           2,000          29,752
                                               ============    ===============   ================    ============    ============

Credit Commitments
      Available lines of credit              $         146                838              2,874           3,235           7,093
      Other loan commitments                         5,100                  -                  -               -           5,100
      Letters of credit                                138                 61                  0               -             199
                                               ------------    ---------------   ----------------    ------------    ------------


Total                                        $       5,384                899              2,874           3,235          12,392
                                               ============    ===============   ================    ============    ============



         The Company and the Bank are subject to various regulatory capital requirements administered by the OCC and the FRB. Failure to meet minimum capital requirements could result in certain mandatory and discretionary responses by regulators that could have a material effect on the Company's financial condition and results of operations. In addition, the ability of the Company and the Bank to pay dividends is subject to regulations administered by the banking agencies. At December 31, 2004, the Company and the Bank exceeded minimum capital requirements of the agencies and also exceeded levels established for banking organizations considered well capitalized by the regulators.



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

          o originating adjustable-rate long-term loans for its loan portfolio;

          o purchasing adjustable-rate mortgage-backed securities and short or intermediate-term investment securities;

          o originating fixed-rate one-to-four family residential loans with terms of 15 to 30 years under terms and conditions which will permit their sale in the secondary market; and

          o managing interest expense by maintaining a strong retail deposit base and emphasizing core deposits.

         From the early 1980s until early 1998, Bridge Street Financial originated primarily adjustable-rate mortgage loans and did not originate fixed-rate residential mortgage loans with terms over 15 years. Approximately 70.5% of Bridge Street Financial's one-to- four family residential mortgage loans have interest rates that adjust annually or every three years. Bridge Street Financial's total portfolio of adjustable-rate one-to-four family residential mortgage loans amounted to approximately 81.1% and 76.7% of residential mortgages at December 31, 2004 and December 31, 2003, respectively.

         As long-term interest rates decreased during the 1990s, many customers indicated a preference for fixed-rate residential mortgage loans. In February 1998, Bridge Street Financial began the origination of long-term, fixed-rate one-to four family residential mortgage loans in order to provide a full range of products to customers, but only under terms, conditions and documentation which allow their sale in the secondary market. During 2001 as residential mortgage interest rates declined a significant portion of loans originated were 15 and 30 year fixed rate loans. To reduce the long term interest rate exposure of these loans, Bridge Street Financial sold the majority of all fixed rate 15 and 30 year loans originated during 2001, 2002, 2003 and 2004 in the secondary market. Future originations may be designated and sold in the secondary markets.

         In order to better match the maturity or repricing of interest-bearing liabilities and interest-earning assets, Bridge Street Financial offers certificates of deposit. At December 31, 2004, $17.6 million or 34.3% of Bridge Street Financial's certificates of deposit mature in more than one year. In Bridge Street Financial's efforts to address interest-rate risk and competition, higher rates are paid on longer term and higher balance certificates of deposit.

         Bridge Street Financial considers its savings deposit and money market accounts to be core deposits that are a more stable and lower cost source of funds than certificates of deposit. Bridge Street Financial's savings and money market accounts have variable interest rates, and management believes that the interest rates on the accounts can be adjusted to retain a substantial portion of these deposits. Savings and money market accounts amounted to $63.8 million or 41.6% of total deposits at December 31, 2004. Bridge Street Financial also has NOW and demand deposits as part of its deposit base, which totaled $7.9 million and $30.5 million, respectively, at December 31, 2004.

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

         The following table sets forth at December 31, 2004 the estimated percentage and dollar change in Bridge Street Financial's net interest income over a four-quarter period and the market value of portfolio equity based on the indicated changes in interest rates. Certain assumptions have been made in preparing the table below. Although management believes these assumptions to be reasonable, the interest rate sensitivity of assets and liabilities and the estimated effects of changes in interest rates on net interest income and the market value of portfolio equity indicated in the following table could vary substantially if different assumptions were used or if actual experience differs from such assumptions.



                                                                        MARKET VALUE OF PORTFOLIO EQUITY BASED ON
                                   NET INTEREST INCOME                          DECEMBER 31, 2004 BALANCES
                                   -------------------                          --------------------------
 CHANGE IN INTEREST                                    PERCENTAGE                         DOLLAR        PERCENTAGE
   RATES IN BASIS      ESTIMATED     DOLLAR CHANGE     CHANGE FROM       ESTIMATED      CHANGE FROM    CHANGE FROM
      POINTS(1)         AMOUNT         FROM BASE          BASE            AMOUNT          BASE             BASE
      ---------         ------         ---------          ----            ------          ----             ----
                                                    (DOLLARS IN THOUSANDS)
        +200            $8,614               269            3.22%         $ 36,042           (471)         (1.29)%

        +100             8,519               174            2.09            36,238           (275)         (0.75)

        Base             8,345                 -               -            36,513              -              -

        -100             8,290               (55)          (0.66)           36,633            120           0.03

        -200             8,109              (236)          (2.83)           36,753            240           0.66

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

RECENT ACCOUNTING PRONOUNCEMENTS


         In December 2004, the FASB issued SFAS No. 123 "Share-Based Payment." This Statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting for Stock Issued to Employees" and its related implantation guidance. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If any equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Excess tax benefits, as defined by this Statement, will be recognized as an addition to paid-in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash flows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in paid-in capital to which it can be offset. This Statement is effective for the Company as of July 1, 2005 and may be adopted prospectively or retrospectively. Adoption of this statement will affect the Company's results of operations. The extent of the impact has not yet been quantified.

FORWARD-LOOKING STATEMENTS

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

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                        Consolidated Financial Statements

                  Years ended December 31, 2004, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Bridge Street Financial, Inc.:


We have audited the accompanying consolidated statements of financial condition of Bridge Street Financial, Inc. and subsidiary (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bridge Street Financial, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-years period ended December 31, 2004, in conformity with U.S. generally accepted accounting principals.

                                  /s/ KPMG LLP


Syracuse, New York
March 1, 2005

                     STATEMENTS OF FINANCIAL CONDITION, P. 2

                         STATEMENTS OF OPERATIONS, P. 3

                    STATEMENTS OF CHANGES IN NET WORTH, P. 4

                         STATEMENTS OF CASH FLOWS, P. 5



                                    BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY
                                   Consolidated Statements of Financial Condition
                                        December 31, 2004, 2003 and 2002
                                  (In thousands, except share and per share data)




  Assets                                                                                    2004            2003
                                                                                        --------------  -------------
Cash and due from banks                                                                 $      7,956         15,272
Securities available for sale, at fair value                                                  49,412         50,270
Securities held to maturity (fair value of $6,742 on December 31, 2004, and $8,161 on December 6,686          8,079
Loans held for sale                                                                              334            722

Loans                                                                                        134,551        118,767
    Less: allowance for loan losses                                                            1,352          1,183
                                                                                        --------------  -------------

            Loans, net                                                                       133,199        117,584
                                                                                        --------------  -------------

Federal Home Loan Bank stock                                                                   1,509          1,163
Premises and equipment, net                                                                    8,670          7,157
Accrued interest receivable                                                                      847            810
Bank owned life insurance                                                                      6,038          5,817
Other assets                                                                                   4,224          3,778
                                                                                        --------------  -------------

            Total assets                                                                $    218,875        210,652
                                                                                        ==============  =============

                         Liabilities and Shareholders' Equity

Liabilities:
    Deposits:
      Demand                                                                            $     30,513         27,588
      Savings and money market                                                                71,638         72,942
      Time                                                                                    51,096         51,122
                                                                                        --------------  -------------

                                                                                             153,247        151,652

    Escrow deposits                                                                            1,228          1,266
    Short-term debt                                                                            3,675             --
    Long-term debt                                                                            26,077         23,250
    Other liabilities                                                                          3,402          3,196
                                                                                        --------------  -------------

            Total liabilities                                                                187,629        179,364
                                                                                        --------------  -------------


Shareholders' equity:
    Preferred stock, $0.01 par value, 1,000,000 shares authorized, at December 31, 2004
      and 2003, no shares issued                                                                  --             --
    Common stock, $0.01 par value, 5,000,000 shares authorized,  2,853,319 and
      2,838,160 shares issued at December 31, 2004 and 2003                                       29             28
    Additional paid-in capital                                                                18,074         17,814
    Unvested restricted stock awards, 25,466 and 36,948 shares at
      December 31, 2004 and 2003                                                                (323)          (433)
    Treasury stock, at cost, 236,170 and 170,470 shares at December 31, 2004 and 2003         (1,825)          (885)
    Unallocated common stock held by Employee Stock Ownership Plan (ESOP)
      42,925 and 52,762 shares at December 30, 2004 and 2003                                    (134)          (166)
    Retained earnings                                                                         14,982         14,370
    Accumulated other comprehensive income                                                       443            560
                                                                                        --------------  -------------

            Total shareholders' equity                                                        31,246         31,288
                                                                                        --------------  -------------

            Total liabilities and shareholders' equity                                  $    218,875        210,652
                                                                                        ==============  =============

    See accompanying notes to consolidated financial statements.


                                    BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY
                                         Consolidated Statements of Income
                                    Year ended December 31, 2004, 2003 and 2002
                                         (In thousands, except share data)




                                                                                2004            2003           2002
                                                                            -------------   -------------  -------------
Interest and dividend income:
    Loans                                                                 $    7,269           7,112          7,685
    Securities                                                                 2,624           2,114          2,025
    Federal funds sold and other short-term investments                           55             118             42
                                                                            -------------   -------------  -------------

            Total interest and dividend income                                 9,948           9,344          9,752
                                                                            -------------   -------------  -------------

Interest expense:
    Deposits and escrow accounts                                               1,951           2,109          2,989
    Borrowings                                                                 1,058             908            831
                                                                            -------------   -------------  -------------

            Total interest expense                                             3,009           3,017          3,820
                                                                            -------------   -------------  -------------

            Net interest income                                                6,939           6,327          5,932

Provision for loan losses                                                        556             445            412
                                                                            -------------   -------------  -------------

            Net interest income after provision for loan losses                6,383           5,882          5,520
                                                                            -------------   -------------  -------------

Noninterest income:
    Service charges                                                            2,472           2,350          2,220
    Net gains on securities transactions                                          58             141            123
    Net gains on sale of loans                                                   120             470            125
    Increase in value of bank-owned life insurance                               221             233            257
    Other                                                                        521             243             85
                                                                            -------------   -------------  -------------

            Total noninterest income                                           3,392           3,437          2,810
                                                                            -------------   -------------  -------------

Noninterest expenses:
    Salaries and employee benefits                                             4,328           4,200          3,573
    Occupancy and equipment                                                    1,334           1,233          1,024
    Data processing                                                              859             800            758
    Office supplies, printing and postage                                        229             334            314
    Professional fees                                                            489             529            438
    Director fees                                                                161             157            115
    Marketing and advertising                                                    191             239            194
    Other                                                                        935             930            652
                                                                            -------------   -------------  -------------

            Total noninterest expenses                                         8,526           8,422          7,068
                                                                            -------------   -------------  -------------

Income before income tax expense                                               1,249             897          1,262

Income tax expense                                                               140              66            177
                                                                            -------------   -------------  -------------

            Net income                                                    $    1,109             831          1,085
                                                                            =============   =============  =============

Basic net  income per share                                               $     0.43            0.32           0.43
                                                                            =============   =============  =============

Diluted net  income per share                                             $     0.42            0.31           0.42
                                                                            =============   =============  =============


See accompanying notes to consolidated financial statements.



                                    BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY
                             Consolidated Statements of Changes in Shareholders' Equity
                                    Years ended December 31, 2004, 2003 and 2002
                                  (In thousands, except share and per share data)




                                                                                               Unvested
                                                                                 Additional   restricted
                                                                       Common     paid-in       stock       Treasury
                                                                        stock     capital       awards        stock
                                                                        -----     -------       ------        -----
Balance at December 31, 2001                                        $     9       3,285          (48)         (473)

Purchase of treasury stock (6,127 shares)                                --          --           --           (56)

Net proceeds from the exercise of stock options (5,132 shares)           --          15           --            --

Cash dividends ($0.14 per share)                                         --          --           --            --

Issue restricted stock ( 1,461 shares)                                   --          32          (32)           --

Amortization of restricted stock, net of cancellations                   --          --           41            --

Tax benefit on vested restricted stock and exercised stock options       --          16           --            --

Allocation of ESOP stock (9,588 shares)                                  --          62           --            --

Stock split in the form of a stock dividend (three for one)              18         (18)          --            --

Comprehensive income:
    Net income                                                            --         --           --            --

    Other comprehensive income                                            --         --           --            --


           Total comprehensive income
                                                                   ---------- -----------  -----------  ------------

Balance at December 31, 2002                                        $    27       3,392          (39)         (529)

Merger of Oswego County MHC pursuant to reorganization
    (1,415,250 shares)                                                  (14)        221           --            --

Exchange of common stock pursuant to reorganization
    (1,282,697 shares exchanged for 1,315,977 shares,
     224 shares paid cash in lieu)                                       --          (2)          --            --

Net proceeds from stock offering (1,510,733 shares)                      15      13,994           --            --

Purchase of treasury stock (60,429 shares)                               --          --           --          (791)

Net proceeds from the exercise of stock options (8,918 shares)           --          35           --            --

Cash dividends ($0.16 per share)                                         --          --           --            --

Issue restricted stock ( 35,765 shares)                                  --          42         (457)          435

Amortization of restricted stock, net of cancellations                   --          --           63            --

Tax benefit on vested restricted stock and exercised stock options       --          39           --            --

Allocation of ESOP stock (9,836 shares)                                  --          93           --            --

Comprehensive income:
    Net income                                                           --          --           --            --

    Other comprehensive income                                           --          --           --            --


           Total comprehensive income
                                                                   ---------- -----------  -----------  ------------

Balance at December 31, 2003                                        $    28      17,814         (433)         (885)


Purchase of treasury stock (65,700 shares)                               --          --           --          (940)

Cash dividends ($0.19 per share)                                         --          --           --            --

Net proceeds from the exercise of stock options (15,609 shares)          1           54           --            --

Amortization of restricted stock net of cancellations
    (11,482 shares)                                                      --          (6)         110            --

Tax benefit on vested restricted stock and exercised stock options       --          93           --            --

Allocation of ESOP stock (9,837 shares)                                  --         119           --            --

Comprehensive income:
    Net income                                                           --          --           --            --

    Other comprehensive loss                                             --          --           --            --


           Total comprehensive income
                                                                   ---------- -----------  -----------  ------------

Balance at December 31, 2004                                        $    29      18,074         (323)       (1,825)
                                                                   ========== ===========  ===========  ============





                                                                       Unallocated             Accumulated
                                                                          common                  other
                                                                         stock                   compre-
                                                                         held by     Retained   hensive
                                                                           ESOP      earnings    income        Total
                                                                           ----      --------    ------        -----
Balance at December 31, 2001                                               (228)      13,156       116        15,817

Purchase of treasury stock (6,127 shares)                                    --           --        --           (56)

Net proceeds from the exercise of stock options (5,132 shares)               --           --        --            15

Cash dividends ($0.14 per share)                                             --         (260)       --          (260)

Issue restricted stock ( 1,461 shares)                                       --           --        --            --

Amortization of restricted stock, net of cancellations                       --           --        --            41

Tax benefit on vested restricted stock and exercised stock options           --           --        --            16

Allocation of ESOP stock (9,588 shares)                                     31            --        --            93

Stock split in the form of a stock dividend (three for one)                  --           --        --            --

Comprehensive income:
    Net income                                                               --        1,085        --         1,085

    Other comprehensive income                                               --           --       185           185
                                                                                                            ------------

           Total comprehensive income                                                                          1,270
                                                                     -----------  ---------  ----------  ------------

Balance at December 31, 2002                                               (197)      13,981       301        16,936

Merger of Oswego County MHC pursuant to reorganization
    (1,415,250 shares)                                                       --           --        --           207

Exchange of common stock pursuant to reorganization
    (1,282,697 shares exchanged for 1,315,977 shares,
     224 shares paid cash in lieu)                                           --           --        --            (2)

Net proceeds from stock offering (1,510,733 shares)                          --           --        --        14,009

Purchase of treasury stock (60,429 shares)                                   --           --        --          (791)

Net proceeds from the exercise of stock options (8,918 shares)               --           --        --            35

Cash dividends ($0.16 per share)                                             --         (422)       --          (422)

Issue restricted stock ( 35,765 shares)                                      --          (20)       --            --

Amortization of restricted stock, net of cancellations                       --           --        --            63

Tax benefit on vested restricted stock and exercised stock options           --           --        --            39

Allocation of ESOP stock (9,836 shares)                                      31           --        --           124

Comprehensive income:
    Net income                                                               --          831        --           831

    Other comprehensive income                                               --           --       259           259
                                                                                                           ------------

           Total comprehensive income                                                                          1,090
                                                                     -----------  ---------  ----------  ------------

Balance at December 31, 2003                                               (166)      14,370       560        31,288


Purchase of treasury stock (65,700 shares)                                   --           --        --          (940)

Cash dividends ($0.19 per share)                                             --         (497)       --          (497)

Net proceeds from the exercise of stock options (15,609 shares)              --           --        --            55

Amortization of restricted stock net of cancellations
    (11,482 shares)                                                          --           --        --           104

Tax benefit on vested restricted stock and exercised stock options           --           --        --            93

Allocation of ESOP stock (9,837 shares)                                      32           --        --           151

Comprehensive income:
    Net income                                                               --        1,109        --         1,109

    Other comprehensive loss                                                 --           --      (117)         (117)
                                                                                                           ------------

           Total comprehensive income                                                                            992
                                                                     -----------  ---------  ----------  ------------

Balance at December 31, 2004                                              (134)       14,982       443        31,246
                                                                     ===========  =========  ==========  ============


See accompanying notes to consolidated financial statements.


                                    BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY
                                       Consolidated Statements of Cash Flows
                                    Year ended December 31, 2004, 2003 and 2002
                                                  (In thousands)


                                                                                2004           2003           2003
                                                                             ------------  -------------  -------------
Cash flows from operating activities:
    Net income                                                                $    1,109           831         1,085
    Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation                                                                703           674           564
         Provision for loan losses                                                   556           445           412
         Net gain on securities transactions                                         (58)         (141)         (123)
         Net gain on sale of loans                                                  (120)         (470)         (125)
         Net gain on sale of premises and equipment                                 (129)           --            --
         Net increase in cash surrender value of life insurance                     (221)         (233)         (257)
         Net amortization of securities premiums                                     203           511           190
         Proceeds from sale of loans held for sale                                16,939        59,404        36,677
         Loans originated for sale                                               (16,431)      (58,101)      (38,107)
         Tax benefit on vested restricted stock and excercised stock options          93            39            16
         Deferred income tax (benefit) expense                                      (136)          318           (57)
         ESOP stock released for allocation and amortization of  restricted stock255               187           134
         Change in:
            Accrued interest receivable                                              (37)          (52)          114
            Other assets                                                            (162)         (264)       (1,086)
            Other liabilities                                                        206           606           116
                                                                             ------------  -------------  -------------

                  Net cash provided by (used in) operating activities              2,770         3,754          (447)
                                                                             ------------  -------------  -------------

Cash flows from investing activities:
    Proceeds from sale of securities available for sale                            3,316         9,313         6,352
    Proceeds from maturity of and principal collected on securities available     10,411        20,177         9,282
    Proceeds from maturity of and principal collected on securities held
      to maturity                                                                  1,388           424            --
    Purchases of securities available for sale                                   (13,204)      (40,654)      (14,087)
    Purchase of securities held to maturity                                           --        (8,505)           --
    Purchase of Federal Home Loan Bank of New York stock                            (346)         (353)           --
    Disbursements for loan originations net of principal collections             (16,241)      (11,778)       (2,906)
    Purchase of bank owned life insurance                                             --          (350)         (250)
    Proceeds from sale of premises and equipment                                     430            --            --
    Purchases of premises and equipment                                           (2,517)       (3,038)       (1,645)
                                                                             ------------  -------------  -------------

                  Net cash used in  investing activities                         (16,763)      (34,764)       (3,254)
                                                                             ------------  -------------  -------------

Cash flows from financing activities:
    Net increase in demand, savings and money market deposits                      1,621         8,228         8,384
    Net (decrease) in time deposits                                                  (26)       (2,260)        8,117
    Net (decrease) increase in escrow deposits                                       (38)            8           (83)
    Net (decrease) in stock subscription escrow                                       --       (15,107)       15,107
    Net proceeds from stock offering and reorganization                               --        14,214            --
    Net increase (decrease) in short-term borrowing                                3,675            --          (874)
    Proceeds of long-term borrowings                                              11,777        10,000            --
    Repayment of long-term debt                                                   (8,950)         (450)         (300)
    Net proceeds from the exercise of stock options                                   55            35            15
    Purchase of treasury stock                                                      (940)         (791)          (56)
    Dividends on common stock                                                       (497)         (422)         (260)
                                                                             ------------  -------------  -------------

                  Net cash provided by financing activities                        6,677        13,455        30,050
                                                                             ------------  -------------  -------------

Net (decrease) increase in cash and cash equivalents                              (7,316)      (17,555)       26,349

Cash and cash equivalents at beginning of period                                  15,272        32,827         6,478
                                                                             ------------  -------------  -------------

Cash and cash equivalents at end of period                                    $    7,956        15,272        32,827
                                                                             ============  =============  =============

Supplemental disclosure of cash flow information: Cash paid during the year for:
       Interest                                                               $    3,004          3,003        3,818
       Income taxes                                                                   35            123          216
                                                                             ============  =============  =============

    Non-cash investing and financing activities:
       Minimum pension liability decrease (increase), net of tax             $        --            383         (383)
       Transfer of loans to real estate owned                                         70            152            8
       Adjustment of securities available for sale to fair value, net of taxes      (117)          (124)         568
                                                                             ============  =============  =============


See accompanying notes to consolidated interim financial statements.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002



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


       (A)    BASIS OF PRESENTATION

              The consolidated financial statements include the accounts of Bridge Street Financial, Inc. and its subsidiary, Oswego County National Bank. All inter-company accounts and transactions have been eliminated in consolidation. The Company utilizes the accrual method of accounting for financial reporting purposes. The prior years' consolidated financial statements are reclassified whenever necessary to conform to the current year's presentation.


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

                  Years Ended December 31, 2004, 2003 and 2002




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

                  Years Ended December 31, 2004, 2003 and 2002


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

              Generally, the Company places all loans that are 90 days or more past due, including impaired loans, on non-accrual status. In addition, the Company places any loan on non-accrual status prior to the loan becoming 90 days past due if there is doubt as to the collection of principal or interest. When a loan is placed on non-accrual status, total interest accrued and unpaid to date is reversed by a charge to interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. Loans are removed from non-accrual status when they become current as to principal and interest, or when, in the opinion of management, the loans are expected to be fully collectible as to principal and interest.

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

              The Company considers a loan impaired (usually commercial related loans) when, based on current information and events, it is probable that it will be unable to collect all amounts of principal and interest under the original terms of the agreement. In addition, certain loans restructured in a troubled debt restructuring are also considered impaired loans. Large groups of smaller balance, homogeneous loans such as the Company's residential mortgages, home equity loans and consumer loans are collectively evaluated for impairment. Accordingly, the Company measures impaired commercial mortgages and commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. The Company's impaired loans are generally collateral dependent. Impairment losses are recognized as a component of the allowance for loan losses.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002





       (F)    REAL ESTATE OWNED

              Real estate owned includes property acquired through, or in lieu of, formal foreclosure. Write-downs to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of carrying amount or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in fair value are charged to operations in the period in which the declines occur.

       (G)    PREMISES AND EQUIPMENT

              Land is carried at cost, and buildings, furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method over the estimated service lives of the assets. Estimated useful lives for buildings are 39 years and for furniture and equipment are 3 to 10 years.


       (H)    BANK OWNED LIFE INSURANCE

              Bank Owned Life Insurance ("BOLI") is stated on the Company's consolidated statements of financial condition at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other operating income in the Company's consolidated statements of income.

       (I)    GOODWILL

              Goodwill represents the excess purchase price over the fair value of the tangible net assets acquired in a branch acquisition. Goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill is included in other assets.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002





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

                  Years Ended December 31, 2004, 2003 and 2002




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

              The fair value of each option grant is estimated on the dates of grant using the Black-Scholes option-pricing model. There were no options granted in 2004. The fair value estimated for the options granted on July 24, 2003 was based on the following assumptions: dividend yield 1.28%; expected volatility 15%; risk free interest of 5.00%; expected life of 5 years. The estimated weighted average fair value of the options granted during 2003 was $2.62 per option. The fair value estimated for the options granted on May 16, 2002 was based on the following assumptions: dividend yield 1.85%; expected volatility 15%; risk free interest of 5.3%; expected life of 5 years. The estimated weighted average fair value of the options granted during 2002 was $2.55 per option. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 and recognized the cost over the vesting period, the Company's net income and earnings per share would have been reduced to pro forma amounts indicated below:




                                                                                               DECEMBER 31,
                                                                             ------------------------------------------------
      (in thousands, except per share data)                                      2004             2003             2002
                                                                             --------------  ---------------  ---------------

      Net income
           As reported                                                    $          1,109              831            1,085

      Add:      Stock-based compensation for restricted stock,
                net of tax                                                              63               39               25

      Deduct:   Total stock-based compensation expense
                determined under fair value based method
                for all awards, net of tax                                             104               63               37
                                                                             --------------  ---------------  ---------------
           Pro forma net income                                           $          1,068              807            1,073
                                                                             ==============  ===============  ===============


      Basic earnings per share:
           As reported                                                    $           0.43             0.32             0.43
           Pro forma                                                                  0.42             0.31             0.42


      Diluted earnings per share:
           As reported                                                    $           0.42             0.31             0.42
           Pro forma                                                                  0.40             0.30             0.41

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002



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

                  Years Ended December 31, 2004, 2003 and 2002



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


       (R)    RECENTLY ISSUED ACCOUNTING PRINCIPALS

              In December 2004, the FASB issued SFAS No. 123 "Share-Based Payment." This Statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting for Stock Issued to Employees" and its related implantation guidance. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If any equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Excess tax benefits, as defined by this Statement, will be recognized as an addition to paid-in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash flows. The write-off of deferred tax assets relating to unrealized tax benefits associated

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 2004, 2003 and 2002




              with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in paid-in capital to which it can be offset. This Statement is effective for the Company as of July 1, 2005 and may be adopted prospectively or retrospectively. Adoption of this statement will affect the Company's results of operations. The extent of the impact has not yet been quantified.


     (S)      SUBSEQUENT EVENT (UNAUDITED)

              On March 4, 2005, the Company acquired Ladd's Insurance Agency, Inc. ("Ladd's"), a private New York corporation with offices in North Syracuse and Auburn, New York. Under the terms of the purchase, the Company acquired all of the issued and outstanding shares of Ladd's capital stock for $1,589,372. In addition, Ladd's shareholders may additionally receive an aggregate $770,000 if Ladd's meets certain EBITDA targets in each of the next three years.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 2004, 2003 and 2002


 (2)   SECURITIES

       The amortized cost and fair value of securities are as follows:




                                                                     DECEMBER 31, 2004
                                               ---------------------------------------------------------------
                                                                    GROSS           GROSS
                                                 AMORTIZED        UNREALIZED      UNREALIZED
                                                    COST            GAINS           LOSSES        FAIR VALUE
                                               ---------------   -------------   -------------    ------------
                                                                        (in thousands)
Securities available for sale:
      Debt securities:
         United States Government
           agency obligations               $           4,230              19              33           4,216
         Municipal securities                          16,950             750              39          17,661
         Corporate securities                           1,763              69               -           1,832
         Mortgage-backed securities:
           GNMA                                             2               -               -               2
           FNMA                                        16,045              45              80          16,010
           FHLMC                                        4,864              17              44           4,837
           Private Issuers                                441               -               -             441
                                               ---------------   -------------   -------------    ------------

                 Total mortgage-
                    backed securities                  21,352              62             124          21,290
                                               ---------------   -------------   -------------    ------------


                 Total debt securities                 44,295             900             196          44,999
                                               ---------------   -------------   -------------    ------------


Equity securities:
      FNMA preferred stock                                501               -               5             496
      FHLMC preferred stock                             3,500              50              11           3,539
      Nonmarketable equity
         securities                                       378               -               -             378
                                               ---------------   -------------   -------------    ------------

                 Total equity
                    securities                          4,379              50              16           4,413
                                               ---------------   -------------   -------------    ------------

                 Total securities
                    available for sale      $          48,674             950             212          49,412
                                               ===============   =============   =============    ============


Securities held to maturity:
      Debt securites:
         Mortgage-backed securities
           FNMA                             $           6,686              56               -           6,742
                                               ===============   =============   =============    ============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002





                                                                     DECEMBER 31, 2003
                                               -------------------------------------------------------------
                                                                  GROSS           GROSS
                                                AMORTIZED       UNREALIZED      UNREALIZED
                                                  COST            GAINS           LOSSES        FAIR VALUE
                                               ------------    -------------   -------------   -------------
                                                                     (in thousands)
Securities available for sale:
      Debt securities;
         United States Government
           agency obligations               $        3,481               12              16           3,477
         Municipal securities                       16,572              770              62          17,280
         Corporate securities                        3,025              237               -           3,262
         Mortgage-backed securities:
           GNMA                                      1,503                -              19           1,484
           FNMA                                     12,047               49              84          12,012
           FHLMC                                     6,453               37              86           6,404
           Private Issuers                           1,878               30               4           1,904
                                               ------------    -------------   -------------   -------------

                 Total mortgage-
                    backed securities               21,881              116             193          21,804
                                               ------------    -------------   -------------   -------------


                 Total debt securities              44,959            1,135             271          45,823
                                               ------------    -------------   -------------   -------------


Equity securities:
      Marketable securities                          4,002               70               3           4,069
      Nonmarketable equity
         securities                                    378                -               -             378
                                               ------------    -------------   -------------   -------------

                 Total equity
                    securities                       4,380               70               3           4,447
                                               ------------    -------------   -------------   -------------

                 Total securities
                    available for sale      $       49,339            1,205             274          50,270
                                               ============    =============   =============   =============


Securities held to maturity:
      Debt securites:
         Mortgage-backed securities
           FNMA                             $        8,079               82               -           8,161
                                               ============    =============   =============   =============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002





       Proceeds from the sale of securities available for sale during 2004 were $3,316,000 with gross gains of $86,000 and gross losses of $28,000. Proceeds from the sale of securities available for sale during 2003 were approximately $9,313,000 with gross gains of $141,000 realized on those sales. Proceeds from the sale of securities available for sale during 2002 were approximately $6,352,000 with gross gains of $222,900 and gross losses of $99,800 realized on those sales.


       The carrying value of securities available for sale pledged to secure borrowings and deposits was approximately $8,241,000 at December 31, 2004.


       The following is a tabulation of debt securities, excluding mortgage-backed securities, by contractual maturity as of December 31, 2004. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                      DECEMBER 31, 2004
                                                  ---------------------------
                                                   AMORTIZED        FAIR
                                                     COST          VALUE
                                                  ------------  -------------
                                                        (in thousands)


Due in one year or less                        $            -              -
Due after one year through five years                   2,243          2,340
Due after five years through ten years                 10,321         10,681
Due after ten years                                    10,379         10,688
                                                  ------------  -------------
                                               $       22,943         23,709
                                                  ============  =============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002




       The following table presents the fair value and the unrealized loss on securities that were temporarily impaired as of December 31, 2004 and 2003.





                                                                                DECEMBER 31, 2004
                                                        LESS THAN 12 MONTHS     12 MONTHS OR MORE       TOTAL
                                                      ----------------------  ----------------------  ----------------------
                                                                   UNREALIZED             UNREALIZED              UNREALIZED
                                                      FAIR VALUE     LOSS      FAIR VALUE    LOSS      FAIR VALUE    LOSS
                                                      ----------  ----------  ----------  ----------  ----------  ----------
      Debt securities;
         United States Government
            agency obligations                      $     1,951          33           -           -       1,951          33
         Municipal securities                             1,088          20         647          19       1,735          39
         Federal agency mortgage backed securities        7,819          42       4,416          82      12,235         124
         Private issue mortgage back securities             233           -           -           -         233           -
                                                      ----------  ----------  ----------  ----------  ----------  ----------

            Total debt securities                        11,091          95       5,063         101      16,154         196

      Equity securities                                   1,985          16           -           -       1,985          16
                                                      ----------  ----------  ----------  ----------  ----------  ----------

            Total temporarily impaired securities   $    13,076         111       5,063         101      18,139         212
                                                      ==========  ==========  ==========  ==========  ==========  ==========



                                                                                 DECEMBER 31, 2003
                                                    LESS THAN 12 MONTHS          12 MONTHS OR MORE          TOTAL
                                                 --------------------------  --------------------------  --------------------------
                                                                UNREALIZED                  UNREALIZED                 UNREALIZED
                                                 FAIR VALUE       LOSS       FAIR VALUE       LOSS       FAIR VALUE       LOSS
                                                 ------------  ------------  ------------  ------------  ------------  ------------
 Debt securities;
     United States Government
        agency obligations                     $       2,983            16             -             -         2,983            16
     Municipal securities                              2,053            62             -             -         2,053            62
     Federal agency mortgage backed securities        13,948           189             -             -        13,948           189
     Private issue mortgage back securities              823             4             -             -           823             4
                                                 ------------  ------------  ------------  ------------  ------------  ------------

        Total debt securities                         19,807           271             -             -        19,807           271

 Equity securities                                       499             3             -             -           499             3
                                                 ------------  ------------  ------------  ------------  ------------  ------------

        Total temporarily impaired securities  $      20,306           274             -             -        20,306           274
                                                 ============  ============  ============  ============  ============  ============

                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 2004, 2003 and 2002


       The unrealized losses are a result of the change in market interest rates and are not a result of the issuers' ability to repay future obligations. All of the Company's temporarily impaired securities are rated investment grade. Because the decline in fair value is attributed to changes in interest rates and not credit quality, and because the Company has the intent and ability to hold these securities until a market price recovery or maturity, these securities are not considered other-than-temporarily impaired.

(3)    OTHER COMPREHENSIVE INCOME

       The following summarizes the components of other comprehensive income for the years ended December 31, 2004, 2003 and 2002:




                                                                                       DECEMBER 31,
                                                                       -----------------------------------------------
                                                                           2004             2003            2002
                                                                       --------------  ---------------  --------------
                                                                                       (in thousands)
Other comprehensive (loss) income, before tax:
      Net unrealized holding (loss) gain on securities              $           (135)             (68)          1,069

      Reclasssification adjustment for secuities gains
                   included in net income                                        (58)            (141)           (123)
                                                                       --------------  ---------------  --------------
      Net unrealized (loss) gain on securities                                  (193)            (209)            946

      Change in minimum pension liability                                          -              638            (638)
                                                                       --------------  ---------------  --------------

      Other comprehensive (loss) income before tax                              (193)             429             308

        Income tax benefit (expense) related to items
                   of other comprehensive income                                  76             (170)           (123)
                                                                       --------------  ---------------  --------------


                   Other comprehensive (loss) income, net of tax    $           (117)             259             185
                                                                       ==============  ===============  ==============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002


(4)    LOANS

       The following is a summary of loans outstanding:


                                                         DECEMBER 31,
                                                   ---------------------------
                                                      2004           2003
                                                   ------------  -------------
                                                         (in thousands)

Residential mortgages and
         home equity loans                    $         62,102         60,744
Commercial mortgages                                    35,535         25,478
Commercial loans                                        24,743         19,695
Consumer loans                                          12,171         12,850
                                                   ------------  -------------
                                                       134,551        118,767
         Total loans

Allowance for loan losses                               (1,352)        (1,183)
                                                   ------------  -------------

         Net loans                            $        133,199        117,584
                                                   ============  =============


       In addition, the Company had $334,000 and $722,000 of mortgage loans held for sale at December 31, 2004 and 2003.

       The Company services loans for others of $99,471,000 and $93,771,000 at December 31, 2004 and 2003, respectively.

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

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002


(5)    ALLOWANCE FOR LOAN LOSSES

       The following is a summary of changes in the allowance for loan losses:



                                                        YEARS ENDED DECEMBER 31,
                                         --------------------------------------------------------
                                               2004               2003                2002
                                         -----------------  -----------------   -----------------
                                                             (in thousands)

Balance at beginning of year          $             1,183              1,190                 932
Provision for loan losses                             556                445                 412
Loan charge-offs                                     (441)              (491)               (188)
Recoveries                                             54                 39                  34
                                         -----------------  -----------------   -----------------

Balance at end of year                $             1,352              1,183               1,190
                                         =================  =================   =================



       The principal balance of all loans not accruing interest amounted to approximately $1,055,000 and $645,000 at December 31, 2004 and 2003,
       respectively. The forgone interest income on non-accruing loans was approximately $52,000, $72,000 and $41,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

       At December 31, 2004 the Company had no loans classified as impaired loans. At December 31, 2003, the Company had impaired loans of approximately $200,000. The recorded investment in impaired loans at December 31, 2004 and 2003 had no related reserves. The average recorded investment in impaired loans was approximately $154,000, $281,000 and $304,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The amount of interest income recognized on impaired loans (while such loans were considered impaired) was $9,000 for the year ended December 31, 2004 and $12,000 for the years ended December 31, 2003 and 2002.




(6)    MORTGAGE SERVICING RIGHTS

       The following is a summary of changes in the net carrying value of mortgage servicing rights for the years ended December 31, 2004, 2003 and 2002:



                                                                 YEARS ENDED DECEMBER 31,
                                                     -------------------------------------------------
                                                          2004             2003             2002
                                                     ---------------  ---------------  ---------------
                                                                      (in thousands)

Balance at beginning of year                       $            937              467              147
Mortgage servicing rights for loans sold                        168              583              353
Amortization                                                   (111)            (113)             (33)
                                                     ---------------  ---------------  ---------------

Balance at end of year                             $            994              937              467
                                                     ===============  ===============  ===============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002


        The Company estimates future amortization expense over the next five years for mortgage servicing rights outstanding at December 31, 2004 to be $125,000 per year.

        There was no valuation allowance for impaired servicing rights at December 31, 2004, 2003 and 2002. Based upon management's evaluation, the aggregate fair value of the mortgage servicing rights approximates the carrying value.

(7)     PREMISES AND EQUIPMENT

       Premises and equipment at December 31, 2004 and 2003 consist of the following:


                                                            DECEMBER 31,
                                                   --------------------------------
                                                        2004             2003
                                                   ---------------   --------------
                                                           (in thousands)
Land                                             $          1,792            1,518
Buildings and improvements                                  7,155            6,386
Furniture, fixtures, and equipment                          3,514            4,214
                                                   ---------------   --------------
                                                           12,461           12,118

Accumulated depreciation                                   (3,791)          (4,961)
                                                   ---------------   --------------

                Premises and equipment, net      $          8,670            7,157
                                                   ===============   ==============


Depreciation expense was approximately $703,000, $674,000 and $564,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002



(8)    TIME DEPOSITS

       Time deposit contractual maturities are summarized as follows:



                                                            DECEMBER 31,
                                              --------------------------------
                                                  2004              2003
                                              --------------   ---------------
                                                      (in thousands)

With in one year                           $         33,546            34,756
After one year and within two years                   9,393             7,233
After two years and within three years                4,615             3,004
After three years and within four years               2,254             3,744
After four years and within five years                1,288             2,385
                                              --------------   ---------------

                                           $         51,096            51,122
                                              ==============   ===============

        Certificates of deposit of $100,000 and over were approximately $16,152,000 and $13,920,000 at December 31, 2004 and 2003, respectively.
        Deposit balances up to $100,000 are FDIC insured.



(9)     SHORT-TERM BORROWINGS


        The Company has two lines of credit available from the Federal Home Loan Bank of New York ("FHLB-NY") under an overnight and one-month borrowing facility of approximately $10.4 million for each at December 31, 2004 and $10.0 million each at December 31, 2003. At December 31, 2004 the Company had outstanding borrowings under the overnight line of credit of $3,675,000. At December 31, 2003 the Company's credit lines were unused. Also, available to the Company were an overnight credit plus line of $9.0 million at December 31, 2004 and 2003 from the FHLB-NY and a $5.0 million line of credit with a commercial bank at December 31, 2004 and 2003.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002





(10)    LONG-TERM DEBT

        Long-term debt is principally fixed rate advances from the FHLB-NY. Information on the borrowings at December 31, 2004 and 2003 is summarized as follows:



                                                                         December 31, 2004
                                                ----------------------------------------------------------------------
                                                                          (in thousands)

    Maturity date                                   Amount                    Rate                    Call date
    -------------------------------             ----------------           -----------           ---------------------
    April 12, 2005                                        4,000                 7.15%            Non-callable
    August 11, 2005                                       1,700                 2.12%            Non-callable
    December 21, 2005                                       750                 4.97%            Non-callable
    August 11, 2006                                       1,700                 2.78%            Non-callable
    November 6, 2006                                      6,000                 3.07%            Non-callable
    December 21, 2006                                       750                 5.31%            Non-callable
    August 13, 2007                                       1,700                 3.33%            Non-callable
    August 11, 2008                                       1,700                 3.74%            Non-callable
    December 15, 2008                                     2,000                 3.80%            Non-callable
    December 14, 2009                                     2,777                 3.99%            Non-callable
    December 23, 2009                                     1,000                 4.16%            Non-callable
    June 6, 2011                                          2,000                 4.50%            Quarterly

                                                ----------------           -----------
                                              $          26,077                 4.10%
                                                ================

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002






                                                                       December 31, 2003
                                                ----------------------------------------------------------------------
    Maturity date                                   Amount                    Rate                    Call date
    -------------------------------             ----------------           -----------           ---------------------
                                                                         (in thousands)
    August 11, 2004                           $           3,200                 1.48%            Non-callable
    December 13, 2004                                     5,000                 6.00%            Quarterly, beginning
                                                                                                 December 13, 2001
    December 31, 2004                                       750                 4.42%            Non-callable
    April 12, 2005                                        4,000                 7.15%            Non-callable
    August 11, 2005                                       1,700                 2.12%            Non-callable
    December 21, 2005                                       750                 4.97%            Non-callable
    August 11, 2006                                       1,700                 2.78%            Non-callable
    December 21, 2006                                       750                 5.31%            Non-callable
    August 13, 2007                                       1,700                 3.33%            Non-callable
    August 11, 2008                                       1,700                 3.74%            Non-callable
    June 6, 2011                                          2,000                 4.50%            Quarterly, beginning
                                                                                                 June 5, 2003
                                                ----------------           -----------
                                              $          23,250                 4.46%
                                                ================


        The advances are collateralized by FHLB-NY stock owned by the Company and mortgage-backed securities with a fair value of approximately $6.5 million at December 31, 2004 and $6.8 million at December 31, 2003. In addition, the advances are collateralized by a blanket lien on the Company's 1-4 family mortgage loans.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002


(11)   INCOME TAXES


       Income tax expense (benefit) attributable to income before income taxes consisted of the following:



                                                           CURRENT                   DEFERRED                     TOTAL
                                                    ----------------------     ----------------------     --------------------
                                                                                  (in thousands)
           Year ended
               December 31, 2004:
                  Federal                        $                207                        (123)                       84
                  State                                            69                         (13)                       56
                                                   ---------------------      ---------------------      ---------------------

                        Total                    $                276                        (136)                      140
                                                   =====================      =====================      =====================

           Year ended
               December 31, 2003:
                  Federal                        $               (295)                        310                        15
                  State                                            43                           8                        51
                                                   ---------------------      ---------------------      ---------------------

                        Total                    $               (252)                        318                        66
                                                   =====================      =====================      =====================

           Year ended
               December 31, 2002:
                  Federal                       $                 179                         (84)                       95
                  State                                            55                          27                        82
                                                   ---------------------      ---------------------      ---------------------

                        Total                    $                234                         (57)                      177
                                                   ===================        =====================      =====================

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002




        Actual income tax expense attributable to income before income taxes differed from the amounts computed by applying the Federal statutory income tax rate to pre-tax income as follows:



                                                                                      YEARS ENDED DECEMBER 31,
                                                                           ------------------------------------------------
                                                                               2004             2003             2002
                                                                           --------------   --------------   --------------
Federal income tax expense
      at statutory rate                                               $              425              305              429

Increase (decrease) resulting from:
      Tax-exempt income on securities                                               (296)            (280)            (237)
      State taxes, net of Federal income
            tax effect                                                                37               33               55

      Income from bank-owned life insurance                                          (75)             (79)             (87)
      Valuation allowance on charitable contribution carryover                         -               51                -
      Other, net                                                                      49               36               17
                                                                           --------------   --------------   --------------

Actual income tax expense                                             $              140               66              177
                                                                           ==============   ==============   ==============

Effective tax rate                                                                 11.2%             7.4%            14.0%
                                                                           ==============   ==============   ==============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002




        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:




                                                                                  DECEMBER 31,
                                                                         -------------------------------
                                                                             2004             2003
                                                                         --------------   --------------
                                                                                 (in thousands)
Deferred tax assets:
       Allowance for loan losses                                      $            527              462
       Postretirement benefit                                                      270              256
       Deferred compensation                                                       550              450
       Charitable contribution carryforward                                         55              102
       AMT crefit carryforward                                                     267              140
       Restricted stock plan                                                        20               20
       Mortgage recording tax credit                                                 -               19
                                                                         --------------   --------------

               Total gross deferred tax assets                                   1,689            1,449
                                                                         --------------   --------------

Valuation allowance on
       charitable contribution carryforward                                          -              (59)

                                                                         --------------   --------------
               Net value of deferred tax assets                                  1,689            1,390
                                                                         --------------   --------------

Deferred tax liabilities:
       Excess tax bad debt reserve over base year                                  122              141
       Depreciation                                                                305              273
       Prepaid pension asset                                                       325              270
       Mortgage servicing rights                                                   387              365
       Net unrealized gain on securities available for sale                        295              371
       Deferred loan fees, net                                                     177              113
       Other                                                                        26               17
                                                                         --------------   --------------

               Total gross deferred tax liabilities                              1,637            1,550
                                                                         --------------   --------------

Net deferred tax asset, included in other assets                      $             52             (160)
                                                                         ==============   ==============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002



        In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $1,107,000 at December 31, 2004, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under current tax law, events that would result in taxation of these reserves include redemptions of the Bank's stock, certain excess distributions to the Parent Company or failure by the institution to qualify as a bank for Federal income tax purposes. The unrecognized deferred tax liability at December 31, 2004 with respect to the base-year reserves was approximately $430,000.

        Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the loss carryback period. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. As a result of management's assessment there was no valuation allowance required at December 31, 2004. At December 31, 2003, management determined that a valuation allowance of $59,000 was necessary to provide for charitable contribution carry forward that will most likely expire unused. During 2004, this charitable contribution carry forward amount did expire unused and the corresponding deferred tax asset was written off against the valuation allowance recorded in 2003. A valuation allowance was not assessed as being necessary at December 31, 2002.

(12)    EARNINGS PER SHARE

        The following table sets forth certain information regarding the calculation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002. Unallocated ESOP shares are not considered outstanding for earnings per share computations. The ESOP shares become outstanding for earnings per share computations when they are released for allocation.



                                                                                        YEARS ENDED DECEMBER 31,
                                                                          ----------------------------------------------------
                                                                              2004               2003               2002
                                                                          --------------    ---------------    ---------------

       (in thousands, except share and per share data)

Net income available to common stockholders                            $          1,109                831              1,085
                                                                          ==============    ===============    ===============

       Basic weighted average shares outstanding                              2,557,691          2,598,977          2,542,067
                                                                          --------------    ---------------    ---------------

       Dilutive effect of:
             Stock options                                                       82,429             62,586             59,219
             Restricted stock                                                     3,975              3,196              4,203
                                                                          --------------    ---------------    ---------------

       Diluted weighted average shares outstanding                            2,644,095          2,664,759          2,605,489
                                                                          ==============    ===============    ===============


Basic earnings per share                                               $           0.43               0.32               0.43
                                                                          ==============    ===============    ===============

Diluted earnings per share                                             $           0.42               0.31               0.42
                                                                          ==============    ===============    ===============

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002




(13)    BENEFIT PLANS

        PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

        The following table sets forth the defined benefit pension plan's and the other postretirement benefit plan's change in benefit obligation, change in fair value of plan assets, and the funded status for the years ended December 31, 2004 and 2003, using the most recent actuarial data measured at October 1, 2004 and 2003 for the defined benefit pension plan and at December 31, 2004 and 2003 for the postretirement benefit plan:




                                                                     PENSION BENEFITS                   POSTRETIREMENT BENEFITS
                                                           ----------------------------------     ---------------------------------
                                                                 2004              2003               2004                 2003
                                                           ----------------     -------------     ---------------    --------------
                                                                                         (in thousands)
Change in benefit obligation:
    Benefit obligation at beginning of year             $         4,285              3,760                  751               727
    Service cost                                                    207                176                   --                --
    Interest cost                                                   262                252                   45                47
    Amendments                                                       --                 --                   --               (27)
    Actuarial loss                                                  205                278                   73                30
    Benefits paid                                                  (185)              (181)                 (23)              (26)
    Settlements                                                    (117)                --                   --                --
                                                           ----------------     -------------     ---------------    --------------

            Benefit obligation at end of year                     4,657              4,285                  846               751
                                                           ----------------     -------------     ---------------    --------------

Change in plan assets:
    Fair value of plan assets at beginning of year                3,776              2,885                   --                --
    Actual return on plan assets                                    369                346                   --                --
    Employer contributions                                          252                726                   23                26
    Benefits paid                                                  (185)              (181)                 (23)              (26)
    Settlements                                                    (117)                --                   --                --
                                                           ----------------     -------------     ---------------    --------------
            Fair value of plan assets at end of year              4,095              3,776                   --                --
                                                           ----------------     -------------     ---------------    --------------

Funded status (deficit)                                            (562)              (509)                (846)             (751)
Unamortized net obligation at transition                              --                --                  104               115
Unamortized net loss (gain) subsequent to transition              1,397              1,289                   56               (20)
                                                           ----------------     -------------     ---------------    --------------

        Prepaid (accrued) benefit cost                  $           835                780                 (686)             (656)
                                                           ================     =============     ===============    ==============



        The accumulated benefit obligation at December 31, 2004 and 2003 was $4,021,140 and $3,702,344, respectively.

        During 2004, the Company contributed approximately $252,000 and $23,000 to the defined benefit pension plan and postretirement benefit plans, respectively. For the Fiscal Year ending December 31, 2005, the Company expects to contribute approximately $220,000 and $48,000 to the defined benefit pension plan and the postretirement plan, respectively.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002





        The Company estimates that the future benefits payable for the pension benefit and postretirement benefit plans are as follows at December 31, 2004:



                                                             Pension             Postretirement
                                                             Benefit                Benefit
                                                          --------------      ---------------------
                                                                    (in thousands)
Year ended December 31,

                 2005                                  $            183                    48
                 2006                                               196                    47
                 2007                                               203                    46
                 2008                                               219                    46
                 2009                                               229                    45
Next five years to December 31, 2014                              1,427                   202


        Net periodic pension cost consists of the following components for the years ended December 31, 2004, 2003 and 2002:



                                                             2004           2003           2002
                                                          ------------   ------------  -------------
                                                                       (in thousands)

Service cost                                            $         207            176            139
Interest cost on projected benefit obligation                     262            252            239
Expected return on plan assets                                   (345)          (267)          (311)
Amortization of unrecognized loss                                  73             71              -
                                                          ------------   ------------  -------------
Net periodic pension cost                               $         197            232             67
                                                          ============   ============  =============

       The principal actuarial assumptions used in determining the projected benefit obligation as of December 31, 2004 and 2003 were as follows:


                                                                       2004             2003
                                                                       ----             ----
       Discount rate                                                   6.00%            6.25%
       Assumed rate of future compensation increases                   3.25%            3.50%

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002



       The principal actuarial assumptions used in determining the net periodic benefit cost for the years ended December 31, 2004, 2003 and 2002 were as follows:


                                                                  2004             2003              2002
                                                                  ----             ----              ----
       Discount rate                                              6.25%            6.75%             7.25%

       Expected long-term rate of return on assets                9.00%            9.00%             9.00%

       Assumed rate of future compensation increases              3.5%             4.0%              4.5%


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

       The long-term investment objective is to be invested 65% in equity securities (equity mutual funds) and 35% in debt securities (bond mutual funds). If the plan is underfunded under the Guidelines, the bond fund portion will be temporarily increased to 50% in order to lessen asset value volatility. When the plan is no longer under funded, the bond fund portion will be decreased back to 35%. Asset rebalancing is performed at least annually, with interim adjustments made when the investment mix varies more than 5% from the target (i.e., a 10% target range).

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


       The Bank's pension plan weighted-average asset allocations at October 1, 2004, and 2003, by asset category are as follows:


                                                      PLAN ASSETS AT                  PLAN ASSETS AT
       ASSET CATEGORY                                  OCTOBER 1, 2004                OCTOBER 1, 2003
       Equity securities                                    69%                           67%
       Debt Securities (Bond Mutual Funds)                  31%                           33%
                                                            ---                           ---

       Total                                               100%                          100%
                                                           ====                          ====

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002



       The long-term rate-of-return-on-assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan's target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 5-9% and 2-6%, respectively. The long-term inflation rate was estimated to be 3%. When these overall return expectations are applied to the plan's target allocation, the expected rate of return is determined to be a range of 8.0% to 10.0%.

       The postretirement plan was amended as of December 31, 2000 to exclude all active employees from receiving future benefits under the plan.

       Net periodic postretirement benefit cost for the years ended December 31, 2004, 2003 and 2002 included the following components:


                                                                     2004          2003           2002
                                                                 -------------  ------------   ------------
                                                                              (in thousands)

Interest cost on accumulated benefit obligation                $           45            47             46
Amortization of transition obligation                                      10            11             10
Amortization of gains and losses                                           (1)            -              -
Amortization of unrecognized prior service cost                            (1)            -              -
                                                                 -------------  ------------   ------------

Net periodic postretirement benefit cost                       $           53            58             56
                                                                 =============  ============   ============


       The principal actuarial assumptions used in determining the projected benefit obligation as of December 31, 2004 and 2003 were as follows:

                                                2004              2003
                                                ----              ----
       Discount rate                            6.00%             6.25%


       The principal actuarial assumptions used in determining the net periodic benefit costs for the years ended December 31, 2004, 2003 and 2002 were as follows:

                                     2004              2003             2002
                                     ----              ----             ----

       Discount rate                 6.25%             6.50%            7.00%

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002



       The principal actuarial assumptions used in determining health care cost trend rates at December 31, 2004, 2003 and 2002 were as follows:


                                                                       2004             2003              2002
                                                                       ----             ----              ----
       Health care cost trends rate assumed for next year              8.00%            8.00%             8.00%

       Rate to which the cost trend rate is assumed to decline         8.00%            4.00%             4.00%

       Year that the rate reaches the ultimate rate                    2005             2011              2011


       The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at December 31, 2004 by approximately $65,000, and the net periodic postretirement benefit cost by approximately $4,000 for the year then ended.

       In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") became law in the United States. The Act introduces a prescription drug benefit that is at least actuarially equivalent to the Medicare benefit. We maintain a postretirement benefit (the "Plan") that was impacted by the Act.

       To date, guidance has not been finalized on how to measure actuarial equivalence and the corresponding subsidy when employees pay a significant portion of plan costs. Consequently, due to the employee cost-sharing, and the lack of complete guidance on how to treat employee cost-sharing, it is unclear whether the Plan will be deemed to provide actuarially equivalent prescription drug benefits to those to be provided by Medicare. Preliminary estimates of the potential subsidy (if any), indicate that such subsidy would have an immaterial effect on the measurement of costs and liabilities for this plan. The accumulated postretirement benefit obligation and net postretirement benefit cost related to the Plan do not reflect any amount associated with the subsidy because we are unable to conclude whether the benefit provided by the plan are actuarially equivalent to Medicare part D of the Act.

       OTHER BENEFIT PLANS

       The Company has a nonqualified deferred compensation plan for directors, under which participants may elect to defer all or part of their annual director fees. The plan provides that deferred fees are to be invested in mutual funds, as selected by the individual directors. At December 31, 2004 and 2003, deferred director fees included in other liabilities, and the corresponding assets included in other assets, aggregated approximately $769,000 and $604,000, respectively.

       The Company has a supplemental retirement plan for directors, providing for extended compensation after retirement. The plan was funded with life insurance policies on the participants, with the Company as owner and beneficiary of the policies. Cash surrender value of these policies approximated $6,038,000 and $5,817,000 at December 31, 2004 and 2003. At
       December 31, 2004 and 2003, other liabilities include approximately $574,000 and $415,000, respectively, accrued under the retirement plan.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002


       The Company sponsors a defined contribution profit sharing 401(k) plan covering substantially all employees. The Company matches certain percentages of each eligible employee's contribution to the plan. Expense for the plan amounted to approximately $55,000 for the year ended December 31, 2004 and approximately $54,000 for each of the years ended December 31, 2003 and 2002.

(14)   EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

       The Company established an ESOP in conjunction with its initial public offering to provide substantially all employees of the Company the opportunity to also become shareholders. The ESOP borrowed approximately $259,000 from the Company and used the funds to purchase 79,380 shares of the common stock of the Company in July 1999. An additional 16,500 shares were purchased using loan proceeds in 2000. The loans will be repaid from the Company's discretionary contributions to the ESOP over a period of approximately ten years. At December 31, 2004 and 2003, the loans had an outstanding balance of approximately $161,000 and $191,000, respectively, and an interest rate of 8.5%. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Shares released from the suspense account are allocated among participants at the end of the plan year on the basis of relative compensation in the year of allocation.

       On January 3, 2003, the ESOP shares were increased by 2,503 shares as a result of applying the conversion ratio of 1.02612 from the second-step conversion.

       Unallocated ESOP shares are pledged as collateral on the loan and are reported as a reduction of shareholders' equity. The Company reports compensation expense equal to the average market price of the shares to be released from collateral at the end of the plan year. The Company recorded approximately $152,000, $124,000 and $93,000 of compensation expense related to the ESOP for the years ended December 31, 2004, 2003 and 2002, respectively.



              The ESOP shares as of December 31, 2004 were as follows:

                               Allocated shares                                                55,458
                               Unallocated shares                                              42,925
                                                                                       -----------------

                                        Total ESOP shares                                      98,383
                                                                                       =================

                               Market value of unallocated shares at
                                    December 31, 2004 (in thousands)             $                 803
                                                                                       =================


              The ESOP shares as of December 31, 2003 were as follows:
                               Allocated shares                                                45,621
                               Unallocated shares                                              52,762
                                                                                       -----------------

                                        Total ESOP shares                                      98,383
                                                                                       =================

                               Market value of unallocated shares at
                                    December 31, 2003 (in thousands)             $               776
                                                                                       =================

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002



 (15)  STOCK OPTION AND RESTRICTED STOCK PLANS

     In April 2000 and June 2003, the Company adopted stock option plans (the "2000 Plan" and the "2003 Plan", respectively). At December 31, 2004, there were 85,812 and 151,073 shares of the Company's common stock reserved for issuance under the 2000 Plan and the 2003 Plan, respectively. Under the terms of the stock option plans, options are granted to directors and key employees to purchase shares of the Company's common stock at a price equal to the fair market value of the common stock on the date of the grant. Options granted vest over five years and expire ten years from the date of the grant. At December 31, 2004, there were 26,756 and 57,987 shares available for grant under the 2000 Plan and the 2003 Plan, respectively.

       The following table presents the combined stock option activity for all option plans during the periods indicated:


                                                                Options           Weighted Option
                                                            Outstanding           Price Per Share
                                                            -----------           ---------------
       Outstanding at December 31, 2001                          94,731                    $ 3.01
         Granted                                                  3,083                     10.75
         Exercised                                              (5,132)                      2.96
         Forfeited                                              (7,193)                      2.96
                                                                -------                      ----
       Outstanding at December 31, 2002                          85,489                    $ 3.29
         Conversion adjustment                                    2,230                      3.29
         Granted                                                 97,694                     12.46
         Exercised                                              (8,918)                      3.88
         Forfeited                                              (3,165)                      2.96
                                                                -------                      ----
       Outstanding at December 31, 2003                         173,330                     $8.44
         Granted                                                      -                         -
         Exercised                                             (15,609)                      3.48
         Forfeited                                              (5,579)                      7.23
                                                                -------                      ----
       Outstanding at December 31, 2004                         152,142                    $ 8.99


     The following summarizes outstanding and exercisable options at December 31, 2004:


                        Options       Outstanding                           Options    Exercisable
     Range of           Number          Weighted        Weighted             Number     Weighted
     Exercise         Outstanding        Average         Average           Exercisable  Average
     Prices                             Remaining       Exercise                        Exercise
                                       Contractual        Price                         Price
                                          Life
     $2.96-$3.58       55,894               5.3         $ 3.04              39,683          $3.05
   $10.69-$12.50       96,249               8.5         $12.44              19,672          12.40
                 --------------------------------------------------------------------------------
                      152,142               7.5          $8.99              59,355          $6.15
                 ================================================================================

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002

       In April 2000, the Company established a restricted stock plan ("stock plan") and, in June 2003, the Company established a recognition and retention plan ("recognition plan"). At December 31, 2004, there were 36,894 and 60,429 shares reserved for grants under the stock plan and recognition plan, respectively. Under the terms of the stock plan, shares awarded to directors vest at a rate of 20% per year and shares awarded to key employees vest after one year from the date of grant. Under the terms of the recognition plans, shares vest at a rate of 20% per year. In 2004 there were no grants awarded. During the years ended December 31, 2003 and 2002, The Company granted 33,233 and 2,108 shares, respectively. At December 31, 2004, there were 37,443 additional shares available under these plans. The Company recognized compensation expense for the stock plan and recognition plan of $104,000, $63,000 and $41,000 in the years ended December 31, 2004, 2003 and 2002, respectively.



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

       Quantitative measures established by regulation to ensure capital adequacy require the Bank and the Company (consolidated) to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets , and Tier I capital to average assets (each as defined in the regulations). Management believes that, as of December 31, 2004 and 2003, the Bank and the Company met all capital adequacy requirements to which they were subject.

       As of December 31, 2004 and December 31, 2003, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002


       The Bank and consolidated Company's regulatory capital amounts and ratios are presented in the following table:


                                                                                               REQUIRED RATIOS
                                                                                               ---------------
                                                                  ACTUAL                  MINIMUM      CLASSIFICATION
                                                            REGULATORY CAPITAL            CAPITAL          AS WELL
                                                            ------------------
                                                         AMOUNT           RATIO          ADEQUACY        CAPITALIZED
                                                         ------           -----          --------        -----------
                                                        (dollars in thousands)
       As of December 31, 2004:
       BANK
           Total Capital
               (to risk weighted assets)          $        25,892         18.9%             8.0%             10.0%
           Tier I Capital
               (to risk weighted assets)                   24,525         17.9              4.0               6.0
           Tier I Capital
               (to average assets)                         24,525         11.4              4.0               5.0
       CONSOLIDATED
           Total Capital
               (to risk weighted assets)                   31,753         23.1              8.0              10.0
           Tier I Capital
               (to risk weighted assets)                   30,386         22.1              4.0               6.0
           Tier I Capital
               (to average assets)                         30,386         14.0              4.0               5.0


       As of December 31, 2003:
       BANK
           Total Capital
               (to risk weighted assets)          $        24,401         19.1%             8.0%             10.0%
           Tier I Capital
               (to risk weighted assets)                   23,218         18.2              4.0               6.0
           Tier I Capital
               (to average assets)                         23,218         11.5              4.0               5.0
       CONSOLIDATED
           Total Capital
               (to risk weighted assets)                   31,596         24.9              8.0              10.0
           Tier I Capital
               (to risk weighted assets)                   30,413         24.0              4.0               6.0
           Tier I Capital
               (to average assets)                         30,413         15.2              4.0               5.0

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002


       In order to grant a priority to eligible depositors, the Bank established a liquidation account at the time of conversion in an amount equal to its total net worth at June 30, 1999. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased (as balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the shareholders and no shares may be repurchased by the Company if such actions would reduce the Bank's shareholders' equity below the amount required for the liquidation account. At December 31, 2004, the amount remaining in the liquidation account was approximately $2.6 million.


(17)   COMMITMENTS AND CONTINGENCIES

       The Company is a party to certain financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements.

       The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit, unused lines of credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

       Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since not all of the commitments are expected to be funded, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, required by the Company upon the extension of credit is based on management's credit evaluation of the customer. Mortgage and other loan commitments outstanding at December 31, 2004 and 2003 with fixed interest rates amounted to approximately $1.0 million and $2.0 million, respectively and had interest rates ranging from 5.25% to 7.50% at December 31, 2004, and 5.125% to 6.375% at
       December 31, 2003. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Mortgage and other loan commitments, including unused lines of credit, outstanding at December 31, 2004 and 2003 with variable interest rates amounted to approximately $11.5 million and $23.6 million, respectively. Variable rate loans float prior to closing.

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002


       Standby letters of credit are conditional commitments issued by the Company to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Since a portion of these instruments will expire unused, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance-sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Outstanding commitments on standby letters of credit at December 31, 2004 and 2003 amounted to approximately $0.2 million and $1.1 million, respectively. The fair value of the Company's standby letters of credit at December 31, 2004 and 2003 was insignificant.

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

       In order to reduce the interest rate risk associated with the portfolio of conventional mortgage loans held for sale, as well as outstanding loan commitments and uncommitted loan applications with rate lock agreements which are intended to be held for sale, the Company enters into mandatory forward sales commitments to sell loans in the secondary market to unrelated investors. At December 31, 2004 and 2003, the Company had mandatory commitments to sell conventional fixed rate mortgage loans at set prices amounting to approximately $2.6 million and $2.9 million, respectively. The impact of the estimated fair value of the rate locks, offset by forward sales commitments, was not significant to the consolidated financial statements.

       The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $2.5 million at December 31, 2004 and 2003.


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

                  Years Ended December 31, 2004, 2003 and 2002


       The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:


       (A)    SHORT-TERM FINANCIAL INSTRUMENTS

              For short-term instruments that are available on demand or that generally mature in ninety days or less, the carrying value approximates fair value. Such instruments include cash and cash equivalents, accrued interest receivable and accrued interest payable and short-term borrowings.

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

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002



       The estimated fair values of the Company's financial instruments as of December 31, 2004 and 2003 are as follows:



                                                              DECEMBER 31,
                                       ----------------------------------------------------------
                                           2004                          2003
                                       ---------------------------    ---------------------------
                                           CARRYING       FAIR          CARRYING        FAIR
                                            AMOUNT       VALUE           AMOUNT         VALUE
                                       -------------  ------------    ------------   ------------
                                                             (in thousands)
Financial assets:
     Cash and cash equivalents       $        7,956         7,956          15,272         15,272
     Accrued interest receivable                847           847             810            810
     Securities                              56,098        56,154          58,349         58,431
     Loans held for sale                        334           334             722            722
     Net loans                              133,199       132,669         117,584        119,147
     Mortgage servicing rights                  994           994             937            937
Financial liabilities:
     Demand, savings and money
       market deposits                      102,151       102,151         100,530        100,530
     Time deposits                           51,096        51,117          51,122         51,584
     Escrow deposits                          1,228         1,228           1,266          1,266
     Short-term borrowings                    3,675         3,675               -              -
     Long-term debt                          26,077        26,088          23,250         23,836


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

                  Years Ended December 31, 2004, 2003 and 2002


(19)   CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

       The following represents the Parent Company's statements of financial condition as of December 31, 2004 and 2003 and its statements of income and statements of cash flows for the years ended December 31, 2004, 2003 and 2002.



                        STATEMENTS OF FINANCIAL CONDITION
                                 (in thousands)

                                                                    December 31,
                                                                2004           2003
                                                             ------------  -------------

ASSETS
Cash and cash equivalents                                 $        3,978          7,726
Loan receivable from ESOP                                            161            191
Investment in subsidiary                                          25,385         24,093
Premises and equipment, net                                        3,136          1,145
Other assets                                                         362            126
                                                             ------------  -------------
         Total assets
                                                          $       33,022         33,281
                                                             ============  =============

Liabilities and Shareholders' Equity
Liabilities:
Payable to subsidiary                                     $        1,759          1,934
Other liabilities                                                     17             59
Total shareholders' equity                                        31,246         31,288
                                                             ------------  -------------

         Total liabilities and shareholders' equity       $       33,022         33,281
                                                             ============  =============



                                                                     (continued)

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002




(19)  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)




                               STATEMENT OF INCOME
                                 ( in thousands)


                                                                 Years Ended December 31,
                                                                  2004              2003            2002
                                                             ---------------   ---------------  --------------
Interest and dividend income:
         Interest income                                   $             54                91              33
         Dividend income                                                  0                 0             260
                                                             ---------------   ---------------  --------------

              Total interest and dividend income                         54                91             293

Non-interest expenses:
         Other non-interest expenses                                    391               386              81
                                                             ---------------   ---------------  --------------

              Total non-interest expenses                               391               386              81
                                                             ---------------   ---------------  --------------


Income (loss) before income tax benefit
  and equity in income of subsidiary                                   (337)             (295)            212

Income tax benefit                                                       38                21              19
                                                             ---------------   ---------------  --------------

Income (loss) before equity in income
              of subsidiary                                            (299)             (274)            231

Undistributed equity in income of subsidiary                          1,408             1,105             854
                                                             ---------------   ---------------  --------------


Net income                                                 $          1,109               831           1,085
                                                             ===============   ===============  ==============

                                                                     (continued)

                  BRIDGE STREET FINANCIAL, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003 and 2002


 (19) CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (CONTINUED)



                             STATEMENT OF CASH FLOW
                                 (in thousands)


                                                                                        December 31,
                                                                       ------------------------------------------------
                                                                           2004             2003             2002
                                                                       --------------   --------------  ---------------
Cash flow from operating activities:
      Net income                                                     $         1,109              831            1,085
      Adjustments to reconcile net income to net
          cash provided by operating activities:
              Undistributed equity in net income
                 of subsidiary                                                (1,408)          (1,105)            (854)
              Depreciation                                                        53                -                -
              ESOP stock release for allocation and
                 amortization of restricted stock awards                         255              187              134
              Tax benefit on vested restricted stock and                          93               39               16
                 exercised stock options
              Net increase in other assets                                      (237)             (87)             (20)
              Net (decrease) increase in other liabilities                       (42)              59                -
              Net (decrease) increase in payable to subsidiary                  (175)           1,908              (96)

                      Net cash (used in) provided by
                                                                       --------------   --------------  ---------------
                          operating activities                                  (352)           1,832              265
                                                                       --------------   --------------  ---------------


Cash flows from investment activities:
      Principal payment on loan receivable from ESOP                              30               27               26
      Purchase of premises and equipment                                      (2,044)          (1,145)               -
                                                                       --------------   --------------  ---------------

                      Net cash (used in) provided by
                          investing activities                                (2,014)          (1,118)              26


Cash flow from financing activities:
      Net proceeds from stock offering and reorganization                          -            7,415
      Net proceeds from the exercise of stock options                             55               35               15
      Dividends on common stock                                                 (497)            (422)            (260)
      Purchase of treasury stock                                                (940)            (791)             (56)
                                                                       --------------   --------------  ---------------
                      Net cash provided by (used in)
                          financing activities                                (1,382)           6,237             (301)

                      Net increase (decrease) in cash and cash
                          equivalents                                         (3,748)           6,951              (10)

Cash and cash equivalents at beginning of year                                 7,726              775              785
                                                                       --------------   --------------  ---------------

Cash and cash equivalents at end of year                             $         3,978            7,726              775
                                                                       ==============   ==============  ===============